SECURITIES ACT FILE NO. 333-133917
INVESTMENT COMPANY ACT FILE NO. 811-21195

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 |X|
PRE-EFFECTIVE AMENDMENT NO.   |  |
POST-EFFECTIVE AMENDMENT NO.  2 |X|

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 |X|
AMENDMENT NO.   12 |X|

_________________

UBS M2 FUND, L.L.C.
(Exact Name of Registrant as Specified in its Charter)

51 West 52nd Street
New York, New York 10019-6119
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 882-5000

JAMES J. DWYER, ESQ.
c/o UBS Financial Services Inc.
51 West 52nd Street
New York, New York 10019-6119
(Name and Address of Agent for Service)

COPY TO:

Stuart H. Coleman, Esq.
Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038-4982

_________________

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box    |X|

It is proposed that this filing will become effective when declared effective pursuant to Section 8(c).

If appropriate, check the following box:

           |_|           This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

          |_|            This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is — ______.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO PERSON MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, Dated April 30, 2007

PROSPECTUS
UBS M2 FUND, L.L.C.
Limited Liability Company Interests

_________________

          Investment Objective. UBS M2 Fund, L.L.C. (the "Fund") is a limited liability company registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company. The Fund's investment objective is to seek capital appreciation over the long term.

          The Fund commenced operations on February 1, 2003 under the name UBS PW M2 Fund, L.L.C. and, as of February 1, 2007, had net assets of approximately $864 million.

(continued on following page)

_________________

          Investing in the Fund's limited liability company interests (the "Interests") involves a high degree of risk. See "Risk Factors" beginning on page 16.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_________________

                                                     Total
                                                 --------------
Offering Amount                                  $613,000,000
Sales Load (1)                                   $ 12,260,000
Proceeds to the Fund                             $600,740,000(2)

_________________

(1)    Generally, the stated minimum initial investment in the Fund is $100,000, which stated minimum may be reduced for certain investors. Investors purchasing Interests may be charged a sales load of up to 2% of the Investor's capital contribution. Purchasers of Interests in conjunction with certain fixed or "wrap" fee programs, or employees or directors of the Adviser and its affiliates, and members of their immediate families, and, in the sole discretion of the Adviser, attorneys or other professional advisors engaged on behalf of the Fund, may not be charged a sales load. See "Plan of Distribution."

(2)    The Fund paid offering expenses of approximately $251,700 from the proceeds of this offering.

          UBS Financial Services Inc. ("UBS Financial Services") acts as the distributor of the Fund's Interests on a best efforts basis, subject to various conditions. The Fund also may distribute Interests through other brokers or dealers. The Fund will sell Interests only to Qualified Investors (as defined herein). Once a prospective investor's order is received, a confirmation will be sent to the investor. Thereafter, the investor's brokerage account will be debited for the purchase amount, which will be deposited into an escrow account set up at PNC Bank Corp. (the "Escrow Agent") for the benefit of the investors. See "Plan of Distribution."

UBS Financial Services Inc.
__________, 2007

          Investment Portfolio. The Fund's investment objective is to seek capital appreciation over the long term. The Fund is commonly referred to as a "fund of funds" and seeks to achieve its objective by deploying its assets among a select group of portfolio managers ("Investment Managers") who primarily employ long/short equity strategies, including those involving foreign issuers. At any given time, the Fund may be invested, to a lesser extent, in Investment Managers who employ other strategies described herein. Investment Managers generally conduct their investment programs through unregistered investment vehicles that have investors, other than the Fund, and in other registered investment companies (collectively, the "Investment Funds"). The Fund currently intends to invest its assets primarily in Investment Funds. The Fund has been designed to afford the Adviser flexibility to deploy assets in investment strategies it deems appropriate under prevailing economic and market conditions. The Adviser may add different investment strategies at its discretion. See "Risk Factors" and "Investment Objective and Principal Strategies."

          Investment Adviser. The Fund's investment adviser is UBS Fund Advisor, L.L.C. (the "Adviser" and, when providing services under the Administration Agreement referred to below, the "Administrator").

          Restrictions on Transfer. With very limited exceptions, the Interests are not transferable and liquidity will be provided only through limited repurchase offers, which will be made in the Board's sole discretion. See "Redemptions, Repurchases of Interests and Transfers."

          Repurchase of Interests. To provide a limited degree of liquidity to investors, the Fund from time to time may offer to repurchase its outstanding Interests pursuant to written tenders by investors. These repurchases will be made at such times and on such terms as may be determined by the Board in its complete and exclusive discretion. The Adviser expects that it will recommend to the Board that the Fund offer to repurchase Interests from investors twice each year, near mid-year and year-end. The Fund's Limited Liability Company Agreement (the "LLC Agreement") provides that the Fund will be dissolved if the Interest of any investor that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of such request. See "Redemptions, Repurchases of Interests and Transfers—Repurchases of Interests."

          Investment Management Fee and Administrator Fee. The Adviser provides investment advisory services to the Fund pursuant to an Investment Management Agreement. The Administrator provides certain other administrative services to the Fund including, among other things, providing office space and other support services to the Fund, pursuant to an Administration Agreement. Under the Investment Management Agreement and the Administration Agreement, the Fund pays the Adviser and Administrator monthly fees at the aggregate annual rate of 1.75% of the Fund's net assets, excluding assets attributable to the Adviser's capital account and the Administrator's capital account (collectively, the "Fund Asset-Based Fees"). The Fund Asset-Based Fees are in addition to the asset-based fees (expected to range from 1% to 2%) and incentive allocations (expected to range from 15% to 25% of net profits) charged by the Investment Funds. See "Risk Factors."

          Investor Qualifications. Interests are offered only to investors who have a net worth (with their spouses) of more than $1,500,000 or who otherwise meet the standard for a Qualified Investor. Generally, the stated minimum initial investment is $100,000, which minimum may be reduced in UBS Financial Services' sole discretion, but not below (i) $25,000 for employees of UBS AG and its affiliates and members of their immediate families, or (ii) $50,000 for purchasers of Interests in conjunction with certain fixed or "wrap" fee programs. See "Investor Qualifications."

_________________

          This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information ("SAI") dated __________, 2007, has been filed with the Securities and Exchange Commission. The SAI is available upon request and without charge by writing the Fund at c/o UBS Financial Services Inc., 51 West 52nd Street, New York, New York 10017, or by calling (800) 486-2608. The SAI is incorporated by reference into this prospectus in its entirety. The table of contents of the SAI appears on page 44 of this prospectus. In addition, you may request the Fund's annual and semi-annual reports and other information about the Fund or make investor inquiries by calling (800) 486-2608. The Fund does not have a web site on which to publish the SAI and annual and semi-annual reports. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC's website (http://www.sec.gov). The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

          Interests are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

          You should rely only on the information contained in this prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus and on any supplement thereto.

TABLE OF CONTENTS

Page

PROSPECTUS SUMMARY
SUMMARY OF FUND EXPENSES
RISK FACTORS
PERFORMANCE INFORMATION
USE OF PROCEEDS
INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES
MANAGEMENT OF THE FUND
INVESTOR QUALIFICATIONS
REDEMPTIONS, REPURCHASES OF INTERESTS AND TRANSFERS
CALCULATION OF NET ASSET VALUE
CAPITAL ACCOUNTS
TAXES
PLAN OF DISTRIBUTION
GENERAL INFORMATION
TABLE OF CONTENTS OF THE SAI
Appendix A
Appendix B
Appendix C	1 13 16 27 27 27 31 33 34 36 39 41 42 44 44 A-1 B-1 C-1

PROSPECTUS SUMMARY

          This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information (the "SAI").

The Fund	UBS M2 Fund, L.L.C. (the "Fund") is a limited liability company organized as a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Fund's investment adviser is UBS Fund Advisor, L.L.C. (the "Adviser" and, when providing services under the Administration Agreement referred to below, the "Administrator"). The Fund commenced operations on February 1, 2003 under the name UBS PW M2 Fund, L.L.C. and, as of February 1, 2007, had net assets of approximately $864 million. See "General Information."

Investment Objective and Principal Strategies	The Fund's investment objective is to seek capital appreciation over the long term. The Fund is commonly referred to as a "fund of funds" and seeks to achieve its objective by deploying its assets among a select group of portfolio managers ("Investment Managers") who primarily employ long/short equity strategies, including those involving foreign issuers. At any given time, the Fund may be invested, to a lesser extent, in Investment Managers who employ other strategies described herein. The Fund has been designed to afford the Adviser flexibility to deploy assets in investment strategies it deems appropriate under prevailing economic and market conditions. The Adviser may add different investment strategies at its discretion.

Long/Short Equity strategies involve long and short investing in equity securities that an Investment Manager believes are underor over-valued. Long-biased investing generally involves buying a security expecting its price to increase. Short investing generally involves selling a security that the Investment Fund does not own (and has to borrow) expecting to profit from a decline in its price at a later date. Investment Managers generally do not seek to neutralize the amount of long and short positions (i.e., they will generally be net long or net short). Investment Managers may specialize in a particular industry or may diversify holdings across industries. Although the strategy is more common in U.S. markets, a growing number of Investment Managers invest globally. Investment Managers may invest in equity securities without limitation as to market capitalization. Investment Managers also may use leverage and may invest in derivatives and illiquid securities. There can be no assurance that an Investment Manager will engage in short sales.

See "Investment Objective and Principal Strategies."

Investment Managers generally conduct their investment programs through unregistered investment vehicles that have investors, other than the Fund, and in other registered investment companies (collectively, the "Investment Funds"). The Fund currently intends to invest its assets primarily in Investment Funds. The Fund also may invest its assets directly pursuant to investment management agreements, granting the Investment Managers discretionary investment authority on a managed account basis or in a separate investment vehicle that may be created for an Investment Manager in which the Investment Manager serves as general partner or managing member and the Fund is the sole limited partner or the only other member. See "Investment Objective and Principal Strategies—Selection of Investment Managers."

The Adviser typically will invest directly in an Investment Fund; however, to gain exposure to certain Investment Funds, the Adviser may purchase a structured note or enter into a swap or other contract the return of which is based on the return of an Investment Fund. See "Investment Objective and Principal Strategies—Selection of Investment Managers."

Potential Benefits of Investing in the Fund	An investment in the Fund enables investors to invest with Investment Managers whose services generally are not available to the investing public, whose Investment Funds may be closed from time to time to new investors or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage. An investment in the Fund also enables investors to invest with a number of Investment Managers without incurring the high minimum investment requirements that Investment Managers typically would impose on investors.

In addition to benefiting from the Investment Managers' individual investment strategies, the Fund as a whole should achieve the benefits of exposure to a number of different investment styles and Investment Managers. By investing through multiple Investment Managers, the Fund may reduce the volatility inherent in a direct investment with a single Investment Manager.

The Adviser	The Adviser is an indirect, wholly-owned subsidiary of UBS Americas, Inc. ("UBS Americas"), which, in turn, is an indirect wholly-owned subsidiary of UBS AG, a Swiss bank. The Adviser is registered as an investment adviser under the Advisers Act of 1940, as amended (the "Advisers Act"). The Adviser and its affiliates provide investment advisory services to registered investment companies, private investment funds and individual accounts.

See "Management of the Fund."

Fees and Expenses	The Adviser provides investment advisory services to the Fund pursuant to an Investment Management Agreement. The Administrator provides certain other administrative services to the Fund including, among other things, providing office space and other support services to the Fund, pursuant to an Administration Agreement. Under the Investment Management Agreement and the Administration Agreement, the Fund pays the Adviser monthly fees at the aggregate annual rate of 1.75% of the Fund's net assets, excluding assets attributable to the Adviser's capital account and the Administrator's capital account (collectively, the "Fund Asset-Based Fees"). The Fund Asset-Based Fees are in addition to the asset-based fees and incentive allocations charged by the Investment Funds. The asset-based fees of the Investment Funds are expected to range from 1% to 2% and the incentive allocations of the Investment Funds are expected to range from 15% to 25% of net profits. See "Risk Factors."

PFPC Inc. ("PFPC"), as Fund Administrator, performs certain additional administration, accounting and investor services for the Fund and other funds sponsored or advised by UBS Americas or its affiliates, including the Adviser. In consideration for these services, the Fund and certain of these other investment funds pay the Fund Administrator an annual fee calculated based upon the aggregate average net assets of the Fund and certain of these other investment funds, subject to a minimum monthly fee, and will reimburse certain of the Fund Administrator's expenses.

The Fund bears all expenses incurred in the business of the Fund. The Investment Funds will bear all expenses incurred in the business of the Investment Funds. See "Management of the Fund—Other Expenses of the Fund" and "Summary of Fund Expenses."

Investor Qualifications	Interests will be sold only to investors who have a net worth of more than $1,500,000 (with their spouses) or who otherwise meet the requirements for a "qualified client" as defined in Rule 205-3 under the Advisers Act ("Qualified Investors"). Before you may invest in the Fund, your financial advisor or sales representative will require a certification from you that you are a Qualified Investor and that you will not transfer your Interests except in the limited circumstances permitted in the Fund's limited liability company agreement (the "LLC Agreement"). (The form of investor certification that you will be asked to sign is attached to this prospectus as Appendix B.) If your investor certification is not received and accepted by UBS Financial Services Inc. ("UBS Financial Services"), the Fund's distributor, your order will not be accepted. Other similar arrangements may be permitted by UBS Financial Services instead of the investor certification. If you attempt to transfer your Interests in violation of the LLC Agreement, the transfer will not be permitted and will be void. See "Investor Qualifications."

Investor Suitability	An investment in the Fund involves a considerable amount of risk. You may lose money. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. The Fund is an illiquid investment. Investors have no right to require the Fund to redeem their Interests in the Fund. See "Risk Factors--Investors Will Have Only Limited Liquidity."

The Offering	The Fund is offering $613 million in Interests through UBS Financial Services and other brokers or dealers. See "Plan of Distribution." UBS Financial Services may accept orders for any lesser amount. UBS Financial Services or its affiliates may pay from their own resources compensation to brokers or dealers in connection with the sale and distribution of the Interests or servicing of investors. Generally, the minimum initial investment in the Fund is $100,000, which minimum may be reduced in UBS Financial Services' sole discretion, but not below (i) $25,000 for employees of UBS AG and its affiliates and members of their immediate families, or (ii) $50,000 for purchasers of Interests in conjunction with certain fixed or "wrap" fee programs. If you want to purchase less than $100,000 in Interests, you should speak with your financial advisor. In granting any reduction, consideration is given to various factors, including the investor's overall relationship with UBS Financial Services, the investor's holdings in other funds affiliated with UBS Financial Services, and such other matters as UBS Financial Services may consider relevant at the time. Financial advisors may receive a reduced sales credit for selling Interests substantially below this stated minimum initial contribution. The Fund may vary the investment minimums from time to time. Investors purchasing Interests in the Fund may be charged a sales load of up to 2% of the investor's capital contribution. Purchasers of Interests in conjunction with certain fixed or "wrap" fee programs, or employees or directors of the Adviser and its affiliates, and members of their immediate families, and, in the sole discretion of the Adviser, attorneys or other professional advisors engaged on behalf of the Fund, may not be charged a sales load. UBS Financial Services will sell Interests from time to time (each date on which Interests are delivered is called a "Closing Date"). Before the receipt of the investor certification, investor funds will be held in escrow.

Distribution Policy	The Fund does not anticipate making periodic distributions of its net income or gains, if any, to investors. The amount and times of distributions, if any, will be determined in the sole discretion of the Board. Whether or not distributions are made, investors will be required each year to pay applicable federal and state income taxes on their allocable share of the Fund's taxable income, and will have to pay these taxes from sources other than Fund distributions. See "Risk Factors--Distributions to Investors and Payment of Tax Liability."

Unlisted Closed-End Structure; Limited Liquidity and Transfer Restrictions	The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their Interests on a daily basis. To meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds.

You will not be able to redeem your Interests on a daily basis because the Fund is a closed-end fund. In addition, with very limited exceptions, the Fund's Interests are not transferable and liquidity will be provided only through limited repurchase offers described below. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Interests and should be viewed as a long-term investment. See "Risk Factors—Investors Will Have Only Limited Liquidity."

Repurchase of Interests	No investor will have the right to require the Fund to redeem the investor's Interest in the Fund. The Fund from time to time may offer to repurchase Interests pursuant to written tenders by investors. These repurchases will be made at such times and on such terms as may be determined by the Board in its complete and exclusive discretion. The Adviser expects that it will recommend to the Board that the Fund offer to repurchase Interests from investors twice each year, near mid-year and year-end. In addition, the Fund may repurchase an Interest or a portion thereof of an investor or any person acquiring an Interest or portion thereof from or through an investor if, among other reasons, the Adviser determines that it would be in the best interests of the Fund to repurchase such an Interest or portion thereof. See "Redemptions, Repurchases of Interests and Transfers--No Right of Redemption or Transfer" and "--Repurchases of Interests."

The LLC Agreement provides that the Fund shall be dissolved if the Interest of any investor that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of such request. (The LLC Agreement is attached hereto as Appendix A.)

Taxation	Most closed-end investment companies elect to be taxed as regulated investment companies under the Internal Revenue Code of 1986, as amended (the "Code"). The Fund will not make this election and instead will seek to be treated as a partnership for Federal income tax purposes. Accordingly, the Fund should not be subject to Federal income tax, and each investor will be required to report on its own annual tax return its distributive share of the Fund's taxable income or loss.

If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation, the taxable income of the Fund would be subject to corporate income tax and distributions of profits from the Fund would be treated as dividends. See "Risk Factors—Tax Risk" below.

ERISA Plans and Other Tax-Exempt Entities	Investors subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and other tax-exempt entities, including employee benefit plans, individual retirement accounts ("IRAs") and 401(k) and Keogh Plans, may purchase Interests in the Fund. The Fund's assets should not be considered to be "plan assets" for purposes of ERISA's fiduciary responsibility and prohibited transaction rules or similar provisions of the Code. Because the Investment Funds and, to a limited extent, the Fund may use leverage, a tax-exempt investor may incur income tax liability to the extent the transactions are treated as giving rise to unrelated business taxable income ("UBTI"). A tax-exempt investor (including an IRA) may be required to make payments, including estimated payments, and file an income tax return for any taxable year in which it has UBTI. To file the return, it may be necessary for the tax-exempt investor to obtain an Employer Identification Number. Charitable remainder trusts may not purchase Interests.

Reports to Investors	The Fund will furnish to investors as soon as practicable after the end of each taxable year such information as is necessary for investors to complete Federal and state income tax or information returns, along with any other tax information required by law. For the Fund to complete its tax reporting requirements, it must receive information on a timely basis from the Investment Managers. Given the number of Investment Managers, it is possible that one or more Investment Managers will delay in providing this information. As a result, it is possible that the Fund may be unable to provide tax information to investors without significant delays and investors likely will need to seek extensions on the time to file their tax returns at the federal, state and local level. See "Risk Factors--Distributions to Investors and Payment of Tax Liability." The Fund also will send to investors a semi-annual and an audited annual report generally within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act. Quarterly reports from the Adviser regarding the Fund's operations during each quarter also will be sent to investors.

Risk Factors	An investment in the Fund involves a high degree of risk. These include the risks of:

•	loss of capital

•	investing in a fund that has a limited operating history and whose Investment Managers, in some cases, may be newly organized with limited operating histories upon which to evaluate their performance

•	investing in a fund whose performance depends upon the performance of the Investment Managers and selected strategies, the adherence by such Investment Managers to their selected strategies, the instruments used by such Investment Managers and the Adviser's ability to select Investment Managers and strategies and effectively allocate Fund assets among them

•	investing in a fund where the Investment Managers may sell securities short, which involves the theoretical risk of unlimited loss because of increases in the market price of the security sold short

•	investing in a fund where the Investment Managers may invest in securities of non-U.S. issuers, including those located in emerging markets, and in Investment Funds that may be denominated in non-U.S. currency

•	investing in a fund where the Investment Managers may change their investment strategies (i.e., may experience style drift) at any time

•	investing in a fund where the Investment Managers may invest without limitation in restricted and illiquid securities

•	investing in a fund where the Investment Managers may invest in equity securities without limitation as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies, the prices of which may be subject to erratic market movements

•	investing in a fund where the Investment Managers may charge asset-based fees and incentive allocations, which may create incentives for Investment Managers to make investments that are riskier or more speculative than in the absence of these fees

•	investing in a fund where an Investment Manager may focus on a particular industry or industries, which may subject the Investment Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries

•	investing in illiquid securities of an unlisted closed-end fund

•	investing in a fund that may borrow money to fund investments in Investment Managers

•	investing in a fund where the Investment Managers may use derivatives for hedging and non-hedging purposes

•	investing in a fund that does not make periodic distributions; investors will be required to pay applicable taxes on their respective share of the Fund's taxable income

•	investing in a fund that seeks to be treated for tax purposes as a partnership, but could be taxable as a corporation, thus being subject to two levels of taxation

•	investing in a fund that has an Adviser and Investment Managers who may have conflicts of interests

•	investing in a non-diversified fund that may allocate an unlimited percentage of its assets to the securities of any one issuer.

Because the Fund invests in Investment Funds, investors are subject to additional risks, including:

•	investing in a fund whose underlying Investment Funds generally will not be registered as investment companies under the Investment Company Act, and, therefore, the Fund will not be able to avail itself of Investment Company Act protections

•	investing in a fund whose investors will have no right to receive information about the Investment Funds or Investment Managers, and who will have no recourse against Investment Funds or their Investment Managers

•	investing in a fund that may not be able to invest in certain Investment Funds that are oversubscribed or closed or that may only be able to allocate a limited amount of assets to an Investment Fund that has been identified as an attractive opportunity

•	investing in a fund whose investors will bear two layers of asset-based fees and expenses—one at the Fund level and one at the Investment Fund level—and incentive allocations at the Investment Fund level

•	investing in a fund where the Investment Managers may receive compensation from the Fund for positive performance of an Investment Fund even if the Fund's overall returns are negative

•	investing in a fund where the Investment Managers make investment decisions independent of the Adviser and each other, which may be conflicting

•	investing in a fund whose investments in underlying Investment Funds may be illiquid

•	investing in a fund many of whose assets will be priced in the absence of a readily available market and may be priced based on estimates of fair value, which may prove to be inaccurate; these valuations will be used to calculate fees payable to the Investment Manager and the Adviser, and the price at which purchases and repurchases are made

•	investing in a fund that may not be able to vote on matters that require the approval of the limited partners of an underlying Investment Fund, including a matter that could adversely affect the Fund's investment in it

•	investing in a fund that, upon its withdrawal of all or a portion of its interest in an Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value

•	investing in a fund that may have indemnification obligations to Investment Funds and their Investment Managers.

Accordingly, the Fund should be considered a speculative investment and entails substantial risks, and you should invest in the Fund only if you can sustain a complete loss of your investment.

See "Risk Factors."

SUMMARY OF FUND EXPENSES

          The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear. The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the investors in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive allocations, charged at the underlying Investment Fund level. These indirect items are not reflected in the following chart or the example below.

Investor Transaction Expenses
     Maximum sales load(1) (percentage of purchase amount)                           2.00%
     Maximum redemption fee                                                          None

Annual Expenses (as a percentage of net assets attributable to Interests)
     Management Fee                                                                  1.45%
     Interest Payments on Borrowed Funds                                             0.01%
     Other Expenses (including Administrator Fee: 0.30%)                             0.53%
     Acquired Fund Fees and Expenses (Investment Fund Fees and Expenses)(2)          6.70%
                                                                                     ----
     Total annual expenses                                                           8.69%
                                                                                     ====

_________________

(1)

Generally, the stated minimum initial investment in the Fund is $100,000, which minimum may be reduced for certain investors. Investors purchasing Interests may be charged a sales load of up to 2% of the Investor's capital contribution. Purchasers of Interests in conjunction with certain fixed or "wrap" fee programs, or employees, or directors of the Adviser and its affiliates, and members of their immediate families, and, in the sole discretion of the Adviser, attorneys or other professional advisors engaged on behalf of the Fund, may not be charged a sales load. See "Plan of Distribution."

(2)

Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of this offering. Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings. The incentive fees or allocations charged by Investment Funds in which the Fund invests are expected to typically range from 15% to 25% of net profits. The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses." The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended December 31, 2006 of approximately $715 million, plus anticipated net proceeds of approximately $424.2 million from this offering. The Adviser estimates that approximately 1.55% (as a percentage of the net assets attributable to Interests) of the 6.70% shown as "Acquired Fund Fees and Expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds). The Adviser estimates that the balance of approximately 5.15% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

          The purpose of the table above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as an investor in the Fund. The annual "Other Expenses" shown above are estimated based on average net assets of the Fund for the fiscal year ended December 31, 2006 of approximately $715 million. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

                                                                            Example
                                                                            -------
                                                     1 Year       3 Years        5 Years         10 Years
                                                     ------       -------        -------         --------

You would pay the following expenses, including
a sales load (see footnote 1 above), on a
$1,000 investment, assuming a 5% annual return:      $ 83.84      $208.35        $328.76         $612.69
__________________

* Without the sales load, the expenses would be:     $ 65.14      $192.20        $315.06         $604.79

          The example does not present actual expenses and should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown). The Fund's organizational and offering costs are not reflected in the table or in the example. Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example. If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive allocations.

Financial Highlights

          The financial highlights table is intended to help an investor understand the Fund's financial performance for the years ended December 31, 2006, December 31, 2005 and December 31, 2004, and the period from February 1, 2003 (commencement of operations) through December 31, 2003. The information reflects financial results for an investor that has been in the Fund since inception. This information has been audited by Ernst & Young LLP, whose report, along with the Fund's financial statements, is included in the Statement of Additional Information ("SAI"). The SAI is available upon request.

                                                                                                    For the Period
                                                                                                   February 1, 2003
                                                          Year Ended                               (commencement of
                                    Year Ended           December 31,          Year Ended        operations) through
                                 December 31, 2006           2005           December 31, 2004     December 31, 2003
                                 -----------------       ------------      -------------------    ------------------
Total Return(1)                       10.88%                13.21%                5.76%                 7.46%
Ratio of net investment loss
to average net assets(2)              (1.93)%               (1.96)%              (1.98)%              (1.95)%(3)
Ratio of total expenses to
average net assets(2)                  2.02%                 2.02%                2.01%                2.04%(3)
Portfolio turnover rate                8.28%                36.38%                10.99%                4.39%
Net asset value at end of          $819,802,186          $509,128,081          $408,068,599          $277,487,455
period

          (1) Total return assumes a purchase of an Interest in the Fund at the beginning of the period and a sale of the Fund Interest on the last day of the period noted, and does not reflect the deduction of sales loads incurred when subscribing to the Fund. Total returns for a period of less than a full year are not annualized.

          (2) The average net assets used in the above ratios is calculated using pre-tender net assets.

          (3) Annualized.

          For a hypothetical $100,000 interest in the Fund at the Fund's inception through December 31, 2006, net gain would be $42,940.

          The Fund's total return for the period from February 1, 2003 (commencement of operations) to December 31, 2006 was 42.94%, and does not reflect deduction of a sales load. If deduction of a sales load had been reflected, the total return for the period would have been lower.

PRIVACY NOTICE

          This notice describes the Fund's privacy policy. The Fund is committed to protecting the personal information that it collects about individuals who are prospective, former or current investors. The Fund collects personal information for business purposes to process requests and transactions and to provide customer service. "Personal Information" is obtained from the following sources:

          • Investor applications and other forms, which may include your name(s), address, social security number or tax identification number;

          • Written and electronic correspondence, including telephone contacts; and

          • Transaction history, including information about Fund transactions and balances in your accounts with UBS Financial Services Inc. or our affiliates or other Fund holdings and any affiliation with UBS and its subsidiaries.

          The Fund limits access to Personal Information to those employees who need to know that information in order to process transactions and service accounts. Employees are required to maintain and protect the confidentiality of Personal Information. The Fund maintains physical, electronic and procedural safeguards to protect Personal Information.

          The Fund may share Personal Information described above with its affiliates for business purposes, such as to facilitate the servicing of accounts. The Fund may share the Personal Information described above for business purposes with a non-affiliated third party only if the entity is under contract to perform transaction processing, servicing or maintaining investor accounts on behalf of the Fund. The Fund also may disclose Personal Information to regulatory authorities or otherwise as permitted by law. The Fund endeavors to keep its customer files complete and accurate. The Fund should be notified if any information needs to be corrected or updated.

RISK FACTORS

Employing a Multi-Manager Strategy Involves Risks Not Present in Direct Investment Programs

          Identifying the appropriate Investment Managers and suitable Investment Funds is difficult and involves a high degree of uncertainty. In addition, certain Investment Funds, from time to time, are oversubscribed or closed, and it may not be possible to make investments that have been identified as attractive opportunities. See "—Conflicts of Interest."

          The Investment Funds generally will not be registered as investment companies under the Investment Company Act and, therefore, the Fund will not be able to avail itself of the protections of the Investment Company Act with respect to the Investment Funds, including certain corporate governance protections, such as the requirement of having a substantial number of independent board members, and statutory protections against self-dealing by the Investment Managers. Although the Adviser will receive detailed information from each Investment Manager regarding its historical performance and investment strategy, in most cases the Adviser has little or no means of independently verifying this information. An Investment Manager may use proprietary investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser. The investment strategies and styles used by an Investment Manager are subject to change without notice. For information about an Investment Fund's net asset value and portfolio composition, the Adviser will be dependent on information provided by the Investment Funds, which if inaccurate could adversely affect the Adviser's ability to manage the Fund's investment portfolio in accordance with its investment objective and to value accurately the Fund's Interests. Investors in the Fund have no individual right to receive information about the Investment Funds or the Investment Managers, will not be investors in the Investment Funds and will have no rights with respect to or standing or recourse against the Investment Funds, Investment Managers or any of their affiliates.

          An investor who met the conditions imposed by the Investment Managers could invest directly with the Investment Managers. These conditions include investment minimums that may be considerably higher than the Fund's stated minimum investment. By investing in the Investment Funds indirectly through the Fund, the investor bears two layers of fees and expenses—asset-based fees and expenses at the Fund level and asset-based fees, expenses and incentive allocations at the Investment Fund level.

          Each Investment Manager will receive any incentive allocations to which it is entitled irrespective of the performance of the other Investment Managers and the Fund generally. Accordingly, an Investment Manager with positive performance may receive compensation from the Fund, and thus indirectly from investors, even if the Fund's returns are negative. Investment decisions of the Investment Funds are made by the Investment Managers entirely independent of the Adviser and of each other. As a result, at any particular time, one Investment Fund may be purchasing securities of an issuer whose securities are being sold by another Investment Fund. Consequently, the Fund could incur indirectly certain transaction costs without accomplishing any net investment result. Similarly, the use of multiple Investment Managers may cause one or more Investment Funds to hold opposite positions in securities of issuers, thereby decreasing or eliminating the possibility of positive returns from such an investment.

          To the extent the Fund holds non-voting securities of, or contractually foregoes the right to vote in respect of, an Investment Fund (which it intends to do), it will not be able to vote on matters that require the approval of the limited partners of the Investment Fund, including a matter that could adversely affect the Fund's investment in it. See "Investment Objective and Principal Strategies—Selection of Investment Managers."

          Since the Fund may make additional investments in the Investment Funds only at certain times pursuant to limitations set forth in the governing agreements of the Investment Funds, the Fund from time to time may have to hold some, or in certain cases a substantial amount, of its assets temporarily in money market securities, cash or cash equivalents, possibly for several months.

          Each Investment Fund is permitted to redeem its securities in-kind. Thus, upon the Fund's withdrawal of all or a portion of its interest in an Investment Fund, the Fund may receive securities that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund.

          Like an investment in the Fund, investments in the Investment Funds generally will be illiquid. The governing instruments of each Investment Fund likely will have provisions similar to those of the Fund restricting both the transferability of an investor's Interest and the ability of any investor to withdraw its investment in certain circumstances. Some Investment Funds will not permit withdrawals at the same time as the Fund. As a result, the liquidity of the Fund's Interests may be adversely affected and the Fund may manage its investment program differently than if it were able to withdraw monies from each Investment Fund at the same time it desires to provide liquidity to its investors. In addition, some Investment Funds that invest a high percentage of their assets in illiquid investments may experience difficulty in meeting redemption requests and may not be able to redeem those investments in kind. In such circumstances, the Fund's ability to provide liquidity to investors could be adversely affected.

          For the Fund to complete its tax reporting requirements, it must receive information on a timely basis from the Investment Managers. Given the number of Investment Managers, it is possible that one or more Investment Managers will delay in providing this information. As a result, it is possible that the Fund may be unable to provide tax information to investors without significant delays and investors likely will need to seek extensions on the time to file their tax returns at the federal, state and local level.

          A noncorporate investor's share of the Fund's investment expenses may be subject to certain limitations on deductibility for regular Federal income tax purposes and may be completely disallowed for purposes of determining the noncorporate investor's alternative minimum tax liability.

          The Fund may be required to indemnify certain of the Investment Funds and their Investment Managers from any liability, damage, cost or expense arising out of, among other things, breaches of representations and warranties included in the Investment Fund's subscription documents and certain acts or omissions relating to the offer or sale of the Fund's Interests.

Business and Regulatory Risks of Investment Funds

          Legal, tax and regulatory changes could occur during the term of the Fund that may adversely affect the Fund. The regulatory environment for Investment Funds is evolving, and changes in the regulation of Investment Funds may adversely affect the value of investments held by the Fund and the ability of the Fund successfully to pursue its investment strategy. In addition, the securities, commodities and futures markets are subject to comprehensive statutes, regulations and margin requirements. The effect of any future regulatory change on the Fund could be substantial and adverse.

Market Fluctuations Will Affect the Fund's Returns

          The Fund's investments in Investment Funds may be negatively affected by the broad investment environment in the securities markets. That investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. Therefore, the Fund's net asset value will fluctuate. You may experience a significant decline in the value of your investment and could lose money. The Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment.

Long/Short Equity Strategies Involve Risk of Loss

          As part of these strategies, an Investment Manager seeks to purchase what it believes to be undervalued securities and may sell what it believes to be overvalued securities to generate returns and to hedge out some portion of the general market risk. These long and any short positions may be completely unrelated. If the Investment Manager's analysis is incorrect or based on inaccurate information, these investments may result in significant losses to the Investment Fund. There can be no assurance that an Investment Manager will employ any hedging strategies (including short sales) with respect to all or any part of its portfolio.

Other Investment Strategies Involve Risk of Loss

          In addition the Fund may, in the Adviser's sole discretion, invest in other strategies (which are not the principal investment strategies of the Fund) that have risks associated with them, including:

          Relative Value Strategies. As part of these strategies, an Investment Manager may use substantial leverage in an attempt to capture relatively small mispricings between related securities. If the models the Investment Manager use incorrectly predict the behavior of the securities, significant losses may be experienced.

          Merger Arbitrage/Event-Driven Strategies. As part of these strategies, an Investment Manager may invest in securities of issuers facing special situations, such as restructurings, spin-offs, liquidations or privatizations. Investments of this type involve substantial risks. The market prices of the securities of such issuers typically are subject to above average price volatility, the spread between the bid and asked prices of such securities may be greater than ordinarily expected and such securities may be thinly traded. The failure of the transaction to occur or occur at the anticipated time or upon the anticipated terms, can cause the value of the securities purchased to decline significantly.

          Macro Strategies. These strategies generally focus on macro-economic opportunities across numerous markets and instruments. The success of these strategies will depend on an Investment Manager's ability to identify and exploit certain opportunities in global economies. Identification and exploitation of these opportunities involve uncertainty. In addition, Investment Managers who hold concentrated positions in a limited number of markets may expose those Investment Funds to a greater risk of loss than if they held positions in a broader range of markets.

          Distressed Investing Strategies. As part of these strategies, the Investment Managers focus on financially distressed companies. In any related reorganization or liquidation proceeding, the Investment Fund may lose its entire investment or may be required to accept cash or securities with a value less than the original investment. Where Investment Managers take control positions, serve on creditors' committees or otherwise take an active role in seeking to influence the management of the issuers of distressed securities, their Investment Funds may be subject to increased litigation risk resulting from their actions and they may obtain inside information that may restrict their ability to dispose of the distressed securities.

          Emerging Market Strategies. These strategies involve purchasing securities of issuers located in emerging markets. Emerging market countries have economic structures that are generally less diverse and mature, and political systems that are less stable, than those of developed countries. Emerging markets may be more volatile than the markets of more mature economies. Many emerging countries providing investment opportunities for the Investment Funds have experienced substantial, and in some periods extremely high, rates of inflation for many years, and resulting sharp, sustained declines in the value of their currencies and securities markets. Inflation and rapid fluctuations in inflation rates have had and may continue to have adverse effects on the economies and securities markets of certain of these countries. Many issuers in these countries and the countries themselves have defaulted on their obligations.

The Incentive Allocations Charged by the Investment Managers May Create Incentives for Speculative Investment

          Each Investment Manager generally will charge the Fund an asset-based fee and some or all of the Investment Managers will receive incentive allocations. The asset-based fees of the Investment Managers are expected to range from 1% to 2% and the incentive allocations of the Investment Managers are expected to range from 15% to 25% of net profits, but may be greater or less in some cases. The Adviser and the Administrator also will charge asset-based fees.

          The incentive allocation that will be received by an Investment Manager may create an incentive for the Investment Manager to make investments that are riskier or more speculative than those that might have been made in the absence of the incentive allocation. In addition, because the incentive allocation is calculated on a basis that includes realized and unrealized appreciation of an Investment Fund's assets, the allocation may be greater than if it were based solely on realized gains.

Investment Managers May be Newly Organized

          Some Investment Managers may be newly organized and therefore may have no, or only limited, operating histories. However, the Adviser will endeavor to select Investment Managers whose principals have substantial capital markets experience.

The Investment Funds May Purchase Equity Securities Without Restriction as to Market Capitalization

          Investment Managers generally may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies. The prices of the securities of some of these smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are more subject to changes in earnings and prospects, among other things.

The Investment Funds' Use of Short Selling is Highly Speculative

          Some of the Investment Funds may sell securities short. Short selling is a speculative investment technique that involves expenses to the Investment Funds and the following additional risks:

•	while the potential gain on a short sale is limited, the loss is theoretically unlimited

•	it can increase the effect of adverse price movements on an Investment Fund's portfolio

•	the Investment Fund may not be able to close out a short position at any particular time or at the desired price

•	the Investment Fund may be subject to a "short squeeze" when other short sellers desire to replace a borrowed security at the same time as the Investment Fund, thus increasing the price the Investment Fund may have to pay for the security and causing the Investment Fund to incur losses on the position

•	if the market for smaller capitalization or foreign companies becomes illiquid, the Investment Fund may be unable to obtain securities to cover short positions

•	certain foreign markets may limit the Investment Fund's ability to short stocks

The Investment Funds' Foreign Investments Involve Risk of Loss

          The Fund expects to invest a portion of its assets in Investment Funds whose Investment Managers invest in the securities of foreign issuers, including those in emerging markets, and in Investment Funds that may be denominated in foreign currencies. Foreign investments face specific risks, which include:

•	unfavorable changes in currency rates and exchange control regulations

•	restrictions on, and costs associated with, the exchange of currencies and the repatriation of capital

•	reduced availability of information regarding foreign companies

•	different accounting, auditing and financial standards and possibly less stringent reporting standards and requirements

•	reduced liquidity and greater volatility

•	difficulty in obtaining or enforcing a judgment

•	increased market risk due to regional economic and political instability

•	increased brokerage commissions and custody fees

•	securities markets which are less developed than in the U.S. may suffer from periods of relative illiquidity, and may be subject to a lesser degree of supervision and regulation than securities markets in the U.S.

•	foreign withholding taxes

•	delays in settling securities transactions

•	threat of nationalization and expropriation

•	increased potential for corrupt business practices in certain foreign countries

•	failure to receive government approval prior to investments in a particular issuer by foreign persons

•	limits on the amounts of investment by foreign persons in particular issuers

•	limits on the investment by foreign persons to specific classes of securities with less advantageous rights.

           In addition to the risks associated with investments in foreign securities generally, investments in securities located in particular regions or countries with emerging markets may face the following additional risks, among others:

•	inflation and rapid fluctuations in inflation rates in the economies and financial markets of certain emerging market countries

•	high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries

•	high concentration of investors and financial intermediaries

•	political and social uncertainties

•	overburdened infrastructure and obsolete or unseasoned financial systems.

The Investment Funds' Use of Derivatives Involves Risk

           Some of the Investment Funds may invest in, or enter into, derivatives contracts ("Derivatives"), including options, swaps, swaptions, futures and forward agreements, which involve the following risks, among others:

•	Derivatives can be volatile

•	Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large impact on the Investment Fund's or the Fund's performance

•	The market for any Derivative is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives

•	Entering into Derivative transactions in foreign markets may involve more risk than entering into domestic transactions

•	Certain Derivatives, such as swaps, involve the assumption of the credit risk of the counterparty to the transactions

Investment Funds May Invest Significantly in Volatile Sectors

           One or more Investment Managers, from time to time, may invest a substantial portion of its Investment Fund's assets in an industry sector, such as financial services, health sciences or technology. As a result, the investment portfolios of these Investment Funds (as well as the Fund's portfolio) may be subject to greater risk and volatility than if investments had been made in a broader range of issuers. In addition, an Investment Fund's emphasis in a particular sector may be especially volatile. To the extent that the Fund's portfolio (which, for this purpose, means the aggregate securities positions held by the Investment Managers) is concentrated in securities of issuers in a single industry, the risk of any investment decision is increased.

Investors Will Have Only Limited Liquidity

           The Fund is a closed-end investment company designed primarily for long-term investors. Interests in the Fund will not be traded on any securities exchange or other market. With very limited exceptions, Interests are not transferable and liquidity will be provided only through limited repurchase offers. These repurchases will be made at such times and on such terms as may be determined by the Board in its complete and exclusive discretion. The Adviser expects that it will recommend to the Board that the Fund offer to repurchase Interests from investors twice each year, near mid-year and year-end. The LLC Agreement provides that the Fund will be dissolved if the Interest of any investor that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of such request.

           The Fund's repurchase policy will have the effect of decreasing the size of the Fund over time from what it otherwise would have been, if sufficient additional interests are not sold. Therefore, it may force the Fund to sell assets (i.e., interests in Investment Funds) it otherwise would not sell. It also may reduce the investment opportunities available to the Fund and cause its expense ratio to increase. The Fund likely will sell its more liquid assets first to satisfy repurchase requests, thus increasing its concentration in less liquid securities.

           Some of the Investment Funds may invest all or a portion of their assets in private placements which may be illiquid. Some of these investments are held in so-called side pockets, which are sub-funds within the Investment Funds, which provide for their separate liquidation over a much longer period than an investment in the Investment Fund. Were the Fund to seek to liquidate its investment in an Investment Fund which maintains these investments in a side pocket arrangement or which holds substantially all of its assets in illiquid securities, the Fund might not be able to fully liquidate its investment without delay, which could be considerable. During the period until the Fund fully liquidated its interest in the Investment Fund, the value of its investment would fluctuate.

Investment Managers' Use of Leverage Involves Risk of Loss

           Investment Managers may borrow money for investment purposes. Borrowing for investment purposes, which is known as "leverage," is a speculative investment technique and involves certain risks.

           Although leverage will increase investment return if the Investment Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of such funds, using leverage will decrease investment return if the Investment Fund fails to earn as much on such investments as it pays for the use of such funds. Using leverage, therefore, will magnify the volatility of the value of the Investment Fund's investment portfolio. If the Investment Fund's portfolio securities decline in value, it could be required to deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in an Investment Fund's assets, whether resulting from changes in market value or from redemptions, it might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. The Investment Fund also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

           The Investment Company Act limits the amount an investment company can borrow by imposing an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of an investment company's total indebtedness may not exceed one-third the value of its total assets, including such indebtedness, measured at the time the investment company incurs the indebtedness. These limits only apply to the Investment Funds that are managed by Subadvisers (as described under "Investment Objective and Principal Strategies—Selection of Investment Managers") and, therefore, the Fund's portfolio may be highly leveraged and the volatility of the price of its interests may be great.

           To obtain "leveraged" market exposure in certain investments and to increase overall return, an Investment Manager may purchase options and other derivative instruments that do not constitute "indebtedness" for purposes of the Asset Coverage Requirement. These instruments nevertheless may involve significant economic leverage and therefore, in some cases, may involve significant risks of loss.

The Fund May Borrow Money

           The Fund may borrow money to fund investments in certain Investment Managers, for temporary or emergency purposes or in connection with repurchases of, or tenders for, the Fund's Interests. If the Fund borrows money, its net asset value may be subject to greater fluctuation until the borrowing is repaid and the risks of leverage described under "—Investment Managers' Use of Leverage Involves Risk of Loss" will be present. The Fund would expect to repay leverage used to fund investments from the proceeds of subsequent offerings of Interests. If the Fund were unable to sell a sufficient amount of Interests to repay these borrowings, the Fund could remain leveraged or reduce its leverage by selling Investment Funds.

The Fund is Non-Diversified

           The Fund is classified as a "non-diversified" management investment company under the Investment Company Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a "diversified" management investment company. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a "diversified" fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its Interests.

Restricted and Illiquid Investments Involve the Risk of Loss

           The Fund and the Investment Managers may invest without limitation in restricted securities and other investments which are illiquid, which may include so-called "PIPE" (private investments in public equity) securities. Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act of 1933, as amended (the "1933 Act"), or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the 1933 Act.

           Where registration is required to sell a security, an Investment Manager may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Manager may be permitted to sell a security under an effective registration statement. If during such a period adverse market conditions were to develop, the Investment Manager might obtain a less favorable price than the prevailing price when it decided to sell. Restricted securities for which no market exists and other illiquid investments held by Investment Funds advised by Subadvisers will be valued at fair value as determined in accordance with procedures approved and periodically reviewed by the Directors. Investment Managers may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

           In addition, the Fund's interests in the Investment Funds are themselves illiquid and subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from an unregistered Investment Fund pursuant to limited withdrawal rights. The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time.

Conflicts of Interest

           The Adviser and its affiliates manage the assets of registered investment companies, private investment funds and individual accounts (collectively, "Adviser Clients"). The Fund has no interest in these activities. In addition, the Adviser, its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest.

           The Adviser or its affiliates may determine that an investment opportunity in a particular investment vehicle is appropriate for a particular Adviser Client or for itself or its officers, directors, partners, members or employees, but not for the Fund. Situations may arise in which the Adviser, its affiliates or Adviser Clients have made investments which would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund. The investment activities of the Adviser, its affiliates and any of their respective officers, directors, partners, members or employees may disadvantage the Fund in certain situations, if, among other reasons, the investment activities limit the Fund's ability to invest in an investment vehicle.

           Investment decisions for the Fund are made independently from those of Adviser Clients. If, however, the Fund desires to invest in the same Investment Fund as an Adviser Client, the available investment will be allocated equitably. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Adviser Clients, in all investments. In some cases, investments for Adviser Clients may be on terms different than, and sometimes more favorable than, an investment made on behalf of the Fund. In addition, this process may adversely affect the amount the Fund will be able to invest in an Investment Fund.

           UBS Financial Services or its affiliates may provide brokerage, placement, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the Investment Managers or their affiliates, including the Investment Funds, and receive compensation for providing these services. These relationships could preclude the Fund from engaging in certain transactions and could constrain the Fund's investment flexibility. (All Investment Funds and other accounts managed by the Investment Managers or their affiliates, excluding the Fund, are referred to collectively as the "Investment Manager Accounts.")

           The Adviser, its affiliates or Adviser Clients may have an interest in an account or investment vehicle managed by, or enter into relationships with, an Investment Manager or its affiliates on terms different, and potentially more favorable, than an interest in the Fund. In addition, the Investment Managers may receive research products and services in connection with the brokerage services that the Adviser and its affiliates may provide from time to time to one or more Investment Manager Accounts or to the Fund.

           UBS AG or its affiliates may lend to issuers of securities that are owned by the Fund or that are owned by the Investment Funds, or to affiliates of those issuers, or may receive guarantees from the issuers of those securities. In making and administering such loans, UBS AG or its affiliates may take actions, including restructuring a loan, foreclosing on the loan, requiring additional collateral from an issuer, charging significant fees and interest to the issuer, placing the issuer in bankruptcy, or demanding payment on a loan guarantee, that may be contrary to the interests of the Fund. If that happens, the security issued by the borrower or the guarantor or the affiliate that is owned by the Fund or the Investment Funds may lose some or all of its value.

Tax Risk

           The Fund expects to be treated as a partnership for Federal income tax purposes. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation, the taxable income of the Fund would be subject to corporate income tax and distributions of profits from the Fund would be treated as dividends.

           Because the Investment Funds and, to a limited extent, the Fund may use leverage, a tax-exempt investor may incur income tax liability to the extent the transactions are treated as giving rise to UBTI and, in such case, may be required to make payments, including estimated payments, and file an income tax return.

Distributions to Investors and Payment of Tax Liability

           The Fund does not anticipate making periodic distributions of its net income or gains, if any, to investors. Investors will be required each year to pay applicable Federal and state income taxes on their respective shares of the Fund's taxable income, and will have to pay these taxes from sources other than Fund distributions. The amount and times of distributions, if any, will be determined in the sole discretion of the Board.

PERFORMANCE INFORMATION

           Appendix C contains the actual performance of the Fund, as well as performance information for UBS Masters Fund, L.L.C. ("Masters"), an unregistered investment management company managed by the Adviser pursuant to an investment program that is substantially similar to the Fund's investment program. Prospective investors should recognize that future performance of the Fund will differ from the performance of Masters. Future investments will be made under different economic conditions and the Fund likely will invest a substantial portion of its assets in different Investment Funds. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

USE OF PROCEEDS

           The Fund will invest the net proceeds of this offering in accordance with the Fund's investment objective and policies and principal strategies as soon as practicable (which the Fund expects to be within three months) after each closing of the offering. Pending the investment of the proceeds of any offering in Investment Funds pursuant to the Fund's investment objective and principal strategies, the Fund may invest a portion of the proceeds of the offering that is not invested in Investment Funds, which may be a substantial portion of the proceeds of the offering, in short-term, high quality debt securities, or money market funds. In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs. The Fund may be prevented from achieving its objective during any time in which the Fund's assets are not substantially invested in accordance with its principal investment strategies.

INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

Investment Objective

           The Fund's investment objective is to seek capital appreciation over the long term. The Fund is commonly referred to as a "fund of funds" and seeks to achieve its objective by deploying its assets among Investment Managers who primarily employ long/short equity strategies, including those involving foreign issuers, and, to a lesser extent in other strategies which may include relative value, merger arbitrage/event driven, macro, distressed investing and emerging market strategies. At any given time, the Fund may not be invested in all of the strategies. The Fund has been designed to afford the Adviser flexibility to deploy assets in investment strategies it deems appropriate under prevailing economic and market conditions. The Adviser may add different investment strategies at its discretion.

           Additional information about the types of investments that are expected to be made by the Investment Managers is provided below. The Fund's investment objective is a fundamental policy and may not be changed without the approval of investors. Except as otherwise indicated, the Fund's investment policies and restrictions are not fundamental and may be changed without a vote of the investors. See "Additional Investment Policies—Fundamental Policies" in the Fund's SAI.

           No assurance can be given that the Fund will achieve its investment objective.

Principal Strategies

           Long/short equity strategies involve long and short investing in equity securities that an Investment Manager believes are under- or over-valued. Long-biased investing generally involves buying a security expecting its price to increase. Short investing generally involves selling a security that the Investment Fund does not own (and has to borrow) expecting to profit from a decline in its price at a later date. Investment Managers generally do not seek to neutralize the amount of long and short positions (i.e., they will generally be net long or net short). Investment Managers may specialize in a particular industry or may diversify holdings across industries. Although the strategy is more common in U.S. markets, a growing number of Investment Managers invest globally. Investment Managers may invest in equity securities without limitation as to market capitalization. Investment Managers also may use leverage and may invest in derivatives and illiquid securities. There can be no assurance that an Investment Manager will engage in short sales.

Additional Strategies

           The Adviser may choose Investment Managers who employ other investment strategies (which are not the principal investment strategies of the Fund), including but not limited to relative value, merger arbitrage/event driven, macro, distressed investing and emerging market strategies.

           Relative value strategies involve the simultaneous purchase and sale of similar securities to exploit pricing differentials. Investment Managers generally seek to neutralize long and short positions to minimize the impact of general market movements. Relative value strategies include convertible bond arbitrage, statistical arbitrage, pairs trading, fixed income arbitrage and closed-end fund arbitrage. The types of instruments traded vary considerably, depending on the manager's arbitrage strategy. Since the strategy attempts to capture relatively small mispricings between two related securities, moderate to substantial leverage often is an essential part of the strategy.

           Merger Arbitrage/Event Driven strategies involve investments in securities of firms involved in mergers, acquisitions or other special situations, such as restructurings, liquidations or spin-offs, which alter a company's financial structure or operating strategy. Risk management and hedging techniques frequently are employed to protect the portfolio from deals that fail to materialize. In addition, accurately forecasting the timing of a transaction is an important factor influencing the realized return. An Investment Manager's use of leverage varies.

           Investment Managers using Macro strategies invest in a wide variety of strategies and instruments, often assuming an aggressive risk posture. Some Investment Managers rely on macro-economic models to invest across countries, markets, sectors and companies, and have the flexibility to invest in numerous financial instruments. Futures and options are often used for hedging and speculation to quickly position a portfolio to profit from changing markets. The use of leverage varies considerably.

           Distressed Investing strategies involve investment in debt and equity securities of companies in financial difficulty, reorganization or bankruptcy, nonperforming and subperforming bank loans and emerging market debt. Portfolios typically are concentrated in debt instruments. Investment Managers differ in their preference for actively participating in the workout and restructuring process and the extent to which they use leverage.

           Emerging Market strategies involve investments in securities and instruments from less developed financial markets of the world that are, nevertheless, believed to be rapidly growing. Investments typically are made by combining a top-down economic and political outlook with extensive bottom-up, company specific fundamental analysis. Investment Managers frequently maintain a net-long basis due to the high cost of hedging. As a result, investment performance may be relatively volatile.

Selection of Investment Managers

           The Adviser's research staff assists in the selection of Investment Managers using, among other things, its database of asset managers to narrow the universe of potential candidates. The Adviser will select Investment Managers on the basis of various criteria, generally including, among other things, an analysis of: the Investment Manager's performance during various time periods and market cycles; the Investment Manager's reputation, experience and training; its articulation of, and adherence to, its investment philosophy; prudent use of leverage; the presence of risk management discipline; interviews of the management team; and whether the Investment Manager has a substantial personal investment in the investment program. Not all these factors will be considered with respect to each Investment Manager and other criteria may be considered.

           As part of its diligence process, the Adviser conducts a comprehensive review of the Investment Manager, its investment process and organization, and may conduct interviews with references and industry sources to complete its determination. Once an asset manager is selected as an Investment Manager, the Adviser will continue to review the investment performance and process of the Investment Manager.

           Investment Managers generally conduct their investment programs through the Investment Funds. The Fund currently intends to invest its assets primarily in Investment Funds. The Fund also may invest its assets directly pursuant to investment management agreements, granting the Investment Managers discretionary investment authority on a managed account basis. In addition, to facilitate the efficient investment of the Fund's assets, a separate investment vehicle may be created for an Investment Manager in which the Investment Manager serves as general partner or managing member and the Fund is the sole limited partner or the only other member. Investment Managers for which such an investment vehicle is formed and Investment Managers who manage assets directly on a managed account basis are collectively referred to as "Subadvisers" and all of these arrangements would be considered as Investment Funds.

           The Fund will limit to less than 25% of its assets its investment in any one Investment Fund. The Fund either will hold non-voting securities of an Investment Fund or will limit its investment in any Investment Fund that is not advised by a Subadviser to less than 5% of the Investment Fund's voting securities. The Fund may invest a majority of its assets in non-voting securities of Investment Funds. The Fund would purchase non-voting securities to avoid being an affiliate of an Investment Fund within the meaning of the Investment Company Act. Nonetheless, the Fund may be considered, under certain circumstances, to be an affiliate of the Investment Fund. As such, the Fund might be subject to limitations imposed by the Investment Company Act on purchasing more interests in, or redeeming its interests from, the Investment Fund.

           The Fund may purchase, as Investment Funds, shares of registered investment companies, including open-end investment companies (so-called "mutual funds"), closed-end investment companies and unit investment trusts (including so-called "exchange-traded funds"). The Fund's ability to invest in registered investment companies is limited by the Investment Company Act.

          The Adviser typically will invest directly in an Investment Fund; however, to gain exposure to certain Investment Funds, the Adviser may purchase a structured note or enter into a swap or other contract the return of which is based on the return of an Investment Fund. A structured note with interest or principal payments indexed to the return of one or more referenced Investment Funds would substitute a contractual commitment running from the counterparty to the Fund for direct ownership by the Fund of a share of the Investment Funds. Similarly, a swap structure could provide a return equivalent to direct investment in one or more Investment Funds by establishing a contractual obligation on the part of the counterparty to pay the Fund a return equivalent to the return that would have been obtained by direct investment in the Fund. See "Special Investment Techniques—Swap Agreements" in the Fund's SAI.

           The Adviser will evaluate regularly each Investment Fund and its Investment Manager to determine whether its investment program is consistent with the Fund's investment objective and whether the investment performance is satisfactory. The Adviser may reallocate the Fund's assets among the Investment Funds, redeem its investment in Investment Funds and select additional Investment Funds, subject to the condition that selection of an Investment Fund advised by a new Subadviser requires approval of a majority (as defined in the Investment Company Act) of the Fund's outstanding voting securities, unless the Fund receives an exemption from certain provisions of the Investment Company Act.

           The Fund is operated by a person who has claimed an exclusion from the definition of "commodity pool operator" under the Commodity Exchange Act (the "CEA") and, therefore, such person is not subject to registration or regulation as a pool operator under the CEA.

           The Fund's investment program is speculative and entails substantial risks. There can be no assurance that the Fund's or the Investment Funds' investment objectives will be achieved or that their investment programs will be successful. In particular, an Investment Manager's use of leverage, short sales and derivative transactions, its sector or geographic focus, its limited diversification and the limited liquidity of some of its portfolio securities, in certain circumstances, can result in or contribute to significant losses to the Fund. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment.

MANAGEMENT OF THE FUND

General

           The Fund's Board provides broad oversight over the affairs of the Fund.

           The Adviser is an indirect, wholly-owned subsidiary of UBS Americas, which, in turn, is an indirect wholly-owned subsidiary of UBS AG, a Swiss bank. The Adviser is registered as an investment adviser under the Advisers Act. UBS Financial Services, a wholly-owned subsidiary of UBS Americas, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the New York Stock Exchange, Inc. and other principal securities exchanges. The Adviser and its affiliates provide investment advisory services to registered investment companies, private investment funds and individual accounts.

Adviser and Administrator

           The Adviser provides investment advisory services to the Fund pursuant to the Investment Management Agreement. Under the Investment Management Agreement, the Fund pays the Adviser a monthly fee at the annual rate of 1.45% of the Fund's net assets for the month, excluding assets, if any, attributable to the Adviser's capital account and the Administrator's capital account. A discussion of the basis for the Board's approving the Investment Management Agreement is available in the Fund's annual report to investors for the year ended December 31, 2006.

           The Administrator provides administrative services to the Fund, including: providing office space, handling of investor inquiries regarding the Fund, providing investors with information concerning their investment in the Fund, coordinating and organizing meetings of the Fund's Board and providing other support services. The Fund pays a monthly fee to the Administrator for administrative services at an annual rate of 0.30% of the Fund's net assets for the month, excluding assets attributable to the Administrator's capital account and the Adviser's capital account.

           Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund, calculated before giving effect to any repurchases of Interests. The Fund Asset-Based Fees are computed as of the start of business on the first business day of the period to which each Fund Asset-Based Fee relates, after adjustment for any capital contributions effective on such date, and will be payable in arrears.

           The overall amounts payable by the Fund and its investors will be higher than those paid by most other registered investment companies.

Portfolio Management

           The Fund's Portfolio Manager is Norman E. Sienko, Jr., who is primarily responsible for the day-to-day management of the Fund's portfolio, including the selection of the Fund's investments and the allocation of the Fund's assets among Investment Funds. Mr. Sienko has served as a Portfolio Manager of the Fund since February 2003, and as head of the Adviser's portfolio management group since 1998. Prior thereto, Mr. Sienko served from 1996 to 1997 as Product Manager, and from 1997 to 1998 as a Fund Manager in the UBS Financial Services Alternative Investments US group. He is also currently an Executive Director of UBS Financial Services.

           The SAI provides additional information about the Portfolio Manager's compensation, other accounts managed by the Portfolio Manager and the Portfolio Manager's ownership of investments in the Fund.

Other Expenses of the Fund

           The Fund bears all expenses incurred in the business of the Fund, other than those specifically required to be borne by the Adviser and other service providers pursuant to their agreements with the Fund. Expenses to be borne by the Fund include:

•	all costs and expenses related to portfolio transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, custodial fees, margin fees, transfer taxes and premiums and taxes withheld on foreign dividends, and expenses from investments in Investment Funds;

•	all costs and expenses associated with the organization, operation and registration of the Fund, offering costs and the costs of compliance with any applicable Federal or state laws;

•	the costs and expenses of holding any meetings of the Board or investors that are regularly scheduled, permitted or required to be held under the terms of the LLC Agreement, the Investment Company Act or other applicable law;

•	fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund;

•	the costs of a fidelity bond and any liability or other insurance obtained on behalf of the Fund, the Adviser, the Administrator or the Directors;

•	all costs and expenses associated with the organization of Investment Funds managed by Subadvisers, if any, and with the selection of Investment Managers and Investment Funds, including due diligence and travel-related expenses;

•	all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to investors;

•	all expenses of computing the Fund's net asset value, including any equipment or services obtained for the purpose of valuing the Fund's investment portfolio, including appraisal and valuation services provided by third parties;

•	all charges for equipment or services used for communications between the Fund and any custodian, or other agent engaged by the Fund;

•	the fees of custodians and other persons providing administrative services to the Fund; and

•	such other types of expenses as may be approved from time to time by the Board.

           The Fund will reimburse the Adviser and the Administrator for any of the above expenses that they pay on behalf of the Fund.

Additional Administrative and Custodial Services

           PFPC, as the Fund Administrator, performs certain administration, accounting and investor services for the Fund and other funds sponsored or advised by UBS Americas or its affiliates, including the Adviser. In consideration for these services, the Fund and such other funds pay the Fund Administrator an annual fee based on: (i) the average net assets of the Fund, subject to a minimum monthly fee, and (ii) the aggregate net assets of such other funds, subject to a minimum monthly fee, not to exceed on an annual basis 0.15%, and will reimburse the Fund Administrator for out-of-pocket expenses.

           PFPC Trust Company, an affiliate of the Fund Administrator, acts as custodian for the Fund's assets.

INVESTOR QUALIFICATIONS

           Interests in the Fund are offered only to investors who are "qualified clients" as such term is defined in Rule 205-3 under the Advisers Act, as that rule may be amended from time to time. Currently, qualified clients include natural persons and companies (other than investment companies) that have a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1,500,000, or who meet the standard for a "qualified purchaser" in the Investment Company Act and the rules thereunder. Qualified clients also include certain knowledgeable employees who participate in the Adviser's investment activities. All of these persons are referred to in this prospectus as "Qualified Investors." You must complete and sign an investor certification before you may invest. If your investor certification is not received and accepted by UBS Financial Services by the applicable Closing Date, your order will not be accepted. Other similar arrangements may be permitted by UBS Financial Services instead of the investor certification. The form of investor certification is included as Appendix B to this prospectus. The Fund will not be obligated to sell to brokers or dealers any Interests that have not been placed with Qualified Investors.

REDEMPTIONS, REPURCHASES OF INTERESTS AND TRANSFERS

No Right of Redemption or Transfer

           No investor or other person holding an Interest or a portion of an Interest will have the right to require the Fund to redeem the Interest or portion thereof. No public market exists for Interests, and none is expected to develop. With very limited exceptions, Interests are not transferable and liquidity will be provided only through limited repurchase offers, which will be made in the Board's sole discretion. Consequently, investors will not be able to liquidate their investment other than as a result of repurchases of Interests by the Fund, as described below.

Repurchases of Interests

           The Fund from time to time may offer to repurchase Interests pursuant to written tenders by investors. While an investor may request that the Fund tender for its interest in the Fund at any time, repurchases will be made only at such times and on such terms as may be determined by the Board, in its complete and exclusive discretion. In determining whether the Fund should repurchase Interests or portions thereof from investors pursuant to written tenders, the Fund's Board will consider the recommendation of the Adviser. The Adviser expects that it will recommend to the Fund's Board that the Fund offer to repurchase Interests from its investors twice each year, near mid-year and year-end. The Directors also will consider the following factors, among others, in making such determination:

•	whether any investors have requested to tender Interests or portions thereof to the Fund;

•	the liquidity of the Fund's assets;

•	the investment plans and working capital requirements of the Fund;

•	the relative economies of scale with respect to the size of the Fund;

•	the history of the Fund in repurchasing Interests or portions thereof;

•	the condition of the securities markets; and

•	the anticipated tax consequences of any proposed repurchases of Interests or portions thereof.

           The Board will determine that the Fund repurchase Interests or portions thereof from investors pursuant to written tenders only on terms they determine to be fair to the Fund and to all investors or persons holding Interests acquired from investors, as applicable. When the Board determines that the Fund will repurchase Interests in the Fund or portions thereof, notice will be provided to each investor describing the terms thereof, and containing information investors should consider in deciding whether and how to participate in such repurchase opportunity. Investors who are deciding whether to tender their Interests or portions thereof during the period that a repurchase offer is open may ascertain an estimated net asset value of their Interest in the Fund from the Adviser.

           The LLC Agreement provides that the Fund will be dissolved if the Interest of any investor that has submitted a written request to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of such request. See "Summary of LLC Agreement—Term, Dissolution and Liquidation" in the SAI.

Determination of Repurchase Price

           The repurchase price payable in respect of repurchased Interests will be equal to the value of the investor's capital account or applicable portion thereof based on the estimated net asset value of the Fund's assets as of the effective date of repurchase, after giving effect to all allocations to be made to the investor's capital account as of such date. The Fund's net asset value may change materially between the date a tender offer is mailed and the due date, and it also may change materially shortly after a tender is completed. The method by which the Fund calculates its net asset value is discussed under the caption "Calculation of Net Asset Value" and additional risks are discussed under "Risk Factors—Investors Will Have Only Limited Liquidity."

Payment

           Repurchases of Interests or portions thereof from investors by the Fund may be made, in part or in whole, for cash or for securities of equivalent value, as determined in the discretion of the Board, and will be effective after receipt and acceptance by the Fund of all eligible written tenders of Interests or portions thereof from investors. Payment of the purchase price for Interests tendered and accepted for purchase will be made promptly (within five business days) after the last day of the month in which the tender offer expires (the "calculation date") in cash and/or securities valued at net asset value in accordance with the LLC Agreement and distributed to tendering investors on a pari passu basis and/or the promissory note referred to below. Generally, payment will consist of, first, cash and/or securities (the "initial payment") in an aggregate value equal to at least 90% of the estimated unaudited net asset value of the Interests tendered determined as of the calculation date, and, second, a promissory note that will bear no interest (unless otherwise approved by the Board) and is not transferable (the "note") entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered as of the calculation date over (b) the initial payment. The note would be issued promptly after the calculation date and would be payable generally no later than sixty (60) days after the end of the fiscal year. In some instances, payment of the purchase price will not include an initial payment of cash or securities but will consist solely of the note. The Fund intends to maintain daily a segregated account containing permissible liquid assets in an amount equal to the aggregate amount of the notes. The Fund will not impose any charges on a repurchase of Interests or portion of Interests in the Fund, although it may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds that are not advised by a Subadviser if the Adviser determined to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

           Investors would incur expenses in connection with disposing of any securities distributed by the Fund and would be subject to market risk in respect of these securities until the investor disposes of them. Before redeeming any securities in-kind, the Fund would consider the fairness of this practice to remaining investors.

           Payment for repurchased Interests may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Interests.

           An investor who tenders its entire Interest to the Fund for repurchase generally will have a taxable event. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest. A loss, if any, may be recognized only after the tendering investor has received full payment under the promissory note.

Consequences of Repurchase Offers

           The Fund believes that repurchase offers generally will be beneficial to the Fund's investors, and typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased Interests may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Interests. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect investors who do not tender their Interests in a repurchase offer by increasing the Fund's expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling Fund investments, the Fund may hold a larger proportion of its total assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund's net asset value. In addition, the repurchase of Interests by the Fund may be a taxable event to investors.

           Repurchase of the Fund's Interests will tend to reduce the amount of outstanding Interests and, depending upon the Fund's investment performance, its net assets. A reduction in the Fund's net assets will tend to increase the Fund's expense ratio.

CALCULATION OF NET ASSET VALUE

Net Asset Valuation

           Net asset value of the Fund will be determined by or at the direction of the Adviser as of the close of business at the end of any fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Directors.

           The Board has approved procedures pursuant to which the Fund will value its investments in Investment Funds at fair value. In accordance with these procedures, fair value as of each fiscal period ordinarily will be the value determined as of such period for each Investment Fund in accordance with the Investment Fund's valuation policies and reported at the time of the Fund's valuation. As a general matter, the fair value of the Fund's interest in an Investment Fund will represent the amount that the Fund could reasonably expect to receive from an Investment Fund if the Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. In the unlikely event that an Investment Fund does not report a value to the Fund on a timely basis at the end of a fiscal period, the Fund would determine the fair value of such Investment Fund based on the most recent value reported by the Investment Fund, as well any other relevant information available at the time the Fund values its portfolio.

           Before investing in any Investment Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with (but not necessarily the same as) those used by the Fund for valuing its own investments. After investing in an Investment Fund, the Adviser will monitor the valuation methodology used by the Investment Fund. Although the procedures approved by the Board provide that the Adviser will review the valuations provided by the Investment Managers, neither the Adviser nor the Board will be able to confirm independently the accuracy of valuations provided by such Investment Managers (which are unaudited, except for year-end valuations).

           The Fund's valuation procedures require the Adviser to consider all relevant information available at the time the Fund values its portfolio. The Adviser and/or the Board will consider such information and the reliability of pricing information provided by the Investment Managers, and may conclude in certain circumstances that the information provided by the Investment Manager does not represent the fair value of the Fund's interests in the Investment Fund. In those circumstances, the Fund might value its interests in the Investment Fund at a discount or premium to the value it receives from the Investment Fund. Although redemptions of interests in Investment Funds are subject to advance notice requirements, Investment Funds typically will make available net asset value information to holders which will represent the price at which, even in the absence of redemption activity, the Investment Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Investment Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Investment Fund, the Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Any such decision would be made in good faith, and subject to the review and supervision of the Board.

           The valuations reported by the Investment Managers, upon which the Fund calculates its net asset value, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Investment Funds are audited by those Investment Funds' independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time.

           To the extent Subadvisers are engaged to manage the Fund's assets, the Fund will value portfolio securities of the Investments Funds managed by the Subadvisers as described below:

           Domestic exchange traded securities and securities included in the Nasdaq National Market System will be valued at their last composite sale prices as reported on the exchanges where such securities are traded. If no sales of such securities are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by such exchanges. Securities traded on a foreign securities exchange will be valued at their last sale prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices, in the case of securities held long, or ask prices, in the case of securities held short, as reported by such exchange. Listed options or futures contracts will be valued using last sales prices as reported by the exchange with the highest reported daily volume for such options or futures contracts or, in the absence of any sales on a particular day, at their bid prices as reported by the exchange with the highest volume on the last day a trade was reported. Other securities for which market quotations are readily available will be valued at their bid prices, or ask prices in the case of securities held short, as obtained from one or more dealers making markets for such securities. If market quotations are not readily available, securities and other assets, will be valued at fair value as determined in good faith by, or under the supervision of, the Board.

           Debt securities will be valued in accordance with the procedures described above, which with respect to such securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The Directors will monitor periodically the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuation is determined by the Board to represent fair value.

           All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of such securities are determined, before the close of securities markets in the U.S. Foreign exchange rates also are determined before such close. On occasion, the values of securities and exchange rates may be affected by significant events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When such significant events materially affect the values of securities held by the Fund or its liabilities, these securities and liabilities may be valued at fair value as determined in good faith by, or under the supervision of, the Board.

           Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund's net assets, which, in turn, would affect amounts paid on repurchases of Interests and the amount of fees paid, if the Board's judgments regarding appropriate valuations should be proven incorrect.

CAPITAL ACCOUNTS

General

           The Fund will maintain a separate capital account for each investor, which will have an opening balance equal to such investor's initial contribution to the capital of the Fund. Each investor's capital account will be increased by the sum of the amount of cash and the value of any securities constituting additional contributions by such investor to the capital of the Fund, plus any amounts credited to such investor's capital account as described below. Similarly, each investor's capital account will be reduced by the sum of the amount of any repurchase by the Fund of the Interest or portion of the Interest of such investor, plus the amount of distributions, if any, to such investor which are not reinvested, plus any amounts debited against such investor's capital account (as described below). To the extent that any debit would reduce the balance of the capital account of any investor below zero, that portion of any such debit will instead be allocated to the capital account of the Adviser; any subsequent credits that would otherwise be allocable to the capital account of any such investor will instead be allocated to the capital account of the Adviser in such amounts as are necessary to offset all previous debits attributable to such investor.

           Capital accounts of investors are adjusted as of the close of business on the last day of each fiscal period. Fiscal periods begin on the day after the last day of the preceding fiscal period and end at the close of business on the first to occur of (1) the last day of the fiscal year of the Fund, (2) the day preceding the date as of which a contribution to the capital of the Fund is made, (3) the day as of which the Fund repurchases any Interest or portion of an Interest of any investor, (4) the day as of which the Fund admits a substituted investor to whom an Interest or portion of an Interest of an investor has been transferred (unless there is no change in beneficial ownership) or (5) the day as of which any amount is credited to or debited from the capital account of any investor other than an amount to be credited to or debited from the capital accounts of all investors in accordance with their respective Fund percentages. A Fund percentage will be determined for each investor as of the start of each fiscal period by dividing the balance of such investor's capital account as of the commencement of such period by the sum of the balances of all capital accounts of all investors as of such date.

Allocation of Net Profits and Net Losses

           Net profits or net losses of the Fund for each fiscal period will be allocated among and credited to or debited against the capital accounts of all investors as of the last day of each fiscal period in accordance with investors' respective Fund percentages for such fiscal period. Net profits or net losses will be measured as the net change in the value of the net assets of the Fund, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses during a fiscal period, before giving effect to any repurchases by the Fund of Interests or portions of Interests, and adjusted to exclude the amount of any insurance proceeds to be allocated among the capital accounts of the investors and any items to be allocated among the capital accounts of the investors other than in accordance with the investors' respective Fund percentages, such as withholding taxes or other tax obligations.

           Allocations for Federal income tax purposes generally will be made among the investors so as to reflect equitably amounts credited or debited to each investor's capital account for the current and prior fiscal years. Under the LLC Agreement, the Adviser has the discretion to allocate specially an amount of the Fund's capital gain or loss, including short-term capital gain or loss, for Federal income tax purposes to a withdrawing investor to the extent that the investor's capital account exceeds or is less than its Federal income tax basis in its Interest.

Allocation of Special Items—Certain Withholding Taxes and Other Expenditures

           Withholding taxes or other tax obligations incurred by the Fund which are attributable to any investor will be debited against the capital account of such investor as of the close of the fiscal period during which the Fund paid such obligation, and any amounts then or thereafter distributable to such investor will be reduced by the amount of such taxes. If the amount of such taxes is greater than any such distributable amounts, the investor and any successor to the investor's Interest is required to pay to the Fund, upon demand of the Fund, the amount of such excess.

           The Investment Funds will bear all expenses incurred in the business of the Investment Funds. The Investment Managers generally will charge an asset-based fee to and receive incentive allocations from the Investment Funds, which effectively will reduce total distributions from the Investment Funds to the Fund.

Reserves

           Appropriate reserves may be created, accrued and charged against net assets for contingent liabilities as of the date any such contingent liabilities become known to the Adviser or the Board. Reserves will be in such amounts, subject to increase or reduction, which the Board or the Adviser may deem necessary or appropriate. The amount of any reserve, or any increase or decrease therein, will be proportionately charged or credited, as appropriate, to the capital accounts of those investors who are investors at the time when such reserve is created, increased or decreased, as the case may be; provided, however, that if any such reserve, or any increase or decrease therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the capital accounts of all such investors, the amount of such reserve, increase, or decrease shall instead be charged or credited to those investors who, as determined by the Board, were investors at the time of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

Voting

           Each investor will have the right to cast a number of votes based on the value of such investor's capital account relative to the value of all capital accounts of investors at any meeting of investors called by the Board or investors holding at least a majority of the total number of votes eligible to be cast by all investors. Except for the exercise of their voting privileges, investors will not be entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

TAXES

           The Fund has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any tax issues other than the characterization of the Fund as a partnership for Federal income tax purposes.

           The discussion below is based upon the Code, judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change (possibly with retroactive effect).

           To ensure compliance with requirements imposed by the Service in Circular 230, you are hereby informed that (i) any tax advice contained in this prospectus or the SAI (including any opinion of counsel referred to in this prospectus or the SAI) is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding penalties under the Code, (ii) any such advice is written to support the promotion or marketing of the transactions or matters addressed herein and in the SAI (and in any such opinion of counsel), and (iii) each investor and potential investor should seek advice based on its particular circumstances from an independent tax advisor.

           The Fund has received an opinion of Stroock & Stroock & Lavan LLP, counsel to the Fund, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, the Fund will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

           Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market, or the substantial equivalent thereof. Interests in the Fund are not traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market, or the substantial equivalent thereof. The Fund is not eligible for any of those safe harbors.

           The Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market, or the substantial equivalent thereof. Rather, in this event, the partnership's status is examined under a general facts and circumstances test set forth in the Regulations. Counsel to the Fund has rendered its opinion that, under this "facts and circumstances" test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704 and the text of the Regulations, Interests in the Fund are not readily tradable on a secondary market, or the substantial equivalent thereof, and, therefore, the Fund is not treated as a publicly traded partnership taxable as a corporation.

           Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes, as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise, the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain repurchases of Fund Interests, would be treated as dividend income when received by the investors to the extent of the Fund's current or accumulated earnings and profits; and investors would not be entitled to report profits or losses realized by the Fund.

           As an entity classified as a partnership, the Fund is not itself subject to Federal income tax. For income tax purposes, each investor will be treated as a partner of the Fund and, as such, will be taxed upon its distributive share of each item of the Fund's income, gain, loss and deductions for each taxable year of the Fund ending with or within the investor's taxable year. Each item will have the same character to an investor, and generally will have the same source (either United States or foreign), as though the investor realized the item directly. Investors must report these items regardless of the extent to which, or whether, the Fund or investors receive cash distributions for such taxable year, and thus may incur income tax liabilities unrelated to any distributions to or from the Fund. For a more detailed discussion of certain aspects of the income taxation of the Fund and its investments under Federal and state law, see "Tax Aspects" in the SAI.

PLAN OF DISTRIBUTION

General

           UBS Financial Services acts as the distributor of the Fund's Interests on a best efforts basis, subject to various conditions. The Fund also may distribute Interests through brokers or dealers with which it has entered into distribution agreements. The Fund is not obligated to sell to a broker or dealer any Interests that have not been placed with Qualified Investors. The Adviser and UBS Financial Services compensate UBS Financial Services' or its affiliates' financial advisors, as well as third-party securities dealers and other industry professionals, in connection with the sale and distribution of Interests and for their ongoing servicing of clients with whom they have distributed interests in the Fund. Servicing includes: handling investor inquiries regarding the Fund (e.g., responding to questions concerning investments in the Fund, capital account balances, and reports and tax information provided by the Fund); assisting in the enhancement of relations and communications between investors and the Fund; assisting in the establishment and maintenance of investor accounts with the Fund; assisting in the maintenance of Fund records containing investor information; and providing such other information and investor liaison services as the Adviser or UBS Financial Services may reasonably require. Compensation to such financial advisors and other professionals is based upon a formula that takes into account the amount of client assets being serviced (the "Servicing Compensation"). Underwriting compensation to be paid to underwriters and related persons in connection with the offering, including the sales load, together with any Servicing Compensation and any amounts payable in reimbursement of UBS Financial's counsel fees related to the offering, will not exceed in the aggregate 8% of the gross proceeds of the Interests sold.

           Neither UBS Financial Services nor any other broker or dealer is obligated to buy from the Fund any of the Interests.

           Once a prospective investor's order is received, a confirmation will be sent to the investor. The investor's brokerage account will be debited for the purchase amount, which will be deposited into an interest-bearing escrow account set up at PNC Bank Corp. (the "Escrow Agent") for the benefit of the investors.

           The Fund has agreed to indemnify UBS Financial Services, its affiliates, the Adviser and certain other persons against certain liabilities, including liabilities under the Securities Act. However, the Fund will not be required to provide indemnification where it is determined that the liability resulted from the willful misconduct, bad faith or gross negligence of the person seeking indemnification, or from the reckless disregard of such person's duties.

Purchase Terms

           Sales of Interests will be made only to Qualified Investors who have completed and returned an investor certification, and whose investor certification has been accepted, before a Closing Date. Generally, the stated minimum initial investment in the Fund from each investor is $100,000, which minimum may be reduced in UBS Financial Services' sole discretion, but not below (i) $25,000 for employees of UBS AG and its affiliates and members of their immediate families, or (ii) $50,000 for purchasers of Interests in conjunction with certain fixed or "wrap" fee programs. If you want to purchase less than $100,000 in Interests, you should speak with your financial advisor. In granting any reduction, consideration is given to various factors, including the investor's overall relationship with UBS Financial Services, the investor's holdings in other funds affiliated with UBS Financial Services, and such other matters as UBS Financial Services may consider relevant at the time. Financial advisors may receive a reduced sales credit for selling Interests substantially below this stated minimum initial contribution. The Fund may vary the investment minimums from time to time. Investors purchasing Interests in the Fund may be charged a sales load of up to 2% of the investor's capital contribution. To the extent that an investor is charged a sales load of less than 2%, UBS Financial Services may, in its sole discretion, choose to pay as Servicing Compensation an amount equal to the waived portion of the sales load, subject in any event to the 8% aggregate limit described above. Purchasers of Interests in conjunction with certain fixed or "wrap" fee programs, or employees or directors of the Adviser and its affiliates, and members of their immediate families, and, in the sole discretion of the Adviser, attorneys or other professional advisors engaged on behalf of the Fund, and members of their immediate families, may not be charged a sales load.

           The LLC Agreement is annexed as Appendix A to this prospectus and each new investor will be bound by all of its terms by executing the investor certification form included as Appendix B to this prospectus.

Additional Sales

           From time to time, the Fund may sell additional Interests to Qualified Investors. In deciding whether to commence sales, the Fund will take into account all factors it considers relevant, including market conditions and the cash available to it for investment. The minimum additional investment in the Fund is $25,000.

GENERAL INFORMATION

Liability of Investors

           Investors in the Fund will be members of a limited liability company as provided under Delaware law. Under Delaware law and the LLC Agreement, an investor will not be liable for the debts, obligations or liabilities of the Fund solely by reason of being an investor, except that the investor may be obligated to make capital contributions to the Fund pursuant to the LLC Agreement, and to repay any funds wrongfully distributed to the investor. However, the Adviser may require an investor to contribute to the Fund, whether before or after the Fund's dissolution or after the investor ceases to be an investor, such amounts as the Adviser deems necessary to meet the Fund's debts, obligations or liabilities (not to exceed for any investor, the aggregate amount of any distributions, amounts in connection with a repurchase of all or a portion of the investor's Interests and any other amounts received by the investor from the Fund during or after the fiscal year to which any debt, obligation or liability of the Fund is incurred).

Fund Organization

           The Fund is registered under the Investment Company Act as a closed-end, non-diversified management investment company. The Fund was formed as a limited liability company under the laws of the State of Delaware, under the name UBS PW Opportunity Fund, L.L.C. (and subsequently was renamed UBS PW M2 Fund, L.L.C.), on September 4, 2002 and commenced operations on February 1, 2003. From time to time, the Fund may do business as "M2." The Fund's address is c/o UBS Financial Services Inc., 51 West 52nd Street, New York, New York 10019 and its telephone number is (212) 882-5000.

TABLE OF CONTENTS OF THE SAI

Page

Additional Investment Policies
Repurchases and Transfers of Interests
Directors
Code of Ethics
Proxy Voting Policies and Procedures
Investment Advisory Services; Administration Services
Conflicts of Interest
Tax Aspects
ERISA Considerations
Brokerage
Independent Registered Public Accounting Firm and Legal Counsel
Custodian
Summary of LLC Agreement
Financial Statements	1 15 16 20 20 21 24 28 48 49 50 50 51 53

M2

Limited Liability Company Interests

PROSPECTUS

____________, 2007

UBS FINANCIAL SERVICES INC.

APPENDIX A

LIMITED LIABILITY COMPANY AGREEMENT OF
UBS PW M2 FUND, L.L.C.

           THIS LIMITED LIABILITY COMPANY AGREEMENT of UBS M2 FUND, L.L.C. (the "Fund") is dated and effective as of September 10, 2002 by and among the Organizational Member, PW Fund Advisor, L.L.C., as Manager and PWAdmin, and each person hereinafter admitted to the Fund and reflected on the books of the Fund as a Member.

W I T N E S S E T H :

           WHEREAS, the Fund heretofore has been formed as a limited liability company under the Delaware Limited Liability Company Act, pursuant to the Certificate dated as of September 4, 2002 and filed with the Secretary of State of the State of Delaware on September 4, 2002;

           NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

ARTICLE I

DEFINITIONS

          For purposes of this Agreement:

           Administration Fee means the fee paid to PWAdmin out of the Fund's assets, and debited against Members' Capital Accounts, for PWAdmin Services.

           Advisers Act means the Investment Advisers Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

           Affiliate means affiliated person as such term is defined in the 1940 Act.

           Agreement means this Limited Liability Company Agreement, as amended and/or restated from time to time.

           Board means the Board of Directors established pursuant to Section 2.6 hereof.

           Capital Account means, with respect to each Member, the capital account established and maintained on behalf of each Member pursuant to Section 5.3 hereof.

           Capital Percentage means a percentage established for each Member as of each Expense Allocation Date. The Capital Percentage of a Member on an Expense Allocation Date shall be determined by dividing the amount of capital contributed to the Fund by the Member pursuant to Section 5.1 hereof by the sum of the capital contributed to the Fund by each Member pursuant to Section 5.1 hereof on or prior to such Expense Allocation Date. The sum of the Capital Percentages of all Members on each Expense Allocation Date shall equal 100%.

           Capital Contribution means the contribution, if any, made, or to be made, as the context requires, to the capital of the Fund by a Member.

           Certificate means the Certificate of Formation of the Fund and any amendments thereto as filed with the office of the Secretary of State of the State of Delaware.

           Closing Date means the first date on or as of which a Member other than the Organizational Member, PWAdmin or the Manager is admitted to the Fund.

           Code means the United States Internal Revenue Code of 1986, as amended and as hereafter amended from time to time, or any successor law.

           Delaware Act means the Delaware Limited Liability Company Act (6 Del.C. §18-101, et seq.) as in effect on the date hereof and as amended from time to time, or any successor law.

           Director means each natural person listed on Schedule I hereto who serves on the Board and any other natural person who, from time to time, pursuant hereto shall serve on the Board. Each Director shall constitute a "manager" of the Fund within the meaning of the Delaware Act.

           Expense Allocation Date means the Closing Date, and thereafter each day, through and including the date which is twelve months after the Closing Date, as of which a contribution to the capital of the Fund is made pursuant to Section 5.1 hereof.

           Fiscal Period means the period commencing on the Closing Date, and thereafter each period commencing on the day immediately following the last day of the preceding Fiscal Period, and ending at the close of business on the first to occur of the following dates:

(1)	the last day of a Fiscal Year;

(2)	the day preceding any day as of which a contribution to the capital of the Fund is made pursuant to Section 5.1;

(3)	the day as of which the Fund repurchases any Interest or portion of an Interest of any Member;

(4)	the day as of which the Fund admits a substituted Member to whom an Interest (or portion thereof) of a Member has been Transferred (unless there is no change of beneficial ownership); or

(5)

any other day as of which this Agreement provides for any amount to be credited to or debited against the Capital Account of any Member, other than an amount to be credited to or debited against the Capital Accounts of all Members in accordance with their respective Fund Percentages.

           Fiscal Year means the period commencing on the Closing Date and ending on the first December 31st following the Closing Date, and thereafter each period commencing on January 1 of each year and ending on December 31 of each year (or on the date of a final distribution pursuant to Section 6.2 hereof), unless the Directors shall designate another fiscal year for the Fund that is a permissible taxable year under the Code.

           Form N-2 means the Fund's Registration Statement on Form N-2 filed with the Securities and Exchange Commission, as amended from time to time.

           Fund means the limited liability company governed hereby, as such limited liability company may from time to time be constituted.

           Fund Percentage means a percentage established for each Member on the Fund's books as of the first day of each Fiscal Period. The Fund Percentage of a Member for a Fiscal Period shall be determined by dividing the balance of the Member's Capital Account as of the commencement of such Fiscal Period by the sum of the Capital Accounts of all of the Members as of the commencement of such Fiscal Period. The sum of the Fund Percentages of all Members for each Fiscal Period shall equal 100%.

           Independent Directors means those Directors who are not "interested persons" of the Fund as such term is defined in the 1940 Act.

           Insurance means one or more "key man" insurance policies on the life of any principal of a member of the Manager or any other insurance policy, the benefits of which are payable to the Fund.

           Interest means the entire ownership interest in the Fund at any particular time of a Member or other person to whom an Interest or portion thereof has been transferred pursuant to Section 4.4 hereof, including the rights and obligations of such Member or other person under this Agreement and the Delaware Act.

           Investment Funds means unregistered pooled investment vehicles and registered investment companies that are advised by an Investment Manager or Subadviser.

           Investment Managers means portfolio managers among which the Fund deploys some or all of its assets.

           Investment Management Agreement means the investment advisory agreement entered into between the Manager and the Fund, as from time to time in effect.

           Investment Management Fee means the fee paid to the Manager out of the Fund's assets in accordance with the Investment Management Agreement.

           Manager means PW Fund Advisor, L.L.C. or any successor investment manager to the Fund, in its capacity as investment manager under the Investment Management Agreement. The Manager shall constitute a "manager" of the Fund within the meaning of the Delaware Act.

           Member means any person who shall have been admitted to the Fund as a member until the Fund repurchases the entire Interest of such person pursuant to Section 4.5 hereof or such person otherwise ceases to be a member of the Fund or a substitute Member who is admitted to the Fund pursuant to Section 4.4 hereof, in such person's capacity as a member of the Fund. For purposes of the Delaware Act, the Members shall constitute a single class or group of members.

           Net Assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund, calculated before giving effect to any repurchases of Interests.

           Net Profit or Net Loss means the amount by which the Net Assets as of the close of business on the last day of a Fiscal Period exceed (in the case of Net Profit) or are less than (in the case of Net Loss) the Net Assets as of the commencement of the same Fiscal Period (or, with respect to the initial Fiscal Period of the Fund, at the close of business on the Closing Date), such amount to be adjusted to exclude:

(1)	the amount of any Insurance premiums or proceeds to be allocated among the Capital Accounts of the Members pursuant to Section 5.5 hereof;

(2)

any items to be allocated among the Capital Accounts of the Members on a basis which is not in accordance with the respective Fund Percentages of all Members as of the commencement of such Fiscal Period; and

(3)	Organizational Expenses allocated among the Capital Accounts of the Members pursuant to Section 5.10 hereof.

           1940 Act means the Investment Company Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

           1934 Act means the Securities Exchange Act of 1934 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

           Organizational Expenses means the expenses incurred by the Fund in connection with its formation, its initial registration as an investment company under the 1940 Act, and the initial offering of Interests.

           Organizational Member means the person executing this Agreement in such capacity.

           Person means any individual, entity, corporation, partnership, association, limited liability company, joint-stock company, trust, estate, joint venture, organization or unincorporated organization.

           PWAdmin means PW Fund Advisor, L.L.C. or any successor thereto which has executed a counterpart to this Agreement, in its administrative capacity under the agreement contemplated by Section 3.8(a) hereof. PWAdmin shall constitute a "manager" of the Fund within the meaning of the Delaware Act.

           PWAdmin Services means such administrative services as PWAdmin or its affiliates shall provide to the Fund pursuant to a separate written agreement with the Fund as contemplated by Section 3.8(a) hereof.

           Securities means securities (including, without limitation, equities, debt obligations, options, and other "securities" as that term is defined in Section 2(a)(36) of the 1940 Act) and any contracts for forward or future delivery of any security, debt obligation, currency or commodity, all manner of derivative instruments and any contracts based on any index or group of securities, debt obligations, currencies or commodities, and any options thereon.

           Subadvisers means those Investment Managers for which a separate investment vehicle has been created in which the Investment Manager serves as general partner or managing member and the Fund is the sole limited partner or the only other member and those Investment Managers who manage the Fund's assets directly or through a separate managed account.

           Tax Matters Partner means the Member designated as "tax matters partner" of the Fund pursuant to Section 8.17 hereof.

           Transfer means the assignment, transfer, sale or other disposition of all or any portion of an Interest, including any right to receive any allocations and distributions attributable to an Interest.

           Voting Interest means with respect to a Member the number of votes equivalent to such Member's Fund Percentage as of the record date for a meeting of Members.

ARTICLE II

ORGANIZATION; ADMISSION OF MEMBERS; BOARD

           2.1          Formation of Limited Liability Company.

           The Organizational Member and any person designated by the Board hereby are designated as authorized persons, within the meaning of the Delaware Act, to execute, deliver and file all certificates (and any amendments and/or restatements thereof) required or permitted by the Delaware Act to be filed in the office of the Secretary of State of the State of Delaware. The Board shall cause to be executed and filed with applicable governmental authorities any other instruments, documents and certificates which, in the opinion of the Fund's legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or which such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund.

           2.2          Name.

           The name of the Fund shall be "UBS PW M2 Fund, L.L.C." or such other name as the Board hereafter may adopt upon (i) causing an appropriate amendment to this Agreement to be adopted and to the Certificate to be filed in accordance with the Delaware Act and (ii) sending notice thereof to each Member. The Fund's business may be conducted under the name of the Fund or, to the fullest extent permitted by law, any other name or names deemed advisable by the Board.

           2.3          Principal and Registered Office.

           The Fund shall have its principal office at the principal office of PWAdmin, or at such other place designated from time to time by the Board.

           The Fund shall have its registered office in the State of Delaware at 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808, and shall have Corporation Service Company as its registered agent at such registered office for service of process in the State of Delaware, unless a different registered office or agent is designated from time to time by the Board in accordance with the Delaware Act.

           2.4          Duration.

           The term of the Fund commenced on the filing of the Certificate with the Secretary of State of the State of Delaware and shall continue until the Fund is dissolved pursuant to Section 6.1 hereof.

           2.5          Business of the Fund.

           (a)          The business of the Fund is to purchase, sell (including short sales), invest and trade in Securities, and to engage in any financial or derivative transactions relating thereto or otherwise and to engage in such other activities and to exercise such rights and powers as permitted under the Delaware Act. Discrete portions of the Fund's assets (which may constitute, in the aggregate, all of the Fund's assets) may be invested in general or limited partnerships, limited liability companies and other pooled investment vehicles which invest and trade in Securities, or managed in separate accounts which invest and trade in Securities, some or all of which may be advised by one or more Subadvisers. PWAdmin, in the exercise of its administrative functions on behalf of the Fund, may execute, deliver and perform all contracts, agreements and other undertakings and engage in all activities and transactions as may in the opinion of PWAdmin be necessary or advisable to carry out the administration of the Fund's business and any amendments to any such contracts, agreements and other undertakings, all without any further act, vote or approval of any other person, notwithstanding any other provision of this Agreement.

           (b)          The Fund shall operate as a closed-end, management investment company in accordance with the 1940 Act and subject to any fundamental policies and investment restrictions set forth in the Form N-2.

           2.6          The Board.

           (a)          The Organizational Member hereby designates those persons listed on Schedule I who shall agree to be bound by the terms of this Agreement pertaining to the obligations of Directors to serve as Directors on the initial Board. The Board may, subject to the provisions of paragraphs (a) and (b) of this Section 2.6 with respect to the number of and vacancies in the position of Director and the provisions of Section 3.3 hereof with respect to the election of Directors by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Director. The names and mailing addresses of the Directors shall be set forth in the books and records of the Fund.

           (b)         Each Director shall serve as a Director for the duration of the term of the Fund, unless his or her status as a Director shall be sooner terminated pursuant to Section 4.2 hereof. If any vacancy in the position of a Director occurs, the remaining Directors may appoint a person to serve in such capacity, so long as immediately after such appointment at least two-thirds of the Directors then serving would have been elected by the Members. The Directors may call a meeting of Members to fill any vacancy in the position of Director, and shall do so within 60 days after any date on which Directors who were elected by the Members cease to constitute a majority of the Directors then serving as Directors.

           (c)          If no Director remains, PWAdmin shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Director ceased to act in that capacity, for the purpose of determining whether to continue the business of the Fund and, if the business shall be continued, of electing the required number of Directors. If the Members shall determine at such meeting not to continue the business of the Fund or if the required number of Directors is not elected within 60 days after the date on which the last Director ceased to act in that capacity, then the Fund shall be dissolved pursuant to Section 6.1 hereof and the assets of the Fund shall be liquidated and distributed pursuant to Section 6.2 hereof.

           2.7          Members.

           The Board may admit one or more Members as of the beginning of each calendar month or at such other times as the Board may determine. Members may be admitted to the Fund subject to the condition that each such Member shall execute an appropriate signature page of this Agreement or an instrument pursuant to which such Member agrees to be bound by all the terms and provisions hereof. The Board, in its absolute discretion, may reject applications for the purchase of Interests in the Fund. The admission of any person as a Member shall be effective upon the revision of the books and records of the Fund to reflect the name and the contribution to the capital of the Fund of such additional Member. Each of PWAdmin and the Organizational Member hereby is admitted as a Member on the date hereof.

           (a)           Organizational Member.

           Upon the admission to the Fund of any additional Member pursuant to Section 2.7, the Organizational Member shall withdraw from the Fund as the Organizational Member and shall be entitled to the return of his Capital Contribution, if any, without interest or deduction, and shall cease to be a member of the Fund.

           (b)          Both Directors and Members.

           A person may at the same time be a Director and a Member or the Adviser and a Member, in which event such person's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions hereof and as provided in the Delaware Act.

           2.8          Limited Liability.

           Except as otherwise provided under applicable law, none of the Members, Directors, PWAdmin nor the Manager shall be liable personally for the Fund's debts, obligations or liabilities, whether arising in contract, tort or otherwise, solely by reason of being a member or manager of the Fund, except that a Member may be obligated to make capital contributions to the Fund and other payments pursuant to this Agreement and to repay any funds wrongfully distributed to such Member. Notwithstanding any other provision of this Agreement, PWAdmin, in the exercise of its administrative functions on behalf of the Fund, may require a Member to contribute to the Fund, at any time or from time to time, whether before or after the dissolution of the Fund or after such Member ceases to be a member of the Fund, such amounts as are requested by PWAdmin, in its exercise of its administrative functions on behalf of the Fund, to meet the Fund's debts, obligations or liabilities (not to exceed for any Member the aggregate amount of any distributions, amounts paid in connection with a repurchase of all or a portion of such Member's Interest and any other amounts received by such Member from the Fund during or after the Fiscal Year in which any debt, obligation or liability of the Fund arose or was incurred); provided however, that each Member shall contribute only his pro rata share of the aggregate amount requested based on such Member's Capital Account in the Fiscal Year in which the debt, obligation or liability arose or was incurred as a percentage of the aggregate Capital Accounts of all Members of the Fund in such Fiscal Year; and provided further that the provisions of this Section 2.10 shall not affect the obligations of Members under the Delaware Act.

ARTICLE III

MANAGEMENT

           3.1          Management and Control.

           (a)          Except to the extent otherwise delegated to the Adviser and PWAdmin, management and control of the business of the Fund shall be vested in the Board, which shall have the right, power and authority, on behalf of the Fund and in its name, to exercise all rights, powers and authority of managers under the Delaware Act and to do all things necessary and proper to carry out the objective and business of the Fund and its duties hereunder. No Director shall have the authority individually to act on behalf of or to bind the Fund except within the scope of such Director's authority as delegated by the Board. The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Director shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a Delaware corporation and (ii) each Independent Director shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation who is not an "interested person" of such company as such term is defined in the 1940 Act. During any period in which the Fund shall have no Directors, the Manager shall continue to serve as investment adviser to the Fund and PWAdmin shall continue to provide the PWAdmin Services to the Fund.

           (b)          Each Member agrees not to treat, on his personal return or in any claim for a refund, any item of income, gain, loss, deduction or credit in a manner inconsistent with the treatment of such item by the Fund. The Board shall have the exclusive authority and discretion to make any elections required or permitted to be made by the Fund under any provisions of the Code or any other revenue laws.

           (c)          Members shall have no right to participate in and shall take no part in the management or control of the Fund's business and shall have no right, power or authority to act for or bind the Fund. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act.

           (d)          The Board may delegate to any person any rights, power and authority vested by this Agreement in the Board to the extent permissible under applicable law.

           3.2          Actions by the Board.

          (a)             Unless provided otherwise in this Agreement, the Board shall act only: (i) by the affirmative vote of a majority of the Directors (which majority shall include any requisite number of Independent Directors required by the 1940 Act) present at a meeting duly called at which a quorum of the Directors shall be present (in person or, if in person attendance is not required by the 1940 Act, in person or by telephone) or (ii) by unanimous written consent of all of the Directors without a meeting, if permissible under the 1940 Act.

          (b)             The Board may designate from time to time a Chairman who shall preside at all meetings. Meetings of the Board may be called by the Chairman or any two Directors, and may be held on such date and at such time and place as the Board shall determine. Each Director shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Notice need not be given to any Director who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Directors may attend and participate in any meeting by telephone, except where in person attendance at a meeting is required by the 1940 Act. A majority of the Directors then in office shall constitute a quorum at any meeting.

          (c)             The Board may designate from time to time agents and employees of the Fund who shall have the same powers and duties on behalf of the Fund (including the power to bind the Fund) as are customarily vested in officers of a Delaware corporation or such powers as are otherwise delegated to them by the Board, and designate them as officers of the Fund.

          3.3           Meetings of Members.

          (a)             Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Except as otherwise provided in Section 2.6(c) hereof, meetings of the Members may be called by the Board or by Members holding a majority of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board or, to the extent applicable, PWAdmin shall determine. The Board shall arrange to provide written notice of the meeting, stating the date, time and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting. Only matters set forth in the notice of a meeting may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting.(1) In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Directors and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes eligible to be cast by those Members who are present in person or by proxy at such meeting.

          (b)             Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to such Member's Voting Interest. The Board or, to the extent applicable, PWAdmin shall establish a record date not less than 10 nor more than 60 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes which each Member will be entitled to cast thereat, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

          (c)             A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Fund before or at the time of the meeting. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to the Fund at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

          3.4           Custody of Assets of the Fund.

           The physical possession of all funds, Securities or other property of the Fund shall at all times be held, controlled and administered by one or more custodians retained by the Fund in accordance with the requirements of the 1940 Act.

           3.5          Other Activities of Members (Including PWAdmin), Directors and the Manager.

           (a)             None of the Directors, officers of the Fund, PWAdmin nor the Manager shall be required to devote full time to the affairs of the Fund, but shall devote such time as may reasonably be required to perform their obligations under this Agreement and any other agreement they may have with the Fund.

_________________
(1)   Effective May 18, 2005, the quorum requirement was reduced to one-third of the total number of votes eligible to be cast.

           (b)             PWAdmin and any Member, officer of the Fund, Director or the Manager, or Affiliate of any of them, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisors or agents of other companies, partners of any partnership, members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member shall have any rights in or to such activities of PWAdmin or any other Member, officer of the Fund, Director, the Manager or Affiliates of any of them, or any profits derived therefrom.

          3.6           Duty of Care.

           (a)             The Directors, officers of the Fund, PWAdmin, including any officer, director, member, partner, principal, employee or agent of PWAdmin, and the Manager, including any officer, director, member, principal, employee or agent of the Manager and each of their affiliates, shall not be liable to the Fund or to any of its Members for any loss or damage occasioned by any act or omission in the performance of such person's services under this Agreement, unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of such person constituting willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's duties hereunder.

           (b)             A Member not in breach of any obligation hereunder or under any agreement pursuant to which the Member subscribed for an Interest shall be liable to the Fund, any other Member or third parties only as required by applicable law or otherwise provided in this Agreement.

           3.7          Indemnification.

           (a)             To the fullest extent permitted by law, the Fund shall, subject to Section 3.7(b) hereof, indemnify each Director (including for this purpose their executors, heirs, assigns, successors or other legal representatives), officer of the Fund, the Manager and PWAdmin (including for this purpose each affiliate, officer, director, member, partner, principal, employee or agent of the Manager or PWAdmin or a member thereof, and the executors, heirs, assigns, successors or other legal representatives of each of the foregoing, and of any person who controls or is under common control, or otherwise is affiliated, with the Manager or PWAdmin or any member thereof, and their executors, heirs, assigns, successors or other legal representatives), and the Tax Matters Partner (including for this purpose its successor) against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Director, an officer of the Fund, the Manager or the Tax Matters Partner, as the case may be, of the Fund or the past or present performance of services to the Fund by such indemnitee, or the past or present performance of services to the Fund by PWAdmin, except to the extent such loss, claim, damage, liability, cost or expense shall have been finally determined in a non-appealable decision on the merits in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. The rights of indemnification provided under this Section 3.7 shall not be construed so as to provide for indemnification of an indemnitee for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law.

           (b)             Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Fund in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Fund amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.7(a) hereof; provided, however, that (i) such indemnitee shall provide security for such undertaking, (ii) the Fund shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill his or its undertaking, or (iii) a majority of the Directors (excluding any Director who is seeking advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

           (c)             As to the disposition of any action, suit, investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 3.7(a) hereof if (i) approved as in the best interests of the Fund by a majority of the Directors (excluding any Director who is seeking indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, or (ii) the Directors secure a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

           (d)             Any indemnification or advancement of expenses made pursuant to this Section 3.7 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In any suit brought by an indemnitee to enforce a right to indemnification under this Section 3.7 it shall be a defense that, and in any suit in the name of the Fund to recover any indemnification or advancement of expenses made pursuant to this Section 3.7 the Fund shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in this Section 3.7. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.7, the burden of proving that the indemnitee is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.7 shall be on the Fund (or any Member acting derivatively or otherwise on behalf of the Fund or its Members).

           (e)             An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 or to which he, she or it may otherwise be entitled except out of the assets of the Fund, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses, except to the extent provided in Section 2.10 hereof.

           (f)             The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.7 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of any officer of the Fund, Director, PWAdmin, the Manager or other person.

           3.8          Fees, Expenses and Reimbursement.

           (a)           So long as PWAdmin (or its affiliates) provides PWAdmin Services to the Fund, it shall be entitled to receive such fees as may be agreed to by PWAdmin and the Fund pursuant to a separate written agreement, which, notwithstanding anything in this Agreement to the contrary, may be entered into by the Fund, without any further act, vote or approval of any Member.

           (b)           So long as the Investment Management Agreement shall remain in full force and effect, the Fund shall pay the Manager the Investment Management Fee.

           (c)           The Board may cause the Fund to compensate each Director for his or her services hereunder. In addition, the Fund shall reimburse the Directors for reasonable out-of-pocket expenses incurred by them in performing their duties under this Agreement.

           (d)           The Fund shall bear all expenses incurred in the business of the Fund other than those specifically required to be borne by the Manager pursuant to the Investment Management Agreement or by PWAdmin pursuant to a separate written agreement with the Fund as contemplated by Section 3.8(a) hereof. Expenses to be borne by the Fund include, but are not limited to, the following:

(1)

all costs and expenses directly related to portfolio transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on Securities sold short, dividends on Securities sold short but not yet purchased, custodial fees, margin fees, transfer taxes and premiums and taxes withheld on foreign dividends and expenses from investments in Investment Funds;

(2)	all costs and expenses associated with the organization, operation and registration of the Fund, offering costs and expenses and the costs of compliance with any applicable Federal or state laws;

(3)

the costs and expenses of holding any meetings of the Board and any meetings of Members that are regularly scheduled, permitted or are required to be held by this Agreement, the 1940 Act or other applicable law;

(4)	fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund;

(5)	the costs of a fidelity bond and any liability or other insurance obtained on behalf of the Fund, the Manager, PWAdmin or the Directors;

(6)

all costs and expenses associated with the organization of Investment Funds managed by Subadvisers, if any, and with the selection of Investment Managers and Investment Funds, including due diligence and travel-related expenses;

(7)	all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members;

(8)

all expenses of computing the Fund's net asset value, including any equipment or services obtained for the purpose of valuing the Fund's investment portfolios, including appraisal and valuation services provided by third parties;

(9)	all charges for equipment or services used for communications between the Fund and any custodian, or other agent engaged by the Fund;

(10)	fees of custodians and other persons providing administrative services to the Fund; and

(11)	such other types of expenses as may be approved from time to time by the Board.

           The Manager and PWAdmin shall be entitled to reimbursement from the Fund for any of the above expenses that either pays on behalf of the Fund.

          (e)           The Fund from time to time, alone or in conjunction with other accounts for which the Manager, or any Affiliate of the Manager, acts as general partner, managing member or investment adviser, may purchase Insurance in such amounts, from such insurers and on such terms as the Board shall determine.

           3.9          Liabilities and Duties.

           To the extent that, at law or in equity, a Member, officer of the Fund or Director or other person has duties (including fiduciary duties) and liabilities relating thereto to the Fund or to a Member, officer of the Fund or a Director, any such Member, officer of the Fund, Director or other person acting under this Agreement shall not be liable to the Fund or to a Member, officer of the Fund or a Director for its good faith reliance on the provisions of this Agreement. The Members agree that the provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Member, an officer of the Fund, a Director or other person otherwise existing at law or in equity, replace such other duties and liabilities of such Member, officer of the Fund, Director or other person.

ARTICLE IV

TERMINATION OF STATUS OF MANAGER AND DIRECTORS; TRANSFERS
AND REPURCHASES

           4.1          Termination of Status of the Manager.

           The status of the Manager as a Member shall terminate if the Investment Management Agreement with the Manager terminates and the Fund does not enter into a new Investment Management Agreement with such person, effective as of the date of such termination.

           4.2          Termination of Status of a Director.

           The status of a Director shall terminate if the Director (i) shall die; (ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Director (upon not less than 90 days' prior written notice to the other Directors, unless the other Directors waive such notice); (iv) shall be removed under Section 4.3; (v) shall be certified by a physician to be mentally or physically unable to perform his duties hereunder; or (vi) shall have a receiver appointed to administer the property or affairs of such Director.

           4.3          Removal of the Directors.

           Any Director may be removed either by (a) the vote or written consent of at least two-thirds of the Directors not subject to the removal vote or (b) the vote or written consent of Members holding not less than two-thirds of the total number of votes eligible to be cast by all Members.

           4.4          Transfer of Interests of Members.

           (a)             An Interest or portion thereof of a Member may be Transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of such Member or (ii) with the written consent of the Board (which may be withheld in its sole and absolute discretion). If any transferee does not meet such investor eligibility requirements established by the Fund from time to time, the Fund reserves the right to redeem its Interest pursuant to Section 4.5. If the Board does not consent to a Transfer by operation of law, the Fund shall redeem the Interest from the Member's successor. Any permitted transferee shall be entitled to the allocations and distributions allocable to the Interest so acquired and to Transfer such Interest in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. If a Member Transfers an Interest or portion thereof with the approval of the Board, the Fund shall promptly take all necessary actions so that each transferee or successor to whom such Interest or portion thereof is Transferred is admitted to the Fund as a substituted Member. The admission of any transferee as a substituted Member shall be effective upon the execution and delivery by, or on behalf of, such substituted Member of either a counterpart of this Agreement or an instrument that constitutes the execution and delivery of this Agreement. Each transferring Member and transferee agrees to pay all expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with such Transfer. Upon the Transfer to another person or persons of a Member's entire Interest, such Member shall cease to be a member of the Fund.

           (b)             Each transferring Member shall indemnify and hold harmless the Fund, the Directors, officers of the Fund, PWAdmin, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 4.4 and (ii) any misrepresentation by such Member in connection with any such Transfer.

           4.5          Repurchase of Interests.

           (a)             Except as otherwise provided in this Agreement, no Member or other person holding an Interest or portion thereof shall have the right to withdraw or tender to the Fund for repurchase of that Interest or portion thereof. The Board may from time to time, in its complete and exclusive discretion and on such terms and conditions as it may determine, cause the Fund to repurchase Interests or portions thereof pursuant to written tenders. In determining whether to cause the Fund to repurchase Interests or portions thereof pursuant to written tenders, the Board shall consider the following factors, among others:

(1)	whether any Members have requested to tender Interests or portions thereof to the Fund;

(2)	the liquidity of the Fund's assets;

(3)	the investment plans and working capital requirements of the Fund;

(4)	the relative economies of scale with respect to the size of the Fund;

(5)	the history of the Fund in repurchasing Interests or portions thereof;

(6)	the condition of the securities markets; and

(7)	the anticipated tax consequences of any proposed repurchases of Interests or portions thereof.

           The Board shall cause the Fund to repurchase Interests or portions thereof pursuant to written tenders only on terms fair to the Fund and to all Members (including persons holding Interests acquired from Members), as applicable.

           (b)          The Board may cause the Fund to repurchase an Interest or portion thereof of a Member or any person acquiring an Interest or portion thereof from or through a Member if the Board determines or has reason to believe that:

(1)

such an Interest or portion thereof has been transferred in violation of Section 4.4 hereof, or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Member;

(2)

ownership of such an Interest by a Member or other person will cause the Fund to be in violation of, or require registration of any Interest or portion thereof under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

(3)

continued ownership of such an Interest may be harmful or injurious to the business or reputation of the Fund, PWAdmin, the Manager or the Directors, or may subject the Fund or any of the Members to an undue risk of adverse tax or other fiscal consequences;

(4)	any of the representations and warranties made by a Member in connection with the acquisition of an Interest or portion thereof was not true when made or has ceased to be true; or

(5)	it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase such an Interest or portion thereof.

           (c)           Repurchases of Interests or portions thereof by the Fund shall be payable in cash or in part by promissory note, in each case without interest, unless the Board, in its discretion, determines otherwise, or, in the discretion of the Board, in Securities (or any combination of Securities and cash) of equivalent value. All such repurchases shall be subject to any and all conditions as the Board may impose and shall be effective as of a date set by the Board after receipt by the Fund of all eligible written tenders of Interests or portion thereof. The amount due to any Member whose Interest or portion thereof is repurchased shall be equal to the estimated value of such Member's Capital Account or portion thereof as applicable as of the effective date of repurchase, after giving effect to all allocations to be made to such Member's Capital Account as of such date.

ARTICLE V

CAPITAL

           5.1          Contributions to Capital.

           (a)          The minimum initial contribution of each Member (other than PWAdmin and the Manager) to the capital of the Fund shall be the amount set forth, from time to time, in the Fund's Form N-2 or such other amount as the Board may determine from time to time. The amount of the initial contribution of each Member shall be recorded on the books and records of the Fund upon acceptance as a contribution to the capital of the Fund. The Directors shall not be entitled to make voluntary contributions of capital to the Fund as Directors of the Fund, but may make voluntary contributions to the capital of the Fund as Members.

           (b)          The Members may make additional contributions to the capital of the Fund, effective as of such times as the Board in its discretion may permit, but no Member shall be obligated to make any additional contribution to the capital of the Fund except to the extent otherwise provided herein.

           (c)           Except as otherwise permitted by the Board, (i) initial and any additional contributions to the capital of the Fund by any Member shall be payable in cash or in such Securities that the Board, in its absolute discretion, may agree to accept on behalf of the Fund, and (ii) initial and any additional contributions in cash shall be payable in readily available funds at the date of the proposed acceptance of the contribution. The Fund shall charge each Member making a contribution in Securities to the capital of the Fund such amount as may be determined by the Board not exceeding 2% of the value of such contribution in order to reimburse the Fund for any costs incurred by the Fund by reason of accepting such Securities, and any such charge shall be due and payable by the contributing Member in full at the time the contribution to the capital of the Fund to which such charges relate is due. The value of contributed Securities shall be determined in accordance with Section 7.3 hereof as of the date of contribution.

           5.2          Rights of Members to Capital.

           No Member shall be entitled to interest on his or its contribution to the capital of the Fund, nor shall any Member be entitled to the return of any capital of the Fund except (i) upon the repurchase by the Fund of a part or all of such Member's Interest pursuant to Section 4.5 hereof, if so determined by the Board, (ii) pursuant to the provisions of Section 5.7(c) hereof or (iii) upon the liquidation of the Fund's assets pursuant to Section 6.2 hereof. Except as provided in Section 2.10 hereof, no Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the Fund's property or to compel any sale or appraisal of the Fund's assets.

           5.3          Capital Accounts.

           (a)          The Fund shall maintain a separate Capital Account for each Member.

           (b)          Each Member's Capital Account shall have an initial balance equal to the amount of cash and the value of any Securities (determined in accordance with Section 7.3 hereof) constituting such Member's initial contribution to the capital of the Fund.

           (c)          Each Member's Capital Account shall be increased by the sum of (i) the amount of cash and the value of any Securities (determined in accordance with Section 7.3 hereof) constituting additional contributions by such Member to the capital of the Fund permitted pursuant to Section 5.1 hereof, plus (ii) any amount credited to such Member's Capital Account pursuant to the provisions of this Article V.

           (d)          Each Member's Capital Account shall be reduced by the sum of (i) the amount of any repurchase of the Interest, or portion thereof, of such Member or distributions to such Member pursuant to Sections 4.5, 5.9 or 6.2 hereof which are not reinvested, plus (ii) any amounts debited against such Member's Capital Account pursuant to the provisions of this Article V.

           (e)          If all or a portion of an Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

           5.4          Allocation of Net Profit and Loss.

           As of the last day of each Fiscal Period, any Net Profit or Net Loss for the Fiscal Period shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Fund Percentages for such Fiscal Period.

           5.5          Allocation of Insurance Premiums and Proceeds.

           (a)          Any premiums payable by the Fund for Insurance purchased pursuant to Section 3.8(d) hereof shall be apportioned evenly over each Fiscal Period or portion thereof falling within the period to which such premiums relate under the terms of such Insurance, and the portion of the premiums so apportioned to any Fiscal Period shall be allocated among and debited against the Capital Accounts of each Member who is a member of the Fund during such Fiscal Period in accordance with such Member's Fund Percentage for such Fiscal Period.

           (b)          Proceeds, if any, to which the Fund may become entitled pursuant to such Insurance shall be allocated among and credited to the Capital Accounts of each Member who is a member of the Fund during the Fiscal Period in which the event which gives rise to recovery of proceeds occurs in accordance with such Member's Fund Percentage for such Fiscal Period.

          5.6           Allocation of Certain Withholding Taxes and Other Expenditures.

           (a)          If the Fund incurs a withholding tax or other tax obligation with respect to the share of Fund income allocable to any Member, then the Board, without limitation of any other rights of the Fund or the Board, shall cause the amount of such obligation to be debited against the Capital Account of such Member when the Fund pays such obligation, and any amounts then or thereafter distributable to such Member shall be reduced by the amount of such taxes. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member's Interest shall pay to the Fund as a contribution to the capital of the Fund, upon demand of the Fund, the amount of such excess. The Fund shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption; provided, that in the event that the Fund determines that a Member is eligible for a refund of any withholding tax, the Fund may, at the request and expense of such Member, assist such Member in applying for such refund.

           (b)          Except as otherwise provided for in this Agreement and unless prohibited by the 1940 Act, any expenditures payable by the Fund, and any other Fund items, to the extent determined by the Board to have been paid or incurred or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, shall be charged to only those Members on whose behalf such expenditures or items are paid or incurred or whose particular circumstances gave rise to such expenditures or items. Such charges shall be debited from the Capital Accounts of such Members as of the close of the Fiscal Period during which any such items were paid or accrued by the Fund.

           5.7          Reserves.

           (a)          Appropriate reserves may be created, accrued and charged against Net Assets and proportionately against the Capital Accounts of the Members for contingent liabilities, if any, as of the date any such contingent liability becomes known to PWAdmin or the Board, such reserves to be in the amounts which the Board in its sole discretion deem necessary or appropriate. The Board may increase or reduce any such reserves from time to time by such amounts as it in its sole discretion deems necessary or appropriate. The amount of any such reserve, or any increase or decrease therein, shall be proportionately charged or credited, as appropriate, to the Capital Accounts of those parties who are Members at the time when such reserve is created, increased or decreased, as the case may be; provided, however, that if any such individual reserve item, adjusted by any increase therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all such Members, the amount of such reserve, increase, or decrease instead shall be charged or credited to those parties who were Members at the time, as determined by the Board in its sole discretion, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their Capital Accounts.

           (b)          If at any time an amount is paid or received by the Fund (other than contributions to the capital of the Fund, distributions or repurchases of Interests or portions thereof) and such amount exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all Members at the time of payment or receipt and such amount was not accrued or reserved for but would nevertheless, in accordance with the Fund's accounting practices, be treated as applicable to one or more prior Fiscal Periods, then such amount shall be proportionately charged or credited, as appropriate, to those parties who were Members during such prior Fiscal Period or Periods.

           (c)          If any amount is required by paragraph (a) or (b) of this Section 5.7 to be charged or credited to a party who is no longer a Member, such amount shall be paid by or to such party, as the case may be, in cash, with interest from the date on which the Board determines that such charge or credit is required. In the case of a charge, the former Member shall be obligated to pay the amount of the charge, plus interest as provided above, to the Fund on demand; provided, however, that (i) in no event shall a former Member be obligated to make a payment exceeding the amount of such Member's Capital Account at the time to which the charge relates; and (ii) no such demand shall be made after the expiration of three years from the date on which such party ceased to be a Member. To the extent that a former Member fails to pay to the Fund, in full, any amount required to be charged to such former Member pursuant to paragraph (a) or (b), whether due to the expiration of the applicable limitation period or for any other reason whatsoever, the deficiency shall be charged proportionately to the Capital Accounts of the Members at the time of the act or omission giving rise to the charge to the extent feasible, and otherwise proportionately to the Capital Accounts of the current Members.

           5.8           Tax Allocations.

           For each Fiscal Year, items of income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in such a manner as to reflect equitably amounts credited or debited to each Member's Capital Account for the current and prior Fiscal Years (or relevant portions thereof). Allocations under this Section 5.8 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and in conformity with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f), 1.704-1(b)(4)(i) and 1.704-3(e) promulgated thereunder, as applicable, or the successor provisions to such Section and Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

           If the Fund realizes capital gain or loss (including short-term capital gain or loss) for Federal income tax purposes for any Fiscal Year during or as of the end of which one or more Members withdraw from the Fund pursuant to Articles IV or VI hereof, the Board may elect to allocate specially such gain or loss to any such withdrawing Member up to an amount by which the total of such Member's Capital Account as of the effective date of withdrawal exceeds or is less than its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such "adjusted tax basis" by reason of any transfer or assignment of such Interest, including by reason of death and without regard to such Member's share of the liabilities of the Fund under Section 752 of the Code).

             5.9            Distributions.

             (a)          The Board, in its sole discretion, may authorize the Fund to make distributions in cash or in kind at any time to all of the Members on a pro rata basis in accordance with the Members' Fund Percentages. Notwithstanding anything to the contrary in this Agreement, a Member may be compelled to accept a distribution of any asset in kind from the Fund despite the fact that the percentage of the asset distributed to the Member exceeds the percentage of that asset which is equal to the percentage in which the Member shares in distributions from the Fund.

             (b)          The Board may withhold taxes from any distribution to any Member to the extent required by the Code or any other applicable law. For purposes of this Agreement, any taxes so withheld by the Fund with respect to any amount distributed by the Fund to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement and, if appropriate, reducing the Capital Account of such Member.

             (c)          Notwithstanding anything to the contrary contained herein, none of the Directors or the Members, nor any other person on behalf of the Fund, shall make a distribution to the Members on account of their interest in the Fund if such distribution would violate the Delaware Act or other applicable law.

             5.10        Allocation of Organizational Expenses.

             (a)          As of the first Expense Allocation Date, Organizational Expenses shall be allocated among and debited against the Capital Accounts of the Members in accordance with their respective Capital Percentages on such Expense Allocation Date.

             (b)          As of each Expense Allocation Date following the first Expense Allocation Date, all amounts previously debited against the Capital Account of a Member pursuant to this Section 5.10 on the preceding Expense Allocation Date will be credited to the Capital Account of such Member, and Organizational Expenses then shall be re-allocated among and debited against the Capital Accounts of all Members in accordance with their respective Capital Percentages on such Expense Allocation Date.

ARTICLE VI

DISSOLUTION AND LIQUIDATION

             6.1          Dissolution.

           (a)          The Fund shall be dissolved at any time there are no Members, unless the Fund is continued in accordance with the Delaware Act, or upon the occurrence of any of the following events:

(1)	upon the affirmative vote to dissolve the Fund by both (i) the Board and (ii) Members holding at least two-thirds of the total number of Voting Interests eligible to be cast by all Members;

(2)

upon the determination of the Members not to continue the business of the Fund at a meeting called by PWAdmin in accordance with Section 2.6(c) hereof when no Director remains to continue the business of the Fund or if the required number of Directors is not elected within 60 days after the date on which the last Director ceased to act in that capacity;

(3)

upon the expiration of any two-year period which commences on the date on which any Member has submitted a written notice to the Fund requesting to tender such Member's entire Interest for repurchase by the Fund if such Member has not been permitted to do so at any time during such period;

(4)	upon the determination by the Manager to dissolve the Fund;

(5)	upon termination of the Investment Management Agreement; or

(6)	as required by operation of law.

           Dissolution of the Fund shall be effective on the day on which the event giving rise to the dissolution shall occur, but the Fund shall not terminate until the assets of the Fund have been liquidated in accordance with Section 6.2 hereof and the Certificate has been canceled.

             6.2          Liquidation of Assets.

          (a)            Upon the dissolution of the Fund as provided in Section 6.1 hereof, the Board, acting directly or through a liquidator it selects, shall liquidate, in an orderly manner, the business and administrative affairs of the Fund, except that if the Board is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall liquidate, in an orderly manner, the business and administrative affairs of the Fund. Net Profit and Net Loss during the period of liquidation shall be allocated pursuant to Article V hereof. The proceeds from liquidation shall, subject to the Delaware Act, be distributed in the following manner:

(1)

in satisfaction (whether by payment or the making of reasonable provision for payment thereof) of the debts and liabilities of the Fund, including the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), but not including debt and liabilities to Members, up to and including the date that distribution of the Fund's assets to the Members has been completed, shall first be paid on a pro rata basis;

(2)	such debts, liabilities or obligations as are owing to the Members shall be paid next in their order of seniority and on a pro rata basis; and

(3)

the Members shall be paid next on a pro rata basis the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members' Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 6.2(a)(3).

           (b)           Anything in this Section 6.2 to the contrary notwithstanding, but subject to the priorities set forth in Section 6.2(a) above, upon dissolution of the Fund, the Board or other liquidator may distribute ratably in kind any assets of the Fund; provided, however, that if any in-kind distribution is to be made (i) the assets distributed in kind shall be valued pursuant to Section 7.3 hereof as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 6.2(a) above, and (ii) any profit or loss attributable to property distributed in-kind shall be included in the Net Profit or Net Loss for the Fiscal Period ending on the date of such distribution.

ARTICLE VII

ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS

           7.1          Accounting and Reports.

           (a)           The Fund shall adopt for tax accounting purposes any accounting method which the Board shall decide in its sole discretion is in the best interests of the Fund. The Fund's accounts shall be maintained in U.S. currency.

           (b)           After the end of each taxable year, the Fund shall furnish to each Member such information regarding the operation of the Fund and such Member's Interest as is necessary for Members to complete federal and state income tax or information returns and any other tax information required by federal or state law.

           (c)           Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation or order, within 60 days after the close of the period for which a report required under this Section 7.1(c) is being made, the Fund shall furnish to each Member a semi-annual report and an annual report containing the information required by the 1940 Act. The Fund shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent public accountants based upon an audit performed in accordance with generally accepted accounting principles. The Fund may furnish to one or more Members such other periodic reports and information regarding the affairs of the Fund as it deems necessary or appropriate in its sole discretion.

           (d)           Except as set forth specifically in this Section 7.1, no Member shall have the right to obtain any other information about the business or financial condition of the Fund, about any other Member or former Member, including information about the Capital Contribution of a Member, or about the affairs of the Fund. No act of the Fund, the Manager, PWAdmin or any other person that results in a Member being furnished any such information shall confer on such Member or any other Member the right in the future to receive such or similar information or constitute a waiver of, or limitation on, the Fund's ability to enforce the limitations set forth in the first sentence of this Section 7.1(d).

           7.2          Determinations By the Board.

           (a)          All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article V hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board (either directly or by PWAdmin, to the extent consistent with its administrative functions, pursuant to delegated authority) unless specifically and expressly otherwise provided for by the provisions of this Agreement or as required by law, and such determinations and allocations shall be final and binding on all the Members.

           (b)           The Board may make such adjustments to the computation of Net Profit or Net Loss or any components (withholding any items of income, gain, loss or deduction) comprising any of the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Fund and the intended allocation thereof among the Members.

           7.3          Valuation of Assets.

           (a)          Except as may be required by the 1940 Act, the Board shall value or have valued any Securities or other assets and liabilities of the Fund (other than assets invested in Investment Funds) as of the close of business on the last day of each Fiscal Period or more frequently, in the discretion of the Board, in accordance with such valuation procedures as shall be established from time to time by the Board and which conform to the requirements of the 1940 Act. Assets of the Fund that are invested in Investment Funds managed by the Subadvisers shall be valued in accordance with the terms and conditions of the respective agreements of the Investment Funds. Assets of the Fund invested in Investment Funds not managed by the Subadvisers shall be valued at fair value in accordance with procedures adopted by the Board. In determining the value of the assets of the Fund, no value shall be placed on the goodwill or name of the Fund, or the office records, files, statistical data or any similar intangible assets of the Fund not normally reflected in the Fund's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

           (b)           The value of Securities and other assets of the Fund and the net worth of the Fund as a whole determined pursuant to this Section 7.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

           8.1          Amendment of Limited Liability Company Agreement.

           (a)           Except as otherwise provided in this Section 8.1, this Agreement may be amended, in whole or in part, with the approval of (i) the Directors (including the vote of a majority of the Independent Directors, if required by the 1940 Act), (ii) PWAdmin (to the extent consistent with its administrative functions) or (iii) a majority (as defined in the 1940 Act) of the outstanding Voting Interests of the Fund.

           (b)           Any amendment that would:

           (1)           increase the obligation of a Member to make any contribution to the capital of the Fund;

           (2)           reduce the Capital Account of a Member other than in accordance with Article V; or

           (3)           modify the events causing the dissolution of the Fund;

may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment (except an amendment contemplated in Section 8.1(c)(2) hereof) and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board) to tender his or her entire Interest for repurchase by the Fund.

           (c)           By way of example only, the Board or PWAdmin at any time without the consent of the Members may:

(1)	restate this Agreement together with any amendments hereto which have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

(2)

amend this Agreement (other than with respect to the matters set forth in Section 8.1(b) hereof) to effect compliance with any applicable law or regulation or to cure any ambiguity or to correct or supplement any provision hereof which may be inconsistent with any other provision hereof; or

(3)

amend this Agreement to make such changes as may be necessary or desirable, based on advice of legal counsel to the Fund, to assure the Fund's continuing eligibility to be classified for U.S. Federal income tax purposes as a partnership which is not treated as a corporation under Section 7704(a) of the Code.

          (d)           The Board shall give written notice of any proposed amendment to this Agreement to each Member, which notice shall set forth (i) the text of the proposed amendment or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

           8.2          Special Power of Attorney.

          (a)           Each Member hereby irrevocably makes, constitutes and appoints PWAdmin and each of the Directors, acting severally, and any liquidator of the Fund's assets appointed pursuant to Section 6.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish:

(1)	any amendment to this Agreement which complies with the provisions of this Agreement (including the provisions of Section 8.1 hereof);

(2)	any amendment to the Certificate required because this Agreement is amended or as otherwise required by the Delaware Act; and

(3)

all other such instruments, documents and certificates which, in the opinion of legal counsel to the Fund, from time to time may be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or which such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund as a limited liability company under the Delaware Act.

          (b)           Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Fund without such Member's consent. If an amendment to the Certificate or this Agreement or any action by or with respect to the Fund is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection which such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner which may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Fund.

           (c)           This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of PWAdmin and each of the Directors, acting severally, and any liquidator of the Fund's assets, appointed pursuant to Section 6.2 hereof, and as such:

(1)

shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Fund, the Board or any liquidator shall have had notice thereof; and

(2)

shall survive the delivery of a Transfer by a Member of the whole or any portion of such Member's Interest, except that where the transferee thereof has been approved by the Board for admission to the Fund as a substituted Member, this power-of-attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the Board or any liquidator to execute, acknowledge and file any instrument necessary to effect such substitution.

          8.3           Notices.

           Notices which may or are required to be provided under this Agreement shall be made, if to a Member, by regular mail, hand delivery, registered or certified mail return receipt requested, commercial courier service, telex, telecopier or other electronic means, including e-mail, or, if to the Fund, by registered or certified mail, return receipt requested, and shall be addressed to the respective parties hereto at their addresses as set forth on the books and records of the Fund (or to such other addresses as may be designated by any party hereto by notice addressed to the Fund in the case of notice given to any Member, and to each of the Members in the case of notice given to the Fund). Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, e-mail, commercial courier service, telex or telecopier. A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

           8.4          Agreement Binding Upon Successors and Assigns.

           This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this Agreement and any attempted Transfer or delegation thereof which is not made pursuant to the terms of this Agreement shall be void.

           8.5           Applicability of 1940 Act and Form N-2.

           The parties hereto acknowledge that this Agreement is not intended to, and does not set forth the substantive provisions contained in the 1940 Act and the Form N-2 which affect numerous aspects of the conduct of the Fund's business and of the rights, privileges and obligations of the Members. Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2.

           8.6          Choice of Law; Arbitration.

           (a)           Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act, without regard to the conflict of law principles of such State.

           (b)           Each Member agrees to submit all controversies arising between or among Members or one or more Members and the Fund in connection with the Fund or its businesses or concerning any transaction, dispute or the construction, performance or breach of this or any other agreement, whether entered into prior to, on or subsequent to the date hereof, to arbitration in accordance with the provisions set forth below. Each Member understands that:

(1)	arbitration is final and binding on the parties;

(2)	the parties are waiving their rights to seek remedies in court, including the right to jury trial;

(3)	pre-arbitration discovery is generally more limited than and different from court proceedings;

(4)	the arbitrator's award is not required to include factual findings or legal reasoning and a party's right to appeal or to seek modification of rulings by arbitrators is strictly limited; and

(5)	a panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

           (c)           Controversies shall be determined by arbitration before, and only before, an arbitration panel convened by The New York Stock Exchange, Inc. ("NYSE") or the National Association of Securities Dealers, Inc. (the "NASD"), to the fullest extent permitted by law. The parties may also select any other national securities exchange's arbitration forum upon which a party is legally required to arbitrate the controversy, to the fullest extent permitted by law. Such arbitration shall be governed by the rules of the organization convening the panel, to the fullest extent permitted by law. Judgment on any award of any such arbitration may be entered in the Supreme Court of the State of New York or in any other court having jurisdiction over the party or parties against whom such award is rendered. Each Member agrees that the determination of the arbitrators shall be binding and conclusive upon them.

           (d)           No Member shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action unless and until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the Member is excluded from the class by the court. The forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

           8.7           Not for Benefit of Creditors.

           The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, PWAdmin, the Manager, officers of the Fund, Directors and the Fund. This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement (except as provided in Section 3.7).

           8.8          Consents.

           Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Fund.

           8.9           Merger and Consolidation.

           (a)             Notwithstanding any other provision of this Agreement, the Fund may merge or consolidate with or into one or more limited liability companies formed under the Delaware Act or other business entities (as defined in Section 18-209(a) of the Delaware Act) pursuant to an agreement of merger or consolidation which has been approved by a majority of the Directors, without the consent of any Member or person being required.

           (b)          Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved in accordance with Section 18-209(b) of the Delaware Act may (i) effect any amendment to this Agreement, (ii) effect the adoption of a new limited liability company agreement for the Fund if it is the surviving or resulting limited liability company in the merger or consolidation, or (iii) provide that the limited liability company agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company agreement of the surviving or resulting limited liability company.

           8.10           Pronouns.

           All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

           8.11          Confidentiality.

           (a)          Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other person the name or address (whether business, residence or mailing) of any Member (collectively, "Confidential Information") without the prior written consent of the Board, which consent may be withheld in its sole discretion.

           (b)          Each Member recognizes that in the event that this Section 8.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees or agents or any of its affiliates, including any of such affiliates' principals, partners, members, directors, officers, employees or agents, irreparable injury may result to the non-breaching Members and the Fund. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Fund may be entitled, such Members also shall have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys' fees and other litigation expenses incurred in connection therewith.

           (c)          Notwithstanding anything to the contrary in this Agreement, the Board or PWAdmin shall have the right to keep confidential from the Members for such period of time as it deems reasonable any information which the Board or PWAdmin reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Board or PWAdmin in good faith believes is not in the best interest of the Fund or could damage the Fund or its business or which the Fund is required by law or by agreement with a third party to keep confidential.

           8.12          Certification of Non-Foreign Status.

           Unless such certification is not deemed necessary by PWAdmin, each Member or transferee of an Interest from a Member that is admitted to the Fund in accordance with this Agreement shall certify, upon admission to the Fund and at such other time thereafter as the Board may request, whether he or she is a "United States Person" within the meaning of Section 7701(a)(30) of the Code on forms to be provided by the Fund, and shall notify the Fund within 30 days of any change in such Member's status. Any Member who shall fail to provide such certification when requested to do so by the Board may be treated as a non-United States Person for purposes of U.S. Federal tax withholding.

           8.13          Severability.

           If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

           8.14          Entire Agreement.

           This Agreement (including the Schedule attached hereto which is incorporated herein) constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto. It is hereby acknowledged and agreed that the Board, without the approval of any Member may enter into written agreements ("Other Agreements") with Members, executed contemporaneously with the admission of such Members to the Fund, effecting the terms hereof or of any application in order to meet certain requirements of such Members. The parties hereto agree that any terms contained in an Other Agreement with a Member shall govern with respect to such Member notwithstanding the provisions of this Agreement or of any application.

           8.15          Discretion.

           Notwithstanding anything to the contrary in this Agreement or any agreement contemplated herein or in any provisions of law or in equity, whenever in this Agreement, a person is permitted or required to make a decision (i) in its "sole discretion" or "discretion" or under a grant of similar authority or latitude, such person shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall, to the fullest extent permitted by law, have no duty or obligation to give any consideration to any interest of or factors affecting the Fund or the Members, or (ii) in its "good faith" or under another express standard, then such person shall act under such express standard.

           8.16          Counterparts.

           This Agreement may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the same counterpart.

           8.17          Tax Matters Partner.

           PWAdmin hereby is designated as the "tax matters partner" under the Code for the Fund.

           THE UNDERSIGNED ACKNOWLEDGES HAVING READ THIS AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE PRE-DISPUTE ARBITRATION CLAUSES SET FORTH IN SECTION 8.6 ON PAGES A-28-A-29 AND THE CONFIDENTIALITY CLAUSES SET FORTH IN SECTION 8.11 ON PAGE A-30.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

ORGANIZATIONAL MEMBER:

/s/ Mitchell A. Tanzman
Mitchell A. Tanzman

PW FUND ADVISOR, L.L.C., as Manager and PWAdmin:

By: /s/ Mitchell A. Tanzman
        Name: Mitchell A. Tanzman
        Title: Authorized Person

ADDITIONAL MEMBERS:

Each person who has signed or has had signed on its behalf a Member Signature Page, which shall constitute a counterpart hereof.

The undersigned understand and agree to the provisions of this Agreement pertaining to the obligations of Directors.

/s/ Meyer Feldberg Meyer Feldberg, Director /s/ George W. Gowen George W. Gowen, Director /s/ Stephen H. Penman Stephen H. Penman, Director

SCHEDULE I

Directors

Name and Address

Meyer Feldberg
c/o UBS Financial Services Inc.
1285 Avenue of the Americas
New York, NY 10019

George W. Gowen
c/o UBS Financial Services Inc.
1285 Avenue of the Americas
New York, NY 10019

Stephen H. Penman
c/o UBS Financial Services Inc.
1285 Avenue of the Americas
New York, NY 10019

Appendix B

UBS Wealth Management
SIGNATURE REQUIRED
ONLY COMPLETE THIS CERTIFICATE IF YOU HAVE RECEIVED A UBS M2 FUND, L.L.C. PROSPECTUS AND IF YOU WISH TO INVEST IN THE FUND. IF YOU DO NOT WISH TO INVEST IN THE FUND, ANY FUNDS HELD IN ESCROW WILL BE RETURNED. Please promptly return completed, executed Investor Certification to Alternative Investments US via Fax: (212) 882-5202 OR Mail: UBS Financial Services Inc., Alternative Investments US, 51 West 52nd Street, New York, NY 10019. Generally, this Investor Certification must be received four business days prior to month's end in order to invest in the Fund's next monthly closing.

UBS M2 FUND, L.L.C. INVESTOR CERTIFICATE

This Certificate is given to you with respect to a potential investment in UBS M2 Fund, L.L.C. (the "Fund").

I hereby certify that I am: (A) a natural person, who has individually or together with my spouse a net worth* in excess of $1.5 million (the "Requirement"); (B) an irrevocable trust that meets the Requirement; (C) a revocable trust and each grantor of the trust meets the Requirement; (D) an employee benefit plan (a "Plan") that meets the Requirement; (E) a participant-directed Plan and the person making the investment meets the Requirement; (F) a corporation, partnership, limited liability company or other entity that meets the Requirement that is not (i) a registered investment company, (ii) an entity excluded from the definition of Investment Company under Section 3(a) of the Investment Company Act of 1940 based on Section 3(c)(1) because it is a non-publicly offered entity whose securities are beneficially owned by not more than 100 persons, or (iii) a business development company; or (G) an entity listed in clause F(i), (ii) or (iii) above, not formed for the specific purpose of investing in the Fund and each equity owner meets the Requirement. I am not a charitable remainder trust.

I understand that it may be a violation of law for me to provide this Certificate if I know it is not true. I read the Fund's prospectus (the "Prospectus"), including the investor qualification and investor suitability provisions therein. I understand that an investment involves a considerable amount of risk and that some or all of the investment may be lost. I acknowledge that in making a decision to invest in the Fund, I have relied solely upon the Prospectus, the Fund's Limited Liability Company Agreement (the "Agreement") and my independent investigations. My investment is consistent with my investment purposes, objectives and cash flow requirements and will not adversely affect my overall need for diversification and liquidity. I have evaluated the risks of investing, understand there are substantial risks of loss, and have determined that an investment is suitable for me. I understand that there is very limited liquidity associated with an investment and I have carefully read and understand the "Redemptions, Repurchases of Interests and Transfers" section in the Prospectus. I understand I may not be able to withdraw from the Fund as I want or have a need to.

I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Internal Revenue Code of 1986, as amended, including income tax regulations (the "Code")) for purposes of U.S. Federal income taxation. I agree to notify the Fund within 30 days of the date that I become a foreign person or entity. I further certify that my name, U.S. tax identification number, home address (in the case of an individual) and business address (in the case of an entity), as they appear in your records, are true and correct. I understand that these certifications, which are made under penalty of perjury, may be disclosed to the Internal Revenue Service and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

If I am a Plan, an IRA or another benefit plan investor (a "Benefit Plan"), I have consulted counsel as necessary concerning the propriety of making an investment in the Fund and its appropriateness under ERISA and the Code, and the fiduciary executing this Certificate on behalf of the Benefit Plan (the "Fiduciary"), which for an IRA, is the individual that established the IRA, represents and warrants that: A) the Fiduciary has considered the following items and has determined that an investment is consistent with the Fiduciary's responsibilities under ERISA: i) the Fiduciary's investment standards under the ERISA in the context of the Benefit Plan's particular circumstances; ii) the permissibility of an investment under the documents governing the Benefit Plan and the Fiduciary; and iii) the risks associated with an investment and the fact that the Undersigned will be unable to redeem the investment except as set forth in the Prospectus; B) the Fiduciary: i) is solely responsible for the decision to invest; ii) is independent of the Fund, UBS Financial Services Inc., the Directors, or any of their affiliates, (collectively, the "Affiliates"); iii) is qualified to make such investment decision; and iv) in making such decision, has not relied as the primary basis for its decision to invest in the Fund on any advice or recommendation of the Affiliates; and C) if UBS Trust Company is the corporate trustee of the Benefit Plan, the Fiduciary has directed UBS Trust Company to execute this Certificate and the Fiduciary agrees that all of the representations and covenants made hereunder apply solely to the Fiduciary and the Benefit Plan and not to UBS Trust Company.

I understand the Affiliates are relying on the Certificate and agreements herein in determining my qualification and suitability as an investor in the Fund. I understand an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and indemnify you and hold harmless from any liability that you may incur as a result of this Certificate being untrue in any respect. By signing below, I confirm that, as of the date of my investment and as of this date, the investment objective and risk profile applicable to such investment in the Fund are, respectively, "capital appreciation" and "aggressive/speculative," and I execute, as a Member, and agree to be bound by the terms of the Agreement, including the pre-dispute arbitration clause in Section 8.6 on pages A-28-A-29 of the Agreement and its Power of Attorney provisions, a form set forth in Appendix A to the Prospectus dated _______, 2007. I have read the Agreement and, to the extent I believe it necessary, have consulted with my tax and legal advisors and understand its terms.

|_| Please check this box if this is an additional investment in the Fund UBS Account Number |_||_| |_||_||_||_||_| |_||_| SSN/Tax ID Number |_||_||_| |_||_| |_||_||_||_|	Signature Required Investor Signature: _____________________________ Date: _____________ Print Investor Name: ______________________________________________

For Financial Advisors and Branch Managers Only:
Investor Suitability: With regard to the proposed investment of the aforementioned client in the Fund, I, as Financial Advisor to the client, by signing below, certify that I have:
(1) informed the client of all pertinent facts relating to the liquidity and transferability of the Fund; and
(2) reasonable grounds to believe (on the basis of information obtained from the client concerning the client's age, investment objectives, investment experience, income, net worth, financial situation and needs, other investments and any other information known by me, including the attached CAI) that: (a) the Fund being subscribed for is suitable and appropriate for the client; (b) the client meets all applicable minimum income, net worth, liquid assets and other objective suitability standards; (c) the client can reasonably benefit (including realizing any intended tax benefit, if applicable) from the Fund based on the client's financial position, overall investment objectives and portfolio structure; (d) the client can bear the economic risks of the investment in the Fund; (e) the client appears to have an understanding of: (i) the fundamental risks of the Fund (including that the client may lose his or her entire investment); (ii) the restrictions on the liquidity and transferability of the Fund; (iii) the background and qualifications of the sponsor(s) and investment manager(s) of the Fund; and (iv) the tax consequences with respect to an investment in the Fund; and (f) the investment in the Fund does not exceed 10% of the client's net worth on CAI.

Regarding Item 2(b) above, in the event that the client is an entity (such as a trust or partnership) that does not itself meet the minimum investment requirements (such as net worth), I have ascertained from the appropriate parties (such as the client's trustee or general partner) that all of the client's beneficial owners meet such requirements.

By signing below, the undersigned FA acknowledges that the undersigned knows directly of his or her own knowledge that a prospectus has been previously delivered to the investor.

FA Signature: _________________ FA Name: _________________ Division: __________ Date**: ____________ Tel #: _____________

Financial Advisors must reconcile the information listed on this certification with the client's account records, including updating the client's net worth, objectives and any other relevant information.

Branch Manager Signature: I certify that I have reviewed the completed Investor Suitability section above, the client investor certification and Client Account Information, and I agree, based upon the information known to me, with the Financial Advisor's determination that the investment being subscribed for is suitable and appropriate for the client.

BOM Signature: _________________________________ BOM Name: ______________________________ Date**: _______________
** The CAI information that accompanies this form must be dated before or the same day this certification is signed.

* Used herein, "net worth" means the excess of total assets at fair market value, including home, over total liabilities. For the purpose of determining "net worth," the principal residence owned by an individual shall be valued at either (A) cost, including the cost of improvements, net of current encumbrances upon the property, or (B) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.

UBS Wealth Management
SIGNATURE REQUIRED
ONLY COMPLETE THIS CERTIFICATE IF YOU HAVE RECEIVED A UBS M2 FUND, L.L.C. PROSPECTUS AND IF YOU WISH TO INVEST IN THE FUND. IF YOU DO NOT WISH TO INVEST IN THE FUND, ANY FUNDS HELD IN ESCROW WILL BE RETURNED. Please promptly return completed, executed Investor Certification to Alternative Investments US via Fax: (212) 882-5202 OR Mail: UBS Financial Services Inc., Alternative Investments US, 51 West 52nd Street, New York, NY 10019. Generally, this Investor Certification must be received four business days prior to month's end in order to invest in the Fund's next monthly closing.

UBS M2 FUND, L.L.C. – INFONET INVESTOR CERTIFICATE

This Certificate is given to you with respect to a potential investment in UBS M2 Fund, L.L.C. (the "Fund").

I hereby certify that I am: (A) a natural person, who has individually or together with my spouse a net worth* in excess of $1.5 million (the "Requirement"); (B) an irrevocable trust that meets the Requirement; (C) a revocable trust and each grantor of the trust meets the Requirement; (D) an employee benefit plan (a "Plan") that meets the Requirement; (E) a participant-directed Plan and the person making the investment meets the Requirement; (F) a corporation, partnership, limited liability company or other entity that meets the Requirement that is not (i) a registered investment company, (ii) an entity excluded from the definition of Investment Company under Section 3(a) of the Investment Company Act of 1940 based on Section 3(c)(1) because it is a non-publicly offered entity whose securities are beneficially owned by not more than 100 persons, or (iii) a business development company; or (G) an entity listed in clause F(i), (ii) or (iii) above, not formed for the specific purpose of investing in the Fund and each equity owner meets the Requirement. I am not a charitable remainder trust.

I understand that it may be a violation of law for me to provide this Certificate if I know it is not true. I read the Fund's prospectus (the "Prospectus"), including the investor qualification and investor suitability provisions therein. I understand that an investment involves a considerable amount of risk and that some or all of the investment may be lost. I acknowledge that in making a decision to invest in the Fund, I have relied solely upon the Prospectus, the Fund's Limited Liability Company Agreement (the "Agreement") and my independent investigations. My investment is consistent with my investment purposes, objectives and cash flow requirements and will not adversely affect my overall need for diversification and liquidity. I have evaluated the risks of investing, understand there are substantial risks of loss, and have determined that an investment is suitable for me. I understand that there is very limited liquidity associated with an investment and I have carefully read and understand the "Redemptions, Repurchases of Interests and Transfers" section in the Prospectus. I understand I may not be able to withdraw from the Fund as I want or have a need to.

I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Internal Revenue Code of 1986, as amended, including income tax regulations (the "Code")) for purposes of U.S. Federal income taxation. I agree to notify the Fund within 30 days of the date that I become a foreign person or entity. I further certify that my name, U.S. tax identification number, home address (in the case of an individual) and business address (in the case of an entity), as they appear in your records, are true and correct. I understand that these certifications, which are made under penalty of perjury, may be disclosed to the Internal Revenue Service and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

If I am a Plan, an IRA or another benefit plan investor (a "Benefit Plan"), I have consulted counsel as necessary concerning the propriety of making an investment in the Fund and its appropriateness under ERISA and the Code, and the fiduciary executing this Certificate on behalf of the Benefit Plan (the "Fiduciary"), which for an IRA, is the individual that established the IRA, represents and warrants that: A) the Fiduciary has considered the following items and has determined that an investment is consistent with the Fiduciary's responsibilities under ERISA: i) the Fiduciary's investment standards under the ERISA in the context of the Benefit Plan's particular circumstances; ii) the permissibility of an investment under the documents governing the Benefit Plan and the Fiduciary; and iii) the risks associated with an investment and the fact that the Undersigned will be unable to redeem the investment except as set forth in the Prospectus; B) the Fiduciary: i) is solely responsible for the decision to invest; ii) is independent of the Fund, UBS Financial Services Inc., the Directors, or any of their affiliates, (collectively, the "Affiliates"); iii) is qualified to make such investment decision; and iv) in making such decision, has not relied as the primary basis for its decision to invest in the Fund on any advice or recommendation of the Affiliates; and C) if UBS Trust Company is the corporate trustee of the Benefit Plan, the Fiduciary has directed UBS Trust Company to execute this Certificate and the Fiduciary agrees that all of the representations and covenants made hereunder apply solely to the Fiduciary and the Benefit Plan and not to UBS Trust Company.

I understand the Affiliates are relying on the Certificate and agreements herein in determining my qualification and suitability as an investor in the Fund. I understand an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and indemnify you and hold harmless from any liability that you may incur as a result of this Certificate being untrue in any respect. By signing below, I confirm that, as of the date of my investment and as of this date, the investment objective and risk profile applicable to such investment in the Fund are, respectively, "capital appreciation" and "aggressive/speculative," and I execute, as a Member, and agree to be bound by the terms of the Agreement, including the pre-dispute arbitration clause in Section 8.6 on pages A-28-A-29 of the Agreement and its Power of Attorney provisions, a form set forth in Appendix A to the Prospectus dated _______, 2007. I have read the Agreement and, to the extent I believe it necessary, have consulted with my tax and legal advisors and understand its terms.

|_| Please check this box if this is an additional investment in the Fund UBS Account Number |_||_| |_||_||_||_||_| |_||_| SSN/Tax ID Number |_||_||_| |_||_| |_||_||_||_|	Signature Required Investor Signature: _____________________ Date: __________ Print Investor Name: ___________________________________

For Financial Advisors and Branch Managers Only:
Investor Suitability: With regard to the proposed investment of the aforementioned client in the Fund, I, as Financial Advisor to the client, by signing below, certify that I have:
(1) informed the client of all pertinent facts relating to the liquidity and transferability of the Fund; and
(2) reasonable grounds to believe (on the basis of information obtained from the client concerning the client's age, investment objectives, investment experience, income, net worth, financial situation and needs, other investments and any other information known by me, including the attached CAI) that: (a) the Fund being subscribed for is suitable and appropriate for the client; (b) the client meets all applicable minimum income, net worth, liquid assets and other objective suitability standards; (c) the client can reasonably benefit (including realizing any intended tax benefit, if applicable) from the Fund based on the client's financial position, overall investment objectives and portfolio structure; (d) the client can bear the economic risks of the investment in the Fund; (e) the client appears to have an understanding of: (i) the fundamental risks of the Fund (including that the client may lose his or her entire investment); (ii) the restrictions on the liquidity and transferability of the Fund; (iii) the background and qualifications of the sponsor(s) and investment manager(s) of the Fund; and (iv) the tax consequences with respect to an investment in the Fund; and (f) the investment in the Fund does not exceed 10% of the client's net worth on CAI.

Regarding Item 2(b) above, in the event that the client is an entity (such as a trust or partnership) that does not itself meet the minimum investment requirements (such as net worth), I have ascertained from the appropriate parties (such as the client's trustee or general partner) that all of the client's beneficial owners meet such requirements.

By signing below, the undersigned FA acknowledges that the undersigned knows directly of his or her own knowledge that a prospectus has been previously delivered to the investor.

FA Signature: _________________ FA Name: _________________ Division: ______________ Date**: ______________ Tel #: ____________

Financial Advisors must reconcile the information listed on this certification with the client's account records, including updating the client's net worth, objectives and any other relevant information.

Branch Manager Signature: I certify that I have reviewed the completed Investor Suitability section above, the client investor certification and Client Account Information, and I agree, based upon the information known to me, with the Financial Advisor's determination that the investment being subscribed for is suitable and appropriate for the client.

BOM Signature: _________________________________ BOM Name: ______________________________ Date**: _______________
** The CAI information that accompanies this form must be dated before or the same day this certification is signed.

* Used herein, "net worth" means the excess of total assets at fair market value, including home, over total liabilities. For the purpose of determining "net worth," the principal residence owned by an individual shall be valued at either (A) cost, including the cost of improvements, net of current encumbrances upon the property, or (B) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.

APPENDIX C

----------------------------------------------------------------------------------------------------------------------------------------
Actual Performance of UBS M2 Fund, L.L.C. (a) and (i)
---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------
                                     UBS M2 Fund, L.L.C.       UBS M2 Fund, L.L.C.
                                      (with sales load)        (without sales load)     S&P 500 Index (g)       MSCI World Index (h)
---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------

---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------
2/1/03 - 12/31/03 (annualized)               5.3%                      7.5%                   32.2%                    36.6%
---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------
2004                                         3.9%                      6.0%                   10.9%                    14.7%
---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------
2005                                        10.9%                     13.2%                    4.9%                     9.5%
---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------
2006                                         8.7%                     10.9%                   15.8%                    20.2%
---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------
Average Annual Total Return
(2/1/03 - 12/31/06)                          7.3%                      9.6%                   15.9%                    20.3%
---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------

----------------------------------------------------------------------------------------------------------------------------------------
Actual Year-by-Year Performance of UBS Masters Fund, L.L.C. (b), (d) and (i)
-------------------------------------------- --------------------------- ----------------------------- ---------------------------------

-------------------------------------------- --------------------------- ----------------------------- ---------------------------------
                                                  Masters Fund (c)            S&P 500 Index (g)              MSCI World Index (h)
-------------------------------------------- --------------------------- ----------------------------- ---------------------------------

-------------------------------------------- --------------------------- ----------------------------- ---------------------------------
7/3/95 - 12/31/95 (annualized)                           14.8%                        14.4%                        10.6%
-------------------------------------------- --------------------------- ----------------------------- ---------------------------------
1996                                                     16.1%                        22.9%                        13.5%
-------------------------------------------- --------------------------- ----------------------------- ---------------------------------
1997                                                     26.7%                        33.3%                        15.8%
-------------------------------------------- --------------------------- ----------------------------- ---------------------------------
1998                                                      6.9%                        28.6%                        24.3%
-------------------------------------------- --------------------------- ----------------------------- ---------------------------------
1999                                                     12.4%                        21.0%                        24.9%
-------------------------------------------- --------------------------- ----------------------------- ---------------------------------
2000                                                     29.9%                        -9.1%                       -13.2%
-------------------------------------------- --------------------------- ----------------------------- ---------------------------------
2001                                                      2.3%                       -11.9%                       -16.8%
-------------------------------------------- --------------------------- ----------------------------- ---------------------------------
2002                                                      0.3%                       -22.1%                       -19.9%
-------------------------------------------- --------------------------- ----------------------------- ---------------------------------
2003                                                      6.1%                        28.7%                        33.1%
-------------------------------------------- --------------------------- ----------------------------- ---------------------------------
2004                                                      6.7%                        10.9%                        14.7%
-------------------------------------------- --------------------------- ----------------------------- ---------------------------------
2005                                                     12.2%                         4.9%                         9.5%
-------------------------------------------- --------------------------- ----------------------------- ---------------------------------
2006                                                     12.2%                        15.8%                        20.1%
-------------------------------------------- --------------------------- ----------------------------- ---------------------------------
Average Annual Total Return Since
Inception (e)                                            12.5%                        10.5%                         8.8%
----------------------------------------------------------------------------------------------------------------------------------------

Actual Total Returns for UBS Masters Fund, L.L.C. (b), (c), (d) and (f)
---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------
                                     Masters Fund shares       Masters Fund shares
                                     (with 2% sales load)      (without sales load)     S&P 500 Index (g)       MSCI World Index (h)
---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------

---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------
Average Annual Total Returns
---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------
1 Year                                        10.0%                    12.2%                   15.8%                  20.1%
---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------
5 Years                                        5.9%                     8.3%                    6.9%                  11.1%
---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------
Life of Fund                                   9.4%                    11.8%                   10.5%                   8.7%
---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------
Total Returns
----------------------------------------------------------------------------------------------------------------------------------------
Life of the Fund since 7/3/95                182.3%                   259.8%                  215.4%                 162.1%
---------------------------------- ------------------------- ------------------------- --------------------- ---------------------------
a.	The performance information shown is the actual performance of the Fund. The Fund commenced operations February 1, 2003. The performance information shown is net of fees and expenses.

b.

The performance information shown is for UBS Masters Fund, L.L.C. (the "Masters Fund"), the successor to UBS PW Masters Fund, L.P. The Masters Fund commenced operations July 3, 1995. All returns are through December 31 of each respective year.

c.

During the period shown, the Masters Fund was managed by applying an investment philosophy and methodology that is substantially similar to that which UBS Fund Advisor, L.L.C. (the "Adviser") has used, and expects to continue to use, to manage the Fund, and is the only other substantially similar fund so managed by the Adviser. The performance of the Masters Fund should not be considered a substitute for the Fund's performance. Future investments will be made under different economic conditions. The Masters Fund and the Fund are permitted, and are expected, to invest in different Investment Funds. Prospective investors should recognize that future performance of the Fund will differ from the performance shown above. The Fund may be unable to invest in certain Investment Funds from time to time, because they are unavailable or may only be able to invest a limited amount of Fund assets in an Investment Fund that has been identified as an attractive opportunity. During the first few years of the Masters Fund's operations, its portfolio consisted of a fewer number of Investment Funds than is currently in the Masters Fund or is in the Fund's portfolio. The Masters Fund was managed by a team of professionals employed by the Adviser or its affiliates. Members of this team have changed over time. During the periods for which performance is shown, the net assets of the Masters Fund were between $27 million and $112 million. The performance information is limited and may not reflect performance in all economic cycles. Investors should not assume that they will experience returns in the future, if any, comparable to those shown herein. The Masters Fund was not subject to certain investment and other restrictions imposed on registered investment companies, which, if applicable, may have adversely affected the performance of the Masters Fund.

d.

The year-by-year actual total returns are for the year ended December 31. The performance data shown above reflects the Masters Fund's actual expenses during the periods shown and does not reflect the fees and expenses incurred by the Fund which, if reflected, would have reduced returns. Returns are not calculated in accordance with AIMR standards.

e.	The Average Annual Total Return Since Inception reflects the application of a 2.0% sales load at inception.

f.

The actual total returns shown are for the periods ended December 31, 2006. The actual total returns for the Masters Fund are calculated with and without deduction of the Masters Fund's maximum 2.0% sales load.

g.

The S&P 500 Index is an unmanaged index and is considered to be representative of the U.S. large cap stock market as a whole. The performance data for the S&P 500 Index assumes the reinvestment of all dividends, but does not deduct any fees or expenses. The index information is provided to represent the investment environment existing at the time periods shown. No index is directly comparable to the Masters Fund or the Fund.

h.

The Morgan Stanley Capital International Total Return World Index ("MSCI World Index") is generally representative of the equity securities of developed markets. The MSCI World Index is based on the share prices of approximately 1600 companies listed on stock exchanges in 23 countries that make up the MSCI National Indices. The index information is provided to represent the investment environment existing at the time periods shown. No index is directly comparable to the Masters Fund or the Fund.

i.

The performance data is set forth solely for the use of the prospective investors in the Fund. The statistical data has been obtained from sources believed to be reliable but which are not warranted as to accuracy or completeness. The Fund does not restrict its investments to securities included in the indices. All returns are calculated in U.S. dollars and reflect the reinvestment of dividends and other distributions.

Past performance is not necessarily indicative of future results. Investing in the Fund involves a high degree of risk. You can lose money.

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. NO PERSON MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, Dated April 30, 2007

STATEMENT OF ADDITIONAL INFORMATION

UBS M2 FUND, L.L.C.

51 West 52nd Street
New York, New York 10019
(212) 882-5000
toll-free (800) 486-2608
_________________
___________, 2007
_________________

          This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of UBS M2 Fund, L.L.C., which from time to time may do business as "M2" (the "Fund"), dated _____________, 2007. A copy of the prospectus may be obtained by contacting the Fund at the telephone numbers or address set forth above.

TABLE OF CONTENTS

Page

ADDITIONAL INVESTMENT POLICIES	1
REPURCHASES AND TRANSFERS OF INTERESTS	15
DIRECTORS	16
CODE OF ETHICS	20
PROXY VOTING POLICIES AND PROCEDURES	20
INVESTMENT ADVISORY SERVICES; ADMINISTRATION SERVICES	21
CONFLICTS OF INTEREST	24
TAX ASPECTS	28
ERISA CONSIDERATIONS	48
BROKERAGE	49
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL	50
CUSTODIAN	50
SUMMARY OF LLC AGREEMENT	51
FINANCIAL STATEMENTS	53

ADDITIONAL INVESTMENT POLICIES

           The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the prospectus. Certain additional investment information is set forth below.

Fundamental Policies

          The Fund's stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund ("Interests"), are listed below. For the purposes of this SAI, "majority of the outstanding voting securities of the Fund" means the vote, at an annual or special meeting of securityholders duly called, (a) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is the less. The Fund may not:

•	Borrow money, except to the extent permitted under the Investment Company Act of 1940 (the "Investment Company Act") (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets).

•	Issue senior securities, except to the extent permitted under the Investment Company Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund's total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund's total assets).

•	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933 in connection with the disposition of its portfolio securities.

•	Make loans, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund's investment policies or as otherwise permitted under the Investment Company Act.

•	Purchase, hold or deal in real estate, except that the Subadvisers may invest in securities or other instruments that are secured by real estate, or securities of companies that invest or deal in real estate or interests in real estate or are engaged in a real estate business.

•	Invest in commodities or commodity contracts, except that the Subadvisers may purchase and sell foreign currency, options, futures and forward contracts, including those related to indexes, and options on indexes.

•	Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, except that U.S. Government securities may be purchased without limitation. For purposes of this investment restriction, the Investment Funds are not considered a part of an industry. The Fund may invest in Investment Funds that may concentrate their assets in one or more industries.

•	Invest in securities of other investment companies, except to the extent permitted by the Investment Company Act.

          With respect to these investment restrictions, and other policies described in this SAI, the Fund will look through the Investment Funds managed by Subadvisers to their underlying securities, and the Adviser will be limited in the same manner as a Subadviser would be in respect of these investment restrictions. If a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

          The types of securities or investment techniques that may be employed by the Fund in accordance with the Investment Company Act, which may give rise to senior securities within the meaning of the Investment Company Act include: short sales, certain options, futures, forward and swap contracts, reverse repurchase agreements, and when-issued or delayed delivery securities.

          The Fund's investment objective is fundamental and may not be changed without the vote of a majority (as defined by the Investment Company Act) of the Fund's outstanding voting securities.

Certain Portfolio Securities and Other Operating Policies

Equity Securities

          An Investment Manager's investment portfolio may include long and short positions in common stocks, preferred stocks and convertible securities. Investment Managers may focus on investments within specific sectors, countries and/or regions. Investment Managers also may invest in depositary receipts relating to foreign securities. See "—Foreign Securities" below. Equity securities fluctuate in value in response to many factors, including the activities and financial condition of individual companies, the business market in which individual companies compete and general market and economic conditions.

          The Investment Managers generally may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies. The prices of the securities of some of these smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. The Investment Managers may purchase securities in all available securities trading markets, including initial public offerings and the aftermarket.

          The Investment Managers' investments in equity securities may include securities that are listed on securities exchanges as well as unlisted securities that are traded over-the-counter. Equity securities of companies traded over-the-counter may not be traded in the volumes typically found on a national securities exchange. Consequently, an Investment Manager may be required to dispose of such securities over a longer (and potentially less favorable) period of time than is required to dispose of the securities of listed companies.

Fixed-Income Securities

          Some Investment Managers may invest in fixed-income securities. The Investment Managers typically will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive or in connection with convertible arbitrage strategies, and also may invest in these securities for defensive purposes and to maintain liquidity. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk).

           The Investment Managers may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization ("NRSRO") in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by the Investment Manager to be of comparable quality. Non-investment grade debt securities are considered by the NRSRO to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities. In addition, the market for lower grade debt securities may be thinner and less liquid than for higher grade debt securities.

Foreign Securities

           General. Some Investment Managers will invest in securities of foreign issuers and in depositary receipts, such as American Depositary Receipts and American Depositary Shares (collectively, "ADRs"), Global Depositary Receipts and Global Depositary Shares ("GDRs") and other forms of depositary receipts. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. GDRs are receipts issued outside the United States typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities. Generally, ADRs in registered form are designed for use in the United States securities markets and GDRs in bearer form are designed for use outside the United States.

          These securities may be purchased through "sponsored" or "unsponsored" facilities. A sponsored facility is established jointly by the issuer of the underlying security and a depositary. A depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Holders of unsponsored depositary receipts generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

          Foreign securities in which the Investment Managers may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets or may be purchased in private placements and not be publicly traded. Investments in foreign securities are affected by risk factors generally not thought to be present in the U.S. Some of these factors are listed in the prospectus under "Risk Factors—The Investment Funds' Foreign Investments Involve Risk of Loss."

          Some Investment Managers may hedge against foreign currency risks, including the risk of changing currency exchange rates, which could reduce the value of certain of the Investment Fund's foreign currency denominated portfolio securities irrespective of the underlying investment. The Investment Funds may enter into forward currency exchange contracts ("forward contracts") for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving an Investment Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Investment Managers for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when the Investment Manager anticipates purchasing or selling a foreign security. This technique would allow an Investment Manager to "lock in" the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of an Investment Fund's existing holdings of foreign securities. There may be, however, imperfect correlation between an Investment Fund's foreign securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes, such as when an Investment Manager anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Investment Fund's investment portfolio. See "Additional Investment Policies—Certain Portfolio Securities and Other Operating Policies—Special Investment Techniques."

          Some Investment Funds in which the Adviser intends to invest may be denominated in foreign currencies. While not required to do so, the Adviser may attempt to hedge against risks associated with investments in foreign currency. There can be no assurance that such hedging transactions, even if undertaken, will be successful. The risks and techniques used to hedge against those risks are substantially the same as those described in respect of "Foreign Securities" and "Foreign Currency Transactions."

          European Economic and Monetary Union ("EMU"). Certain European countries have entered into EMU in an effort, among other things, to reduce barriers between countries, increase competition among companies, reduce government subsidies in certain industries and reduce or eliminate currency fluctuations among these European countries. EMU established a single common European currency (the "euro") that was introduced on January 1, 1999 and has replaced the existing national currencies of all EMU participants. Certain securities (beginning with government and corporate bonds) were redenominated in the euro, and are listed, trade, and make dividend and other payments only in euros.

          Although EMU generally is expected to have a beneficial effect, it could affect the Fund negatively in certain situations. For example, withdrawal from EMU by a participating country could have a negative effect on the Fund's investments, if securities redenominated in euros are transferred back into that country's national currency. Any such withdrawal could have adverse effects on the markets of both participating and non-participating countries, including sharp appreciation or depreciation of the participants' national currencies and a significant increase in exchange rate volatility, a resurgence in economic protectionism, an undermining of confidence in the European markets, an undermining of European economic stability, the collapse or slowdown of the drive toward European economic unity, and/or reversion of the attempts to lower government debt and inflation rates that were introduced in anticipation of EMU. Also, withdrawal from EMU by an initial participant could cause disruption of the financial markets as securities redenominated in euros are transferred back into that country's national currency, particularly if the withdrawing country is a major economic power. Such developments could have an adverse impact on the Fund's investments in Europe generally or in specific countries participating in EMU. Gains or losses from euro conversion may be taxable to Fund shareholders under foreign or, in certain limited circumstances, U.S. tax laws.

Foreign Currency Transactions

          An Investment Manager may engage in foreign currency transactions for a variety of purposes, including for speculative purposes or to fix in U.S. dollars, between trade and settlement date, the value of a security the Investment Manager has agreed to buy or sell, or to hedge the U.S. dollar value of securities the Investment Manager already owns, particularly if it expects a decrease in the value of the currency in which the foreign security is denominated.

          Foreign currency transactions may involve, for example, the Investment Manager's purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies, which would involve the Investment Manager agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Investment Manager contracted to receive in the exchange. The Investment Manager's success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

Convertible Securities

          Convertible securities are bonds, debentures, notes, preferred stock or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that generally is paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally (a) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (b) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (c) provide the potential for capital appreciation if the market price of the underlying common stock increases.

          The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

Distressed Securities

          Some Investment Managers may invest in the securities of financially distressed companies ("distressed securities"). Investments in distressed securities involve substantial risks. Any one or all of the companies in which an Investment Manager may invest may be unsuccessful or not show any return for a considerable period of time. In any reorganization or liquidation proceeding relating to the portfolio company, the Investment Fund may lose its entire investment or may be required to accept cash or securities with a value less than the original investment. Where Investment Managers take control positions, serve on creditors' committees or otherwise take an active role in seeking to influence the management of the issuers of distressed securities, their Investment Funds may be subject to increased litigation risk resulting from their actions and they may obtain inside information that may restrict their ability to dispose of the distressed securities.

          Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuer. Judgments about the credit quality of the issuer and the relative value of its securities used to establish arbitrage positions may prove to be wrong. Such investments also may be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the bankruptcy courts' power to disallow, reduce, subordinate or disenfranchise particular claims. The market prices of such securities also are subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and asked prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value and the Investment Managers' estimates of intrinsic value may be based on their views of market conditions, including interest rates, that may prove to be incorrect.

          In addition, a liquidation or bankruptcy proceeding either may be unsuccessful (for example, because of the failure to obtain requisite approvals), may be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or may result in a distribution of cash or a new security the value of which will be less than the purchase price to the Investment Fund of the security in respect of which such distribution was made.

          Further, an Investment Manager's investments in junk bonds are considered to be predominantly speculative with respect to the company's capacity to pay interest and repay principal. These securities may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual company are more likely to cause price volatility and weaken the capacity of issuers of junk bonds to make principal and interest payments than is the case for higher grade securities. In addition, the market for these securities may be thinner and less liquid than for higher grade securities.

          An Investment Fund also may be subject to additional risks associated with private equity investments, including very limited liquidity because of legal or contractual limitations on resale, lack of public market, dependence on an exit strategy, such as an IPO or sale of business, which may not occur, and dependence on managerial assistance provided by other investors and their willingness to provide additional financial support.

          An Investment Fund may acquire direct interests or participations in privately held loans from banks, insurance companies, financial institutions, or other lenders, as well as claims held by trade or other creditors. These investments are subject to both interest rate risk and credit risk. These investments also are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to an Investment Fund and a reduction in the value of the investments experiencing non-payment. There can be no assurance that the liquidation of any collateral securing a loan would satisfy a borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. To the extent that a loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of a borrower. Additional bankruptcy risks include delays or limitations on realizing the benefits of the collateral or subordination or invalidation of the loans. In addition, because these investments are not registered and no public market for them exists, they typically are less liquid than publicly traded securities.

          Investments in securities or claims related to commercial or residential real estate may involve risk relating to the credit of the underlying obligor, uncertainties related to cash flows derived from the underlying properties, and susceptibility to economic conditions generally and those related to specific locations.

          Funding a plan of reorganization involves additional risks, including risks associated with equity ownership in the reorganized entity. The equity securities of distressed companies may be highly illiquid and hard to value. Equity securities hold the most junior position in a distressed company's capital structure and are not secured by any specific collateral.

          Some of these investments may be difficult for an Investment Manager to value because market quotations are not available. In these circumstances, investments may be valued by an Investment Manager based on procedures designed to ascertain their fair value; however these determinations may not reflect the actual value of the investments.

Money Market Instruments

          An Investment Manager may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Investment Manager deems appropriate under the circumstances. Pending allocation of the offering proceeds and thereafter, from time to time, the Fund also may invest in these instruments. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Reverse Repurchase Agreements

          Reverse repurchase agreements involve a sale of a security to a bank or securities dealer and the Investment Manager's simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to an Investment Fund. Reverse repurchase agreements are a form of leverage which also may increase the volatility of an Investment Fund's portfolio.

Special Investment Techniques

          Investment Managers may use a variety of special investment techniques, in addition to short selling, including purchasing or entering into options, swaps, swaptions, futures and forward agreements on various financial instruments and currency, to attempt to hedge their investment portfolios against various risks or other factors that generally affect the values of securities and for non-hedging purposes. These techniques may involve the use of derivative transactions. The techniques the Investment Managers may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that the Investment Managers may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. There can be no assurance that these techniques will be successful.

           Derivatives. Investment Managers may invest in, or enter into, derivatives contracts ("Derivatives"). These are financial instruments which derive their value, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular Derivative and the portfolio as a whole. Derivatives permit an Investment Manager to increase or decrease the level of risk, or change the character of the risk, to which its investment portfolio is exposed.

          Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential impact on the Fund's performance.

          If an Investment Manager invests in Derivatives at inopportune times or judges market conditions or market values incorrectly, such investments may lower the Fund's return or result in a loss. The Fund also could experience losses if the Investment Manager's Derivatives were poorly correlated with its other investments, or if the Investment Manager were unable to liquidate its position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

          Options and Futures. Investment Managers may invest in options and futures contracts. The Investment Managers also may invest in so-called "synthetic" options (which generally are privately negotiated options that are exclusively cash-settled) or other derivative instruments written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. Since participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange-based" markets, the Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options also may be illiquid and, in such cases, an Investment Manager may have difficulty closing out its position. Over-the-counter options purchased and sold by the Investment Manager also may include options on baskets of specific securities.

          The Investment Managers may purchase and sell call and put options in respect of specific securities, and may write and sell covered or uncovered call and put options. A covered call option, which is a call option with respect to which an Investment Manager owns the underlying security, that is sold by the Investment Manager exposes the Investment Manager during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option, which is a put option with respect to which an Investment Manager has segregated cash or liquid securities to fulfill the obligation undertaken, that is sold by the Investment Manager exposes the Investment Manager during the term of the option to a decline in price of the underlying security while depriving the Investment Manager of the opportunity to invest the segregated assets.

          An Investment Manager may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on such security. The Investment Manager will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Investment Manager would ordinarily make a similar "closing sale transaction," which involves liquidating the Investment Manager's position by selling the option previously purchased, although the Investment Manager would be entitled to exercise the option should it deem it advantageous to do so.

          The Fund is operated by a person who has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act (the "CEA") and, therefore, such person is not subject to registration or regulation as a pool operator under the CEA.

          Investment Managers may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits an Investment Manager might realize in trading could be eliminated by adverse changes in the exchange rate, or the Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission.

          Engaging in these transactions involves risk of loss to the Fund which could adversely affect the value of the Fund's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses.

          Successful use of futures by an Investment Manager also is subject to the Investment Manager's ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

          Pursuant to regulations and/or published positions of the Securities and Exchange Commission (the "SEC"), a Subadviser may be required to segregate permissible liquid assets in connection with its commodities transactions in an amount generally equal to the value of the underlying commodity. The segregation of such assets will have the effect of limiting the Subadviser's ability otherwise to invest those assets.

          Investment Managers may purchase and sell stock index futures contracts. A stock index future obligates an Investment Manager to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day.

          Investment Managers may purchase and sell interest rate futures contracts. An interest rate future obligates an Investment Manager to purchase or sell an amount of a specific debt security at a future date at a specific price.

          Investment Managers may purchase and sell currency futures. A currency future obligates an Investment Manager to purchase or sell an amount of a specific currency at a future date at a specific price.

          Call and Put Options on Securities Indexes. Investment Managers may purchase and sell call and put options on stock indexes, such as the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") and Standard & Poor's 100 Index, listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks that comprise the index. Accordingly, successful use by the Investment Manager of options on stock indexes will be subject to the Investment Manager's ability to predict correctly movements in the direction of the stock market generally or segments thereof. This requires different skills and techniques than forecasting changes in the price of individual stocks.

           Warrants. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities. Warrants do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants may be considered more speculative than certain other types of investments. In addition, the value of a warrant does not necessarily change with the value of the underlying securities or commodities, and a warrant ceases to have value if it is not exercised prior to its expiration date.

          Swap Agreements. Investment Managers may enter into interest rate, equity index, credit, currency and total return swap agreements and swaptions (which are options on swaps) on behalf of the Investment Funds. In addition, the Fund may enter into these types of derivative transactions as a means of indirectly investing in one or more Investment Funds. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index.

          Interest Rate Swaps. Forms of interest rate swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

          Equity Index Swaps. Equity index swaps involve the exchange by an Investment Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities which usually includes dividends. Investment Managers may purchase cash-settled options on equity index swaps. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

          Credit Swaps. In a credit swap (also sometimes referred to as "credit default swap" or "credit default put"), one party makes an upfront payment or a series of periodic payments and, upon the occurrence of a specified credit event with respect to a designated third party, the other party makes a payment based on a notional amount or the face value of a specified instrument, which in some (but not all) cases will only be made against delivery of such specified instrument.

          Currency Swaps. Currency swaps involve the exchange of rights to make or receive payments in specified foreign currencies. Since currency swaps are individually negotiated, the Investment Fund expects to achieve an acceptable degree of correlation between its portfolio investments and its currency swap positions. Currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for another designated currency.

          Total Return Swaps. In a total return swap, one party pays a rate of interest in exchange for the total rate of return on another investment. For example, if an Investment Fund wished to invest in a senior loan, it could instead enter into a total return swap and receive the total return of the senior loan, less the "funding cost," which would be a floating interest rate payment to the counterparty.

          Most swap agreements entered into by an Investment Manager would calculate the obligations of the parties to the agreement on a "net basis." Consequently, the Investment Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Investment Fund is contractually obligated to make. If the other party to a swap defaults, the Investment Fund's risk of loss consists of the net amount of payments that the Investment Fund contractually is entitled to receive.

          The use of swaps is a highly specialized activity which involves special investment techniques and risks, including increased volatility and the credit risk associated with the counterparty to the derivative. These investments generally will be subject to transaction costs and other fees, which will reduce the value of the Fund's investment. In addition, if the Adviser or Investment Manager is incorrect in its forecasts of market values, interest rates or exchange rates, the performance of the Fund or Investment Fund may be adversely affected.

          There can be no assurance that the Fund's indirect investment in an Investment Fund using these derivative instruments will have the same or similar results as a direct investment in the Investment Fund, and the Fund's value may decrease as a result of such indirect investment.

Lending Portfolio Securities

          Investment Managers may lend securities from their portfolios to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Investment Manager continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Investment Manager an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. Loans of portfolio securities by a Subadviser may not exceed 33-1/3% of the value of the Fund's total assets, and, in respect of such transactions, the Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Fund might experience risk of loss if the institution with which the Investment Manager has engaged in a portfolio loan transaction breaches its agreement with the Investment Manager.

When-Issued, Delayed Delivery and Forward Commitment Securities

          To reduce the risk of changes in interest rates and securities prices, Investment Managers may purchase securities on a forward commitment or when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchase are fixed when an Investment Manager enters into the commitment, but the Investment Manager does not make payment until it receives delivery from the counterparty. The Investment Manager will commit to purchase such securities only with the intention of actually acquiring the securities, but the Investment Manager may sell these securities before the settlement date if it is deemed advisable.

          Securities purchased on a forward commitment or when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued or delayed delivery basis when an Investment Manager is fully or almost fully invested may result in greater potential fluctuation in the value of the Fund's net assets. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by the Investment Manager on a forward commitment basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

Additional Risk — Sector Risk

          Some Investment Managers may invest a substantial portion of their assets in securities of companies in particular sectors including financial services, technology, or health sciences-related companies, which presents certain risks that may not exist to the same degree as in other types of investments. Securities of companies in these sectors, in general, tend to be highly volatile as compared to other types of investments. Investment Managers who focus on investing in these sectors subject their portfolios to investment risk that is greater than if their portfolios were invested in a more diversified manner among various sectors.

          Financial services companies are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial services company can make, and the interest rates and fees it can charge. These limitations may have a significant impact on the profitability of a financial services company since profitability is attributable, at least in part, to the company's ability to make financial commitments such as loans. Profitability of a financial services company is largely dependent upon the availability and cost of the company's funds, and can fluctuate significantly when interest rates change. The financial difficulties of borrowers can negatively impact the industry to the extent that borrowers may not be able to repay loans made by financial service companies.

          Industries throughout the science and technology fields include many smaller and less seasoned companies. These types of companies may present greater opportunities for capital appreciation, but also may involve greater risks. Such companies may have limited product lines, markets, or financial resources, or may depend on a limited management group. These companies also are strongly affected by worldwide scientific or technological developments, and their products and services may not be economically successful or may quickly become outdated. Certain of these companies also offer products or services that are subject to governmental regulation and, therefore, may be affected adversely by governmental policies.

          Many health sciences and biotechnology companies are subject to substantial governmental regulations that can affect their prospects. Changes in governmental policies may have a material effect on the demand for particular products and services. Regulatory approvals (often entailing lengthy application and testing procedures) also may be required before new drugs and certain medical devices and procedures can be introduced. Many of these companies have products and services that are subject to the risks of rapid obsolescence caused by progressive scientific and technological advances. The enforcement of patent, trademark and other intellectual property laws will affect the value of many of these companies. While they generally will make these investments based on a belief that actual or anticipated products or services will produce future earnings, if an anticipated event is delayed or does not occur, or if investor perceptions about a company change, the company's stock price may decline sharply and its securities may become less liquid.

Purchases of Non-Voting Securities

          In all or substantially all instances, the Fund expects to purchase a class of non-voting securities or enter into a contract, typically before the initial purchase, to relinquish the right to vote in respect of its investments in Investment Funds. For any Investment Fund where the Fund would be unable to do either of the foregoing (and the Fund does not anticipate that it would not be able to do so), it intends to limit its holdings of the relevant Investment Fund to less than 5% of the Investment Fund's voting securities.

          Where a separate non-voting security class is not otherwise available, the Fund would seek to create by contract the same result as owning a non-voting security class: namely, a security that affords the Fund, and each subsequent holder, no legal right to vote. This result would be accomplished through a written agreement between the Fund and the Investment Fund where the Fund irrevocably foregoes the right to vote, and does so in a manner that legally binds both the Fund and all subsequent holders. The agreement would grant the Investment Fund the right to enjoin any holder from voting. The agreement also will include a statement of the parties' intention that the agreement should be interpreted broadly to effect the parties' desire that the Fund's interest be identical to that of a separate non-voting class. In each instance, the Adviser will determine if the Fund will waive the Fund's voting rights. When it does so, the Adviser will consider only the interests of the Fund and not the interests of the Adviser or those of the Adviser's other clients. The waiver arrangement should benefit the Fund, as it will enable the Fund to invest in more interests of an Investment Fund that the Adviser believes is desirable, than the Fund would be able to if it were deemed to be an "affiliate" of the Investment Fund within the meaning of the Investment Company Act. The Adviser believes that the use of this waiver arrangement will not affect the ability of other clients of the Adviser to invest in the same Investment Funds. The Fund has not established specific written procedures memorializing this process.

REPURCHASES AND TRANSFERS OF INTERESTS

Involuntary Repurchases

          The Fund may repurchase an Interest or portion of an Interest of an investor or any person acquiring an Interest or portion thereof from or through an investor if:

•	such an Interest or portion thereof has been transferred or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of an investor;

•	ownership of such an Interest by an investor or other person will cause the Fund to be in violation of, or require registration of any Interest or portion thereof under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•	continued ownership of such an Interest may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any investors to an undue risk of adverse tax or other fiscal consequences;

•	any of the representations and warranties made by an investor in connection with the acquisition of an Interest or portion thereof was not true when made or has ceased to be true; or

•	it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase such an Interest or portion thereof.

          The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund any Interest that it holds in its capacity as an investor.

Transfers of Interests

          No person may become a substituted investor without the written consent of the Board, which consent may be withheld for any reason in the Board's sole and absolute discretion. Interests may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of an investor or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion and is expected to be granted, if at all, only in limited circumstances, generally in connection with a transfer that does not result in a change of beneficial ownership. By way of example, the following transfers will not be deemed to result in a change of beneficial ownership: transfers between investors having the same social security or tax identification number; transfers between spouses; transfers from individual to joint accounts; transfers from self-directed pension plans to IRA rollover accounts; and transfers from an individual to a revocable trust established by that individual. Notice to the Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee meets any requirements imposed by the Fund with respect to investor eligibility and suitability, including the requirement that any investor, or investor's equity owners in certain circumstances, (i) immediately after the time of purchase, has at least $750,000 under the discretionary investment management of UBS Americas and its affiliates or subsidiaries, (ii) at the time of purchase, has a net worth of more than $1.5 million, or (iii) at the time of purchase, meets the standard for a "qualified purchaser" in the Investment Company Act and the rules thereunder, and must be accompanied by a properly completed Investor Certification.

          Any transferee meeting the eligibility requirements that acquires an Interest or portion thereof in the Fund by operation of law as the result of the death, dissolution, bankruptcy or incompetency of an investor or otherwise, will be entitled to the allocations and distributions allocable to the Interest so acquired and to transfer such Interest in accordance with the terms of the Fund's Limited Liability Company Agreement (the "LLC Agreement"), but will not be entitled to the other rights of an investor unless and until such transferee becomes a substituted investor as provided in the LLC Agreement. If an investor transfers an Interest or portion thereof with the approval of the Board, the Fund will promptly take all necessary actions to admit such transferee or successor to the Fund as an investor. Each investor and transferee is required to pay all expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with such transfer. If such a transferee does not meet the investor eligibility requirements, the Fund reserves the right to repurchase its Interest.

          The LLC Agreement provides that each investor in the Fund has agreed to indemnify and hold harmless the Fund, the Directors, the Adviser each other investor and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such investor in violation of these provisions or any misrepresentation made by such investor in connection with any such transfer.

DIRECTORS

          The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

          The Directors are not required to contribute to the capital of the Fund or hold interests in the Fund. Two of the Directors are not "interested persons" (as defined in the Investment Company Act) of the Fund (collectively, the "Independent Directors") and perform the same functions for the Fund as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

          The identity of the Directors and brief biographical information regarding each Director is set forth below.

------------------------------ ----------------- --------------------------------- ------------ ------------------------
                                                                                    Number of
                                                                                   Portfolios
                                                                                     in Fund
                                                                                     Complex      Other Trusteeships/
                                Term of Office                                      Overseen     Directorships Held by
Name, Age, Address and          and Length of        Principal Occupation(s)           by        Director Outside Fund
Position(s) with Fund           Time Served(1)         During Past 5 Years         Director(2)          Complex
------------------------------------------------------------------------------------------------------------------------
                                                 INDEPENDENT DIRECTORS
------------------------------ ----------------- --------------------------------- ------------ ------------------------
George W. Gowen (77)
UBS Financial Services Inc.         Term--       Law partner of Dunnington,            13       None
51 West 52nd Street               Indefinite     Bartholow & Miller
New York, NY 10019               Length--since
Director                       Commencement of
                                  Operations
------------------------------ ----------------- --------------------------------- ------------ ------------------------
Stephen H. Penman (60)              Term--       Professor of Financial                13       None
UBS Financial Services Inc.       Indefinite     Accounting of Graduate School
51 West 52nd Street              Length--since    of Business, Columbia University
New York, NY 10019               July 1, 2004
Director
------------------------------------------------------------------------------------------------------------------------
                                                 INTERESTED DIRECTORS
------------------------------ ----------------- --------------------------------- ------------ ------------------------

Meyer Feldberg (64) (3)             Term--       Dean (Emeritus since March            49       Director of:
UBS Financial Services Inc.       Indefinite     2005) and Sanford C. Bernstein                 Primedia, Inc.,
51 West 52nd Street              Length--since    Professor of Leadership and                    Federated Department
New York, NY 10019             Commencement of   Ethics of the Graduate School                  Stores, Inc.,
Director                          Operations     of Business, Columbia                          Revlon, Inc. and
                                                 University; Senior Advisor for                 SAPPI, Ltd.
                                                 Morgan Stanley & Co.
                                                 Incorporated since March 2005
------------------------------------------------------------------------------------------------------------------------
                                           OFFICER(S) WHO ARE NOT DIRECTORS
------------------------------ ----------------- --------------------------------- ------------ ------------------------
Douglas A. Lindgren (45)            Term--       Managing Director of UBS              N/A                N/A
UBS Financial Services Inc.       Indefinite     Financial Services Inc. since
51 West 52nd Street             Length--since     July 2005
New York, NY 10019              July 19, 2005    Prior to July 2005, Managing
Principal Executive Officer                      Director and Head of
                                                 Alternative Investments of
                                                 United States Trust Company,
                                                 N.A.
------------------------------ ----------------- --------------------------------- ------------ ------------------------

C. Philip Tazza (48)
UBS Financial Services Inc.         Term--       Executive Director of UBS             N/A                N/A
51 West 52nd Street               Indefinite     Financial Services Inc. since
New York, NY 10019               Length--since    May 2006
Principal Accounting Officer     July 7, 2006    Prior to May 2006, Head of
                                                 Regulatory Implementation and
                                                 Chief Operating Officer of
                                                 Investment Management, Bank of
                                                 America

------------------------------ ----------------- --------------------------------- ------------ ------------------------

Frank S. Pluchino (47)              Term--       Assistant Director of                 N/A                N/A
UBS Financial Services Inc.       Indefinite     Compliance of UBS Financial
51 West 52nd Street              Length--since    Services Inc. since 2003
New York, NY 10019              July 19, 2005    Prior to 2003, Chief Compliance
Chief Compliance Officer                         Officer of LibertyView Capital
                                                 Management, Inc., an investment
                                                 adviser, and LibertyView
                                                 Alternative Asset Management,
                                                 Inc., an NASD broker-dealer
------------------------------ ----------------- --------------------------------- ------------ ------------------------

1 The Fund commenced operations on February 1, 2003.

2 Of the 49 funds/portfolios in the complex, 36 are advised by an affiliate of the UBS Financial Services Inc. and 13 comprise the UBS Financial Services Alternative Investments US (the "Alternative Investment Group") group of funds.

3 Mr. Feldberg is an "interested person" of the Fund because he is an affiliated person of a broker-dealer with which the Alternative Investment Group's funds do business.

          The Directors serve on the Board for terms of indefinite duration. A Director's position in that capacity will terminate if such Director is removed, resigns or is subject to various disabling events such as death or incapacity. A Director may resign upon 90 days' prior written notice to the other Directors, subject to waiver of notice, and may be removed either by vote of two-thirds of the Directors not subject to the removal vote or vote of the investors holding not less than two-thirds of the total number of votes eligible to be cast by all investors. In the event of any vacancy in the position of a Director, the remaining Directors may appoint an individual to serve as a Director, so long as immediately after such appointment at least two-thirds of the Directors then serving would have been elected by the investors. The Directors may call a meeting of investors to fill any vacancy in the position of a Director, and must do so within 60 days after any date on which Directors who were elected by the investors cease to constitute a majority of the Directors then serving. If no Director remains to manage the business of the Fund, the Adviser may manage and control the Fund, but must convene a meeting of investors within 60 days for the purpose of either electing new Directors or dissolving the Fund.

          The only standing committees of the Board are the Audit Committee and the Nominating Committee. The current members of each of the Audit Committee and the Nominating Committee are George W. Gowen and Stephen H. Penman, constituting all of the Independent Directors of the Fund. Mr. Penman currently is the Chairman of the Audit Committee. The function of the Audit Committee, pursuant to its adopted written charter, is (1) to oversee the Fund's accounting and financial reporting processes, the audits of the Fund's financial statements and the Fund's internal controls over, among other things, financial reporting and disclosure controls and procedures, (2) to oversee or assist in Board oversight of the integrity of the Fund's financial statements, the Fund's compliance with legal and regulatory requirements, and (3) to approve prior to appointment the engagement of the Fund's independent registered public accounting firm and review the independent registered public accounting firm's qualifications and independence and the performance of the independent registered public accounting firm. The Audit Committee met twice during the fiscal year ended December 31, 2006.

          The function of the Nominating Committee, pursuant to its adopted written charter, is to select and nominate persons for election as Directors of the Fund. The Nominating Committee reviews and considers, as the Nominating Committee deems appropriate after taking into account, among other things, the factors listed in the charter, nominations of potential Directors made by Fund management and by Fund investors who have sent to Nora M. Jordan, Esq., legal counsel for the Independent Directors, at c/o Davis Polk & Wardwell, 450 Lexington Avenue, New York, NY 10017, such nominations which include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Directors, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the Members, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating Committee. The Nominating Committee meets as is necessary or appropriate. The Nominating Committee did not meet during the fiscal year ended December 31, 2006.

          The following table sets forth the dollar range of each Director's ownership of equity securities of the Fund and other registered investment companies overseen by the Director within the Fund Complex, in each case as of December 31, 2006.

                                                        Aggregate Dollar Range of Equity
                                                          Securities of All Registered
                        Dollar Range of Equity            Investment Companies Overseen
Name of Director        Securities of the Fund            by the Director in Fund Complex
----------------        ----------------------            --------------------------------

Meyer Feldberg               None                              Over $100,000
George W. Gowen              None                                   None
Stephen H. Penman            None                                   None

          As of February 1, 2007, none of the Directors or their immediate family members owned beneficially or of record securities of the Adviser or other entity (other than a registered investment company), directly or indirectly controlling, controlled by, or under common control with the Adviser.

Compensation

                                                                         Total Compensation from
                                       Aggregate Compensation           Fund and Fund Complex Paid
                                          from the Fund                     to Board Members
                                    For the Calendar Year Ended        For the Calendar Year Ended
Name and Position with Fund             December  31, 2006                 December 31, 2006
---------------------------             ------------------                 -----------------

Meyer Feldberg                                   $10,000                          $134,750 (49)*
Director

George W. Gowen                                  $10,000                          $134,750 (13)*
Director

Stephen H. Penman                                $11,113                          $149,750 (13)*
Director

* Represents the number of separate portfolios comprising the investment companies in the Fund Complex, including the Fund, for which the Director served as of December 31, 2006. Mr. Feldberg received additional compensation directly from UBS Global Asset Management (US) Inc., an indirect affiliate of the Adviser, with respect to his service as an interested board member of funds advised by UBS Global Asset Management (US) Inc.

          The Directors will each be paid by the Fund an annual retainer of $7,500, per meeting fees of $500, and $250 in the case of telephonic meetings. In addition, the chairman of the Audit Committee will receive an additional annual fee of $15,000, split equally among the funds in the Alternative Investment Group, including the Fund. All Directors are reimbursed by the Fund for their reasonable out-of-pocket expenses. The Directors do not receive any pension or retirement benefits from the Fund.

CODE OF ETHICS

          The Fund, the Adviser and UBS Financial Services each have adopted, and any Subadviser, will adopt, a code of ethics under Rule 17j-1 of the Investment Company Act that permits its personnel, subject to the codes, to invest in securities, including securities that may be purchased or held by the Fund. These codes of ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. These codes are available on the EDGAR database on the SEC's Internet site at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

PROXY VOTING POLICIES AND PROCEDURES

          The Fund is a funds of funds that invests primarily in Investment Funds which have investors other than the Fund. The Fund may invest a majority of its assets in non-voting securities of Investment Funds.

          The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser, to vote the Fund's proxies in accordance with the Adviser's proxy voting guidelines and procedures. However, Investment Funds typically do not submit matters to investors for vote. If an Investment Fund submits a matter to the Fund for vote (and the Fund holds voting interests in the Investment Fund), the Adviser will vote on the matter in a way that it believes is in the best interest of the Fund and in accordance with the following proxy voting guidelines (the "Voting Guidelines"):

•	In voting proxies, the Adviser is guided by general fiduciary principles. The Adviser's goal is to act prudently, solely in the best interest of the Fund.

•	The Adviser attempts to consider all factors of its vote that could affect the value of the investment and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder values.

•	The Adviser, absent a particular reason to the contrary, generally will vote with management's recommendations on routine matters. Other matters will be voted on a case-by-case basis.

          The Adviser applies its Voting Guidelines in a manner designed to identify and address material conflicts that may arise between the Adviser's interests and those of its clients before voting proxies on behalf of such clients. The Adviser relies on the following to seek to identify conflicts of interest with respect to proxy voting and assess their materiality:

•	The Adviser's employees are under an obligation (i) to be aware of the potential for conflicts of interest on the part of the Adviser with respect to voting proxies on behalf of client accounts both as a result of an employee's personal relationships and due to special circumstances that may arise during the conduct of the Adviser's business, and (ii) to bring conflicts of interest of which they become aware to the attention of certain designated persons.

•	Such designated persons work with appropriate personnel of the Adviser to determine whether an identified conflict of interest is material. A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence the Adviser's decision-making in voting the proxy. All materiality determinations will be based on an assessment of the particular facts and circumstances. The Adviser shall maintain a written record of all materiality determinations.

•	If it is determined that a conflict of interest is not material, the Adviser may vote proxies notwithstanding the existence of the conflict.

•	If it is determined that a conflict of interest is material, the Adviser's legal department works with appropriate personnel of the Adviser to agree upon a method to resolve such conflict of interest before voting proxies affected by the conflict of interest. Such methods may include:

•	disclosing the conflict to the Fund's Board of Directors and obtaining the consent from Fund's Board of Directors before voting;

•	engaging another party on behalf of the client to vote the proxy on its behalf;

•	engaging a third party to recommend a vote with respect to the proxy based on application of the policies set forth herein; or

•	such other method as is deemed appropriate under the circumstances given the nature of the conflict.

•	The Adviser shall maintain a written record of the method used to resolve a material conflict of interest.

          Information regarding how the Adviser voted the Fund's proxies related to the Fund's portfolio holdings during the most recent 12-month period ended June 30 is available without charge, upon request, by calling (212) 882-5000 or toll-free at (800) 486-2608, and is available on the SEC's website at http://www.sec.gov.

INVESTMENT ADVISORY SERVICES; ADMINISTRATION SERVICES

The Adviser

          The Directors have engaged the Adviser to provide investment advice to, and manage the day-to-day business and affairs of, the Fund, in each case under the ultimate supervision of and subject to any policies established by the Board, pursuant to an investment advisory agreement entered into between the Fund and the Adviser, dated as of September 10, 2002 (the "Investment Management Agreement"). The Adviser allocates the Fund's assets and, thereafter, evaluates regularly each Investment Manager to determine whether its investment program is consistent with the Fund's investment objective and whether its investment performance is satisfactory. The Adviser may reallocate the Fund's assets among the Investment Managers, terminate existing Investment Managers and select additional Investment Managers, subject to the condition that selection of a new Subadviser requires approval of a majority (as defined in the Investment Company Act) of the Fund's outstanding voting securities, unless the Fund receives an exemption from certain provisions of the Investment Company Act. The Adviser will perform its duties subject to any policies established by the Directors. The Adviser, which was formed as a Delaware limited liability company on June 25, 1996, is an indirect, wholly-owned subsidiary of UBS Americas, Inc. ("UBS Americas"), which, in turn, is a wholly-owned subsidiary of UBS AG, a Swiss bank. The Adviser is registered as an investment adviser under the Advisers Act. UBS Financial Services Inc. ("UBS Financial Services"), a wholly-owned subsidiary of UBS Americas, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the New York Stock Exchange, Inc. and other principal securities exchanges.

          The offices of the Adviser are located at 51 West 52nd Street, New York, New York 10019, and its telephone number is (800) 486-2608. The Adviser or its designee maintains the Fund's accounts, books and other documents required to be maintained under the Investment Company Act at 51 West 52nd Street, New York, New York 10019, or at such other place as designated by the Adviser.

          The Investment Management Agreement was initially approved by the Board, including each Independent Director, on September 10, 2002, and by vote of investors holding interests in the Fund on September 10, 2002. The Investment Management Agreement has an initial term that expires two years after the Fund commences investment operations. Thereafter, the Investment Management Agreement will continue automatically for successive one-year periods, if its continuance is approved annually by the Board, including a majority of the Independent Directors. The Investment Management Agreement may be terminated at any time by vote of the Board or by a vote of a majority of the Fund's outstanding voting securities on sixty days' written notice to the Adviser or by the Adviser on sixty days' written notice to the Fund. The Investment Management Agreement will terminate automatically in the event of its assignment within the meaning of the Investment Company Act.

          The Investment Management Agreement provides that, in the absence of willful misfeasance, bad faith or gross negligence of its obligations to the Fund, the Adviser and any member, director, officer or employee of the Adviser, or any of their affiliates, will not be liable to the Fund for any error of judgment, mistake of law or any act or omission by such person in connection with the performance of services to the Fund. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund or the Adviser, or any member, director, officer or employee of the Adviser, and any of their affiliates, against any liability or expense to which such person may be liable which arises in connection with the performance of services to the Fund, provided that the liability or expense is not incurred by reason of the person's willful misfeasance, bad faith or gross negligence of its obligations to the Fund.

          During the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004, the Fund paid $10,204,384, $6,602,307 and $5,365,098, respectively, to the Adviser pursuant to the Investment Management Agreement.

The Administrator

          During the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004, the Fund paid $2,111,252, $1,365,995 and $1,110,020, respectively, to the Administrator pursuant to the Administration Agreement.

Portfolio Management

          The Fund's Portfolio Manager manages multiple accounts for the Adviser, including registered closed-end funds and private domestic and offshore pooled investment vehicles.

          Potential conflicts of interest may arise because of the Portfolio Manager's management of the Fund and other accounts. For example, conflicts of interest may arise with the allocation of investment transactions and allocation of limited investment opportunities. Allocations of investment opportunities generally could raise a potential conflict of interest to the extent that the Portfolio Manager may have an incentive to allocate investments that are expected to increase in value to preferred accounts. Conversely, the Portfolio Manager could favor one account over another in the amount or the sequence in which orders to redeem investments are placed. The Portfolio Manager may be perceived to have a conflict of interest if there are a large number of other accounts, in addition to the Fund, that he is managing on behalf of the Adviser. In addition, the Portfolio Manager could be viewed as having a conflict of interest to the extent that he has an investment in accounts other than the Fund. The Adviser periodically reviews the Portfolio Manager's overall responsibilities to ensure that he is able to allocate the necessary time and resources to effectively manage the Fund.

          Other accounts may have investment objectives, strategies and risks that differ from those of the Fund. For these or other reasons, the Portfolio Manager may purchase different investments for the Fund and the other accounts, and the performance of investments purchased for the Fund may vary from the performance of the investments purchased for other accounts. The Portfolio Manager may place transactions on behalf of other accounts that are directly or indirectly contrary to investment decisions made for the Fund, which could have the potential to adversely impact the Fund, depending on market conditions.

          A potential conflict of interest may be perceived if the Adviser receives a performance-based advisory fee as to one account but not another, because the Portfolio Manager may favor the account subject to the performance fee, whether or not the performance of that account directly determines the Portfolio Manager's compensation.

          The Adviser's goal is to provide high quality investment services to all of its clients, while meeting its fiduciary obligation to treat all clients fairly. The Adviser has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that it believes address the conflicts associated with managing multiple accounts for multiple clients. In addition, the Adviser monitors a variety of areas, including compliance with Fund guidelines. Furthermore, senior investment and business personnel at UBS Financial Services periodically review the performance of the Portfolio Manager.

          The Portfolio Manager's compensation is comprised primarily of a fixed salary and a discretionary bonus paid by UBS Financial Services or its affiliates and not by the Fund. A portion of the discretionary bonus may be paid in shares of stock or stock options of UBS AG, the ultimate parent company of the Adviser, subject to certain vesting periods. The amount of the Portfolio Manager's discretionary bonus, and the portion to be paid in shares or stock options of UBS AG, is determined by senior officers of UBS Financial Services. In general, the amount of the bonus will be based on a combination of factors, none of which is necessarily weighted more than any other factor. These factors may include: the overall performance of UBS Financial Services and the Alternative Investment Group; the overall performance of UBS AG; the profitability to UBS Financial Services derived from the management of the Fund and the other accounts managed by the Alternative Investment Group; the absolute performance of the Fund and such other accounts for the preceding year; contributions by the Portfolio Manager to assisting in managing the Alternative Investment Group; participation by the Portfolio Manager in training of personnel; and support by the Portfolio Manager generally to colleagues. The bonus is not based on a precise formula, benchmark or other metric.

          The following table lists the number and types of other accounts advised by the Fund's Portfolio Manager and approximate assets under management in those accounts as of the end of the Fund's most recent fiscal year.

Norman E. Sienko, Jr.
  Registered Investment Companies            Pooled Accounts                      Other Accounts
   Number of                           Number of                         Number of
  Accounts(1)      Assets Managed      Accounts(2)    Assets Managed      Accounts         Assets Managed
  -----------      --------------      -----------    --------------      --------         --------------

       7            $1.67 billion           3          $165 million           0                 N/A

(1) Of these accounts, 5 accounts with total assets of approximately $1.27 billion charge performance-based advisory fees.

(2) All of these accounts charge performance-based advisory fees.

          The Fund's Portfolio Manager does not beneficially own any interests in the Fund.

CONFLICTS OF INTEREST

The Adviser

          The Adviser and its affiliates manage the assets of registered investment companies, private investment funds and individual accounts (collectively, "Adviser Clients"). The Fund has no interest in these activities. In addition, the Adviser, its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment partnerships, private investment companies or other investment vehicles in which the Fund will have no interest.

          The Adviser or its affiliates may determine that an investment opportunity in a particular investment vehicle is appropriate for a particular Adviser Client or for itself or its officers, directors, partners, members or employees, but not for the Fund. Situations may arise in which the Adviser, its affiliates or Adviser Clients have made investments which would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund. The investment activities of the Adviser, its affiliates and any of their respective officers, directors, partners, members or employees may disadvantage the Fund in certain situations, if, among other reasons, the investment activities limit the Fund's ability to invest in an investment vehicle.

          Investment decisions for the Fund are made independently from those of Adviser Clients. If, however, the Fund desires to invest in the same Investment Fund as an Adviser Client, the available investment will be allocated equitably. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Adviser Clients, in all investments. In some cases, these investments may be on terms different than, and sometimes more favorable than, an investment made on behalf of the Fund. In addition, this procedure may adversely affect the amount the Fund will be able to invest in the Investment Fund.

          The officers or employees of the Adviser will be engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity among the Fund and Adviser Clients. The Adviser and its officers and employees will devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.

          UBS Financial Services acts as the principal placement agent for the Fund, without special compensation from the Fund. The Adviser and this placement agent intend to compensate the placement agent's or its affiliates' financial advisors, as well as third-party securities dealers and other industry professionals, for their ongoing servicing of clients with whom they have placed interests in the Fund and such compensation will be based upon a formula that takes into account the amount of client assets being serviced as well as the investment results attributable to the clients' assets in the Fund. Additionally, these entities, at their discretion, may charge investors placement fees based on the purchase price of Fund interests being purchased. See "Capital Accounts" and "Plan of Distribution," each in the Fund's prospectus.

          UBS Financial Services or its affiliates may provide brokerage, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the Investment Managers or their affiliates, including the Investment Funds, and may receive compensation for providing these services. These relationships could preclude the Fund from engaging in certain transactions and could constrain the Fund's investment flexibility. (All Investment Funds and other accounts managed by the Investment Managers or their affiliates, excluding the Fund, are referred to collectively as the "Investment Manager Accounts.")

          The Adviser, its affiliates or Adviser Clients may have an interest in an account or investment vehicle managed by, or enter into relationships with, an Investment Manager or its affiliates on terms different, and potentially more favorable, than an interest in the Fund. In addition, the Investment Managers may receive research products and services in connection with the brokerage services that the Adviser and its affiliates may provide from time to time to one or more Investment Manager Accounts or to the Fund.

          UBS AG or its affiliates may lend to issuers of securities that are owned by the Fund or that are owned by the Investment Funds, or to affiliates of those issuers, or may receive guarantees from the issuers of those securities. In making and administering such loans, UBS AG or its affiliates may take actions, including restructuring a loan, foreclosing on the loan, requiring additional collateral from an issuer, charging significant fees and interest to the issuer, placing the issuer in bankruptcy, or demanding payment on a loan guarantee, that may be contrary to the interests of the Fund. If that happens, the security issued by the borrower or the guarantor or the affiliate that is owned by the Fund or the Investment Funds may lose some or all of its value.

Pertaining to Subadvisers

          To the extent Subadvisers are engaged to manage the Fund's assets, the following potential conflicts of interest also may be relevant:

          Participation in Investment Opportunities. Each Subadviser expects to employ an investment program for its Investment Fund that is substantially similar to the investment program that will be employed by the Subadviser for its Investment Manager Accounts. Accordingly, as a general matter, the Subadviser will consider participation by the Fund in all appropriate investment opportunities that are under consideration for investment by the Subadviser for its Investment Manager Accounts. There may be, however, circumstances under which a Subadviser will cause its Investment Manager Accounts to commit a larger percentage of their respective assets to an investment opportunity than to which the Subadviser will commit the Fund's assets. There also may be circumstances under which a Subadviser will consider participation by its Investment Manager Accounts in investment opportunities in which the Subadviser does not intend to invest on behalf of the Fund, or vice versa.

          Each Subadviser is expected to evaluate a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for its respective Investment Fund or Investment Manager Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (i.e., size of obtainable position); (4) the transaction costs involved; (5) the investment strategy of the particular entity or account; and (6) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Investment Fund and relevant Investment Manager Accounts in the context of any particular investment opportunity, the investment activities of the Investment Fund and Investment Manager Accounts may differ considerably from time to time. In addition, the fees and expenses of the Investment Fund will differ from those of the Investment Manager Accounts and the Fund. Accordingly, prospective investors should note that the future performance of the Subadviser and the Investment Manager Accounts will vary.

          When a Subadviser determines that it would be appropriate for its respective Investment Fund and one or more of its Investment Manager Accounts to participate in an investment opportunity at the same time, the Subadviser will attempt to aggregate, place and allocate orders on a basis that it believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that each Investment Fund participate, or participate to the same extent as the Investment Manager Accounts, in all trades. However, no participating entity or account will receive preferential treatment over any other and the Subadviser will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders.

          Situations may occur, however, where the Fund could be disadvantaged because of the investment activities conducted by the Subadvisers for the Investment Manager Accounts. These situations may be based on, among other things: (1) legal restrictions on the combined size of positions that may be taken for the Investment Funds and the Investment Manager Accounts, thereby limiting the size of the Fund's position; (2) the difficulty of liquidating an investment for the Investment Funds and the Investment Manager Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments. In particular, each Subadviser may be legally restricted from entering into a "joint transaction" (as defined in the Investment Company Act) with its Investment Fund or Investment Manager Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC. See "—Other Matters."

          Each Investment Manager, whether or not it is acting as a Subadviser, and its principals, officers, employees and affiliates, may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by principals, officers, employees and affiliates of the Investment Manager that are the same, different or made at a different time than positions taken for the Fund.

          Other Matters. Except in accordance with applicable law, no Subadviser is permitted to buy securities or other property from, or sell securities or other property to, its respective Investment Fund. However, the Investment Fund may effect certain principal transactions in securities with one or more Investment Manager Accounts, except for accounts in which the Subadviser or any affiliate thereof serves as a general partner or in which it has a financial interest, other than an interest that results solely from the Subadviser's appointment as an investment adviser to the account. These transactions would be made in circumstances where the Subadviser has determined it would be appropriate for the Investment Fund to purchase and an Investment Manager Account to sell, or the Investment Fund to sell and an Investment Manager Account to purchase, the same security or instrument on the same day. Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing may give rise to additional conflicts of interest.

TAX ASPECTS

          The following is a summary of certain aspects of the income taxation of the Fund and its investors which should be considered by a prospective investor. The Fund has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any tax issues other than the characterization of the Fund as a partnership which is not a "publicly traded partnership" for Federal income tax purposes.

          This summary of certain aspects of the Federal income tax treatment of the Fund is based upon the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change (possibly with retroactive effect). Except as otherwise noted below, this summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in the Fund. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor, to all investors that acquire Interests other than for cash or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

          To ensure compliance with requirements imposed by the Service in Circular 230, you are hereby informed that (i) any tax advice contained in this SAI or the prospectus (including any opinion of counsel referred to in this SAI or the prospectus) is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding penalties under the Code, (ii) any such advice is written to support the promotion or marketing of the transactions or matters addressed herein and in the prospectus (and in any such opinion of counsel), and (iii) each investor and potential investor should seek advice based on its particular circumstances from an independent tax advisor.

          In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of the prospectus and this SAI regarding liquidity and other financial matters to ascertain whether the investment objective of the Fund is consistent with their overall investment plans. Each prospective tax-exempt investor is urged to consult its own counsel regarding the acquisition of Interests.

Tax Treatment of Fund Operations

          Classification of the Fund. The Fund has received an opinion of Stroock & Stroock & Lavan LLP, counsel to the Fund, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, the Fund will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

          Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market, or the substantial equivalent thereof. Interests in the Fund are not traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market, or the substantial equivalent thereof. The Fund is not eligible for any of those safe harbors.

          The Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market, or the substantial equivalent thereof. Rather, in this event the partnership's status is examined under a general facts and circumstances test set forth in the Regulations. Counsel to the Fund has rendered its opinion that, under this "facts and circumstances" test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704 and the text of the Regulations, interests in the Fund are not readily tradable on a secondary market, or the substantial equivalent thereof, and, therefore, the Fund is not treated as a publicly traded partnership taxable as a corporation.

          Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes, as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise, the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain repurchases of Fund Interests, would be treated as dividend income when received by the investors to the extent of the Fund's current or accumulated earnings and profits; and investors would not be entitled to report profits or losses realized by the Fund.

          Unless otherwise indicated, references in the following discussion to the tax consequences of Fund investments, activities, income, gain and loss, include the direct investments, activities, income, gain and loss of the Fund, and those indirectly attributable to the Fund as a result of it being a member of an Investment Fund.

          As an entity that is properly classified as a partnership, the Fund is not itself subject to Federal income tax. For income tax purposes, each investor will be treated as a partner of the Fund and, as such, will be taxed upon its distributive share of each item of the Fund's income, gain, loss and deductions allocated to the Fund (including from investments in other partnerships) for each taxable year of the Fund ending with or within the investor's taxable year. Each item will have the same character to an investor, and will generally have the same source (either United States or foreign), as though the investor realized the item directly. Investors must report these items regardless of the extent to which, or whether, the Fund or investors receive cash distributions for such taxable year, and thus may incur income tax liabilities unrelated to any distributions to or from the Fund.

          Allocation of Profits and Losses. Under the LLC Agreement, the Fund's net capital appreciation or net capital depreciation for each fiscal period is allocated among the investors and to their capital accounts without regard to the amount of income or loss actually recognized by the Fund for Federal income tax purposes. The LLC Agreement provides that items of income, deduction, gain, loss or credit actually recognized by the Fund for each fiscal year generally are to be allocated for income tax purposes among the investors pursuant to Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of the Fund's net capital appreciation or net capital depreciation allocated to each investor's capital account for the current and prior fiscal years.

          The Fund may invest in Investment Funds that have taxable years that differ from the Fund's taxable year. This may result in a mismatching between the Fund's capital appreciation or depreciation for a fiscal period attributable to such Investment Funds, and the amount of taxable income or loss actually recognized by the Fund for such fiscal period attributable to such Investment Funds. This mismatch may cause entering or withdrawing investors to be allocated more or less ordinary income or capital gain for income tax purposes than would be the case if such Investment Funds and the Fund had the same taxable year.

          The Adviser has the discretion to allocate specially an amount of the Fund's net capital gains or losses, including short-term capital gain or loss, for Federal income tax purposes to a withdrawing investor to the extent that the investor's capital account exceeds or is less than its Federal income tax basis in its interest in the Fund. There can be no assurance that, if the Adviser makes such a special allocation, the Service will accept such allocation. If a special allocation of gain were successfully challenged by the Service, the Fund's gains allocable to the remaining investors would be increased.

          Tax Elections; Returns; Tax Audits. The Code provides for optional adjustments to the basis of partnership property under Code Section 734 in connection with distributions of partnership property to a partner and under Code Section 743 in connection with transfers of partnership interests, including by reason of death, provided that a partnership election has been made pursuant to Section 754. Under the LLC Agreement, at the request of an investor, the Adviser, in its sole discretion, may cause the Fund to make such an election. Any such election, once made, cannot be revoked without the Service's consent. The actual effect of any such election may depend on whether any Investment Fund also makes such an election. As a result of the complexity and added expense of the tax accounting required to implement such an election, the Adviser does not presently intend to make such election.

          A downward adjustment to the basis of partnership property under Code Section 734 is required in the case of a distribution of cash or property by a partnership to a partner with respect to which there is a "substantial basis reduction". A substantial basis reduction occurs in connection with a distribution of cash or property by a partnership to a partner if the distribution would result in a downward adjustment of more than $250,000 to the basis of partnership property under Code Section 734 if an election under Code Section 754 were in effect. For example, a substantial basis reduction will occur, and, accordingly, the Fund will be required to reduce the basis of its property, if an investor recognizes a loss in an amount greater than $250,000 upon the tender of its entire Interest in the Fund for repurchase. The Code further provides generally for mandatory downward adjustments to the basis of partnership property under Code Section 743 in the case of a transfer of a partnership interest if the partnership has a "substantial built-in loss" immediately after such transfer. A substantial built-in loss exists if the partnership's adjusted basis in its property exceeds the fair market value of the property by more than $250,000. An "electing investment partnership" is not treated as having a substantial built-in loss, and thus is not required to make basis adjustments to partnership property under Code Section 743, in the case of a transfer of a partnership interest. The Fund does not anticipate that it will qualify as an electing investment partnership and can provide no assurance as to whether any given Investment Fund will qualify as an electing investment partnership. To implement the above described mandatory basis adjustments, the Fund may request an investor in appropriate circumstances to provide the Fund with information regarding its adjusted tax basis in its Interests.

          The Adviser decides how to report the Fund's tax items on the Fund's tax returns, and all investors are required under the Code to treat the items consistently on their own returns, unless they file a statement with the Service disclosing the inconsistency. In the event the income tax returns of the Fund are audited by the Service, the tax treatment of the Fund's income and deductions generally is determined at the Fund level in a single proceeding rather than by individual audits of the investors. The Adviser is designated as the Fund's "Tax Matters Partner" in the LLC Agreement. As such, it has considerable authority to make decisions affecting the tax treatment and procedural rights of all investors. In addition, the Tax Matters Partner has the authority to bind certain investors to settlement agreements and the right on behalf of all investors to extend the statute of limitations relating to the investors' tax liabilities with respect to the Fund's tax items.

Tax Consequences to a Withdrawing Investor

          An investor who tenders its entire Interest to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the 90% cash payment and the principal payment under the note) and such investor's adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest. A loss, if any, may be recognized only after the tendering investor has received payment under the note. Such capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the investor's contributions to the Fund. However, a withdrawing investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables, as determined pursuant to the Regulations. For these purposes, unrealized receivables in respect of a withdrawing investor include, among other items, any market discount bonds or short-term obligations held by the Fund to the extent of the amounts which would be treated as ordinary income if such bonds or obligations had been sold by the Fund. An investor receiving a cash nonliquidating distribution will recognize income in a similar manner only to the extent that the amount of the distribution exceeds such investor's adjusted tax basis in its Interest in the Fund.

          As discussed above, the Adviser may specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Fund Interest. Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby reducing the amount of long-term capital gain recognized during the taxable year in which it receives its liquidating distribution upon withdrawal.

Distribution of Property

          A partner's receipt of a distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an "investment partnership" within the meaning of Section 731(c)(3)(C)(i) and the recipient is an "eligible partner" within the meaning of Section 731(c)(3)(C)(iii). The Fund will determine at the appropriate time whether it qualifies as an "investment partnership." Assuming it so qualifies, if an investor is an "eligible partner," which term should include an investor whose contributions to the Fund consisted solely of cash, the recharacterization rule described above would not apply.

Tax Treatment of Fund Investments

          In General. The Fund in its own right directly or through the Investment Funds expects to act as a trader, or investor or both, and not as a dealer, with respect to its securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation. If, contrary to expectations, the Fund were to be characterized, for tax purposes, as a dealer (or should for other reasons be comparably treated), transactions which would otherwise qualify for capital gain or loss treatment (as discussed below) may result in ordinary income or loss.

          Generally, the gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. Thus, subject to the treatment of certain currency exchange gains as ordinary income and certain other transactions described below, the Fund expects that its gains and losses from its securities transactions typically will be capital gains and capital losses. See "Currency Fluctuations—‘Section 988' Gains or Losses" below and certain other transactions described below. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time a particular investment position is maintained and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to constructive sales, to so-called "straddle" and "wash sale" transactions, to "Section 1256 contracts," to certain hedge transactions and the marking to market of positions under Section 475 of the Code (See "Possible ‘Mark-to-Market' Election" below) may serve to alter the manner in which the holding period for a security is determined or may otherwise affect the characterization as long-term or short-term, and also the timing of the realization and/or character, of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses.

          Under the Code, the maximum ordinary income tax rate for individuals is 35%. However, a legislative "sunset" provision will result in the top rate being restored to 39.6% in calendar year 2011. Under the Code, however, certain dividend income recognized in taxable years beginning before January 1, 2011 will be taxable at a preferential maximum rate of 15%.

          The maximum individual income tax rate for long-term capital gains generally is 15% for gains recognized before January 1, 2011 (and 20% for gains recognized thereafter), unless the taxpayer elects to be taxed at ordinary rates. In any case, the actual rate imposed on income and gains may be higher due to the phase out of certain tax deductions, exemptions and/or credits. See "Limitation on Deductibility of Interest and Short Sale Expenses" below. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000. Capital losses of an individual taxpayer generally may not be carried back but may be carried forward indefinitely. For corporate taxpayers, the maximum income tax rate is 35%. Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses may be carried back three years, subject to certain limitations, and carried forward five years.

          The Fund may realize ordinary income from accruals of interest and dividends on securities. The Fund through the Investment Funds may hold debt obligations with "original issue discount." In such case, the Fund would be required to include amounts in taxable income on a current basis even though receipt of such amounts may occur in a subsequent year. The Fund through the Investment Funds also may acquire debt obligations with "market discount." Upon disposition of such an obligation, the Fund generally would be required to treat gain realized as interest income to the extent of the market discount which accrued during the period the debt obligation was held. The Fund may realize ordinary income or loss with respect to its investments in partnerships engaged in a trade or business. Income or loss from transactions involving derivative instruments, such as swap transactions, also may constitute ordinary income or loss, and in certain cases, such income may be recognizable prior to the receipt of cash associated with such income. In addition, periodic amounts payable by the Investment Funds in connection with equity swaps, interest rate swaps, other swaps, caps, floors and collars likely would be considered "miscellaneous itemized deductions" which, for a noncorporate investor, may be subject to restrictions on their deductibility. See "Deductibility of Fund Investment Expenditures by Noncorporate Investors and Certain Other Expenditures" below. Moreover, gain recognized from certain "conversion transactions" will be treated as ordinary income.(1)

          Currency Fluctuations—"Section 988" Gains or Losses. The amount of gain or loss on securities denominated in a foreign currency frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the dollar. Generally, gains or losses with respect to investments in common stock of foreign issuers will be taxed as capital gains or losses at the time of the disposition of such stock. However, under Section 988 of the Code, gains and losses on the acquisition and disposition of foreign currency (e.g., the purchase of foreign currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. Moreover, under Section 988, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time the taxpayer accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the taxpayer actually collects such receivables or pays such liabilities may be treated as ordinary income or ordinary loss.

____________________________
[1]	Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction. The enumerated transactions are (i) the holding of any property, whether or not actively traded, and entering into a contract to sell such property, or substantially identical property, at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (ii) certain straddles, (iii) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain or (iv) any other transaction specified in the Regulations.

          As indicated above, the Fund through the Investment Funds may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. See "Additional Investment Policies—Certain Portfolio Securities and Other Operating Policies—Foreign Securities." Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section 1256 Contracts" (see "Section 1256 Contracts" below), will not be subject to ordinary income or loss treatment under Section 988. However, if the Fund acquires currency futures contracts or option contracts that are not Section 1256 Contracts, or any currency forward contracts, any gain or loss realized by the Fund with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of the Fund and is not a part of a straddle transaction and (ii) the Fund makes an election (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

          Section 1256 Contracts. In the case of "Section 1256 Contracts," the Code generally applies a "mark to market" system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. Under these rules, Section 1256 Contracts, which include certain regulated futures contracts, foreign currency forward contracts and certain options contracts, held at the end of each taxable year are treated for Federal income tax purposes as if they were sold by the holder for their fair market value on the last business day of such taxable year. The net gain or loss, if any, resulting from such deemed sales, known as "marking to market," together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by the holder in computing its taxable income for such year. If a Section 1256 Contract held at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the "mark to market" rules.

          Capital gains and losses from such Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. Such gains and losses will be taxed under the general rules described above. Gains and losses from certain foreign currency transactions will be treated as ordinary income and losses. See "Currency Fluctuations—‘Section 988' Gains or Losses." If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on "Section 1256 Contracts" may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on "Section 1256 Contracts."

          Mixed Straddle Election. The Code allows a taxpayer to elect to offset gains and losses from positions which are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts.

          Pursuant to Temporary Regulations, the Fund may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules generally require a daily "marking to market" of all open positions in the account and a daily netting of gains and losses from positions in the account. Daily accounts of net gains and net losses attributable to non-Section 1256 Contracts generally are characterized as short-term capital gain or loss, while daily accounts of net gains and net losses attributable to Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. At the end of a taxable year, annual net gains or net losses from the mixed straddle account(s) are recognized for tax purposes. At such time, the daily accounts of net gains and net losses related to a particular mixed straddle account are netted, and then are further netted with the annual net gains and net losses from other mixed straddle accounts. Notwithstanding the character rules set forth above, no more than 50% of the total annual net gains attributable to the mixed straddle accounts for a taxable year may be treated as long-term capital gain, and no more than 40% of the total annual net losses attributable to the mixed straddle accounts for a taxable year may be treated as short-term capital loss. The mixed straddle account election is generally effective only for the taxable year for which the election is made. Accordingly, the Fund may elect to make the mixed straddle election for certain taxable years and not for other taxable years. The application of the Temporary Regulations' mixed straddle account rules is not entirely clear. Therefore, there is no assurance that any given mixed straddle account election by the Fund will be accepted by the Service.

          Possible "Mark-to-Market" Election. To the extent that an Investment Fund is directly engaged in a trade or business as a trader in "securities," it may elect under Section 475 of the Code to "mark-to-market" the securities held in connection with such trade or business. Under such election, securities held by that Investment Fund, as the case may be, at the end of each taxable year will be treated as if they were sold for their fair market value on the last day of such taxable year, and gains or losses recognized thereon will be treated as ordinary income or loss. Moreover, even if an Investment Fund determines that its securities activities will constitute trading rather than investing, there can be no assurance that the Service will agree, in which case the Investment Fund may not be able to mark-to-market its positions.

          Short Sales. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the taxpayer's hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date of the short sale, special rules would generally treat the gains on short sales as short-term capital gains. Moreover, a loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by the taxpayer for more than one year. These rules may also terminate the running of the holding period of "substantially identical property" held by the taxpayer.

          Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if the Fund holds a short sale position with respect to stock, certain debt obligations or partnership interests that has appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, the Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if the Fund holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

          Constructive Ownership Transactions. The Fund may indirectly gain exposure to Investment Funds and other "pass-thru" investment vehicles through the use of certain derivatives (including long positions in a notional principal contract, forward or futures contracts, the simultaneous holding of a call option and granting of a put option with substantially equal strike prices and maturity dates, and other similar derivatives that may be prescribed under future Treasury Regulations). If the Fund enters into a derivative transaction of this kind, any long-term capital gain from the derivative will be recharacterized as ordinary income to the extent the gain exceeds the long-term capital gain the Fund would have realized had it held the relevant Investment Fund or pass-thru investment vehicle directly. Further, the portion of the gain which is recharacterized as ordinary income will be treated as having accrued over the term of the relevant derivative such that an investor in the Fund, for a taxable year that such a derivative transaction is outstanding, may incur an interest charge with respect to any underpayment of tax that would have resulted had the ordinary income been included on the investor's tax return for such year.

          Effect of Straddle Rules on Investors' Securities Positions. The Service may treat certain positions in securities held, directly or indirectly, by an investor and its indirect interest in similar securities held by the Fund as "straddles" for Federal income tax purposes. In addition, investments by the Fund in particular combinations of Investment Funds may also be treated as a "straddle." The application of the "straddle" rules in such a case could affect an investor's and/or the Fund's holding period for the securities involved and may defer the recognition of losses with respect to such securities.(2)

          Lending Portfolio Securities. If the Fund lends securities from its portfolio to brokers, dealers and other financial institutions, the Fund will not recognize gain or loss, either when the securities are transferred to the borrower or when they are returned to the Fund, provided that, under the terms of the lending agreement (i) the borrower is required to return securities identical to the securities loaned and make payments to the Fund of amounts equivalent to all interest, dividends, and other distributions ("substitute payments") which the Fund, as owner of the securities, is entitled to receive during the term of the lending transaction, and (ii) the Fund's risk of loss or opportunity for gain with respect to the loaned securities is not reduced. Proposed Treasury regulations would require that the lending agreement be in writing and that the agreement be terminable by the Fund upon notice of not more than five business days.

______________________________
[2]	The Fund will not generally be in a position to furnish to investors information regarding the securities positions of its Investment Funds which would permit an investor to determine whether its transactions in securities, which are also held by such Investment Funds, should be treated as offsetting positions for purposes of the straddle rules.

The substitute payments received by the Fund are sourced (either U.S. source or foreign source) by reference to the source of the payments (dividend or interest) they replace. Subject to special rules relating to substitute dividends on the stock of certain domestically-controlled regulated investment companies and real estate investment trusts, substitute interest or dividend payments generally have the same character as interest or dividend income, respectively, for purposes of determining the tax liability of and withholding of taxes with respect to a foreign person and the application of income tax treaties. Proposed Treasury regulations indicate that for other purposes the substitute payments shall be treated as a fee for the temporary use of property, and not as interest or dividend income. Accordingly, for other purposes, including the dividends received deduction, the application of preferential rates applicable to certain dividends, and the foreign tax credit provisions, the substitute payments may not be treated as interest and dividends. Nevertheless, any substitute payments made to the Fund enjoy the same general exemption from unrelated business taxable income as the interest and dividends they replace so long as the lending agreement contains certain provisions, including reasonable procedures to implement the borrower's obligation to furnish the Fund with collateral that at all times has a value at least equal to the value of the loaned securities.

          Limitation on Deductibility of Interest and Short Sale Expenses. For noncorporate taxpayers, Section 163(d) of the Code limits the deduction for "investment interest" (i.e., interest or short sale expenses for "indebtedness properly allocable to property held for investment"). Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer's "net investment income," consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses). For this purpose, any long-term capital gain and any dividend income eligible for taxation at preferential rates are excluded from net investment income unless the taxpayer elects to pay tax on such amounts at ordinary non-preferential income tax rates.

          For purposes of this provision, the Fund's activities (other than certain activities that are treated as "passive activities" under Section 469 of the Code) will be treated as giving rise to investment income for an investor, and the investment interest limitation would apply to a noncorporate investor's share of the interest and short sale expenses attributable to the Fund's operation. In such case, a noncorporate investor would be denied a deduction for all or part of that portion of its distributive share of the Fund's ordinary losses attributable to interest and short sale expenses unless it had sufficient investment income from all sources including the Fund. An investor that could not deduct losses currently as a result of the application of Section 163(d) would be entitled to carry forward such losses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a noncorporate investor on money borrowed to finance its investment in the Fund. Potential investors are advised to consult with their own tax advisers with respect to the application of the investment interest limitation in their particular tax situations.

          Limitations also may apply with respect to interest deductions on indebtedness of the Fund and/or the Investor that is incurred or continued to purchase or carry a "market discount" obligation.

          Deductibility of Fund Investment Expenditures by Noncorporate Investors and Certain Other Expenditures. Investment expenses (e.g. investment advisory fees) of an individual, trust or estate are deductible only to the extent that such expenses exceed 2% of adjusted gross income.(3) In addition, the Code further restricts the ability of an individual with an adjusted gross income in excess of a specified amount, for 2007, $156,400 or $78,200 for a married person filing a separate return, to deduct such investment expenses. Under such provision, investment expenses in excess of 2% of adjusted gross income may only be deducted to the extent such excess expenses, along with certain other itemized deductions, exceed the lesser of (i) 3% of the excess of the individual's adjusted gross income over the specified amount or (ii) 80% of the amount of certain itemized deductions otherwise allowable for the taxable year.(4) Moreover, such investment expenses are miscellaneous itemized deductions which are not deductible by a noncorporate taxpayer in calculating its alternative minimum tax liability.

          Pursuant to Temporary Regulations issued by the Treasury Department, these limitations on deductibility should not apply to a noncorporate investor's share of the expenses of the Fund to the extent that such expenses are allocable to an Investment Fund that is considered to be in a trade or business within the meaning of the Code. These limitations will apply, however, to a noncorporate investor's share of the investment expenses of the Fund to the extent that such expenses are allocable to an Investment Fund that is not considered to be in a trade or business within the meaning of the Code. Although the Fund intends to treat the trade or business related expenses and any incentive-based allocations as not being subject to the foregoing limitations on deductibility, there can be no assurance that the Service will not treat such items as investment expenses which are subject to the limitations.

          The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, noncorporate investors should consult their tax advisers with respect to the application of these limitations.

______________________________
[3]	However, Section 67(e) of the Code provides that, in the case of a trust or an estate, such limitation does not apply to deductions or costs which are paid or incurred in connection with the administration of the estate or trust and would not have been incurred if the property were not held in such trust or estate. There is a disagreement among various federal Courts of Appeal on the question of whether the investment advisory fees incurred by a trust are exempt (under Section 67(e)) from the 2% of adjusted gross income floor on deductibility. Investors that are trusts or estates should consult their tax advisers as to the applicability of these cases to the investment expenses that are allocated to them.

[4]	Under the Code, the limitation on itemized deductions just described is reduced starting in calendar year 2006 and will be completely eliminated in 2010. However, a legislative "sunset" provision will result in this limitation on itemized deductions being fully restored in 2011.

          No deduction is allowed for sales loads paid by an investor to acquire an Interest in the Fund; instead any such fees will be included in the investor's adjusted tax basis for its Interest in the Fund.

          Section 470 of the Code may defer certain deductions of the Fund to the extent any direct or indirect investors of the Fund are tax-exempt persons, non-U.S. persons, and/or any domestic government organizations or instrumentalities thereof. If applicable, this Code section could have an adverse effect on taxable investors in the Fund. There is some uncertainty regarding the scope of Code Section 470 and its applicability to the Fund, which may be addressed in future guidance or legislation. Investors should consult their tax advisers regarding the consequences of Code Section 470 with respect to an investment in the Fund.

          Application of Rules for Income and Losses from Passive Activities. The Code restricts the deductibility of losses from a "passive activity" against certain income which is not derived from a passive activity. This restriction applies to individuals, personal service corporations and certain closely held corporations. Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from the Fund's securities investment and trading activity generally will not constitute income or loss from a passive activity. Therefore, passive losses from other sources generally could not be deducted against an investor's share of income and gain from the Fund. Income or loss attributable to investments in partnerships engaged in a trade or business may constitute passive activity income or loss.

          "Phantom Income" from Certain Foreign Equity Investments. As discussed in more detail below, pursuant to various "anti-deferral" provisions of the Code (the "Subpart F" and "passive foreign investment company" ("PFIC") provisions), investments, if any, by the Fund through the Investment Funds in certain foreign corporations may cause an investor to (i) recognize taxable income prior to the Fund's receipt of distributable proceeds, (ii) pay an interest charge on receipts that are deemed as having been deferred or (iii) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as capital gain.

          Controlled Foreign Corporations. Certain United States persons who hold stock in a foreign corporation that is a "controlled foreign corporation" (a "CFC") for an uninterrupted period of 30 days or more during a taxable year must include in their income their pro rata share of certain of the CFC's "Subpart F income" for the year, regardless of whether any portion of such income is distributed by the CFC to such shareholders. Subpart F income generally includes income or gain derived from portfolio-type investments, as well as rents and royalties (other than those derived from the active conduct of a trade or business, as defined in Treasury regulations). Subpart F income also includes certain income attributable to the sale of personal property or the provision of services between the CFC and a related corporation.

          A CFC is any non-United States corporation in which "United States shareholders" own, directly or indirectly, more than 50% of either (a) the total combined voting power of all classes of voting stock or (b) the total value of the stock. For this purpose, a "United States shareholder" is a United States citizen, resident, partnership or domestic corporation that owns, directly or indirectly, 10% or more of the total combined voting power of all classes of the corporation's voting stock. As a result, the Fund will be a "United States shareholder" of any foreign corporation of which it acquires stock (or warrants, options or convertible debt to acquire stock) with 10% or more of the voting power, and such corporation will be a CFC if United States shareholders (including the Fund) own directly or by virtue of certain constructive ownership rules, more than 50% of the voting power or the value of the stock of such corporation. In such event, all Fund investors who are United States persons (including those with a less than 10% indirect interest in a CFC) will be taxed on their pro rata shares of such CFC's subpart F income.

          In addition, gain from the sale of the stock of such CFC to the extent attributable to the Fund's pro rata shares of such CFC's earnings and profits while a CFC and while the Fund owned its stock would be recharacterized as a dividend to the Fund, subject to tax at ordinary income rates with respect to Fund investors who are United States persons.

          In any event, Subpart F income cannot exceed a corporation's earnings and profits, so a corporation with an aggregate deficit in earnings will not have Subpart F income. In addition, Subpart F income does not include income subject to income tax at a rate more than 90% of the United States federal corporate income tax rate. Furthermore, Subpart F income and gain from sale of stock to the extent of earnings and profits during the United States person's holding period and while a CFC, are treated as deemed dividends and, therefore, may enable corporate investors holding an indirect interest of 10% or more of a CFC's voting power, subject to certain limitations, to receive foreign tax credit for foreign taxes paid by a CFC in respect of such Subpart F income or earnings. The Fund is not precluded from investing in a foreign Portfolio Company that may constitute a CFC and generate Subpart F income.

          Passive Foreign Investment Companies. A foreign corporation is classified as a passive foreign investment company (a "PFIC") for United States federal income tax purposes if either (i) 75% or more of its gross income is passive income for the taxable year, or (ii) on average for the taxable year 50% or more (by value or, in certain cases, by adjusted basis) of its assets produce or are held for the production of passive income. Generally, if a foreign corporation is a PFIC as well as a CFC (as defined above), it will not be treated as a PFIC with respect to a United States person for the portion of that person's holding period during which that person is a "United States shareholder" (as defined above) and the corporation is a CFC.

          If a foreign corporation is a PFIC at any time during a United States person's holding period for stock in the PFIC, certain distributions with respect to, and gain upon the disposition of, the PFIC stock generally will be taxed at the time of the distribution or disposition as if the income or gain were ratably allocated over the United States person's holding period for the PFIC stock. The amount allocated to the year of the distribution or disposition or to years prior to the corporation becoming a PFIC are treated as ordinary income, and the amounts allocated to earlier years for which the corporation was a PFIC are taxed at the highest rate applicable to individuals or corporations, as the case may be, for the taxable year to which the income is allocated. Further, the tax on an amount allocated to such an earlier year is subject to an interest charge which accrues from the due date of the return for that earlier year.

          The above rules relating to distributions and dispositions generally will not apply if (i) the United States person elects to treat the PFIC as a qualified electing fund (a "QEF election") for all taxable years that such person held the stock and the corporation was a PFIC, or (ii) the stock in the PFIC is "marketable stock" for which a mark-to-market election is made. If a QEF election is made, a United States person generally will pay tax currently on its pro-rata share of the PFIC's ordinary earnings and net capital gains (at ordinary income and capital gains rates, respectively), even if no dividends are actually paid. If the mark-to-market election is made, United States persons generally account for changes in the value of the PFIC stock on an annual basis as ordinary income or loss.

          It should be noted that dividends paid by a PFIC are not eligible for taxation at preferential rates that apply to certain dividends from domestic corporations and certain other foreign corporations.

          Because the determination of whether a foreign corporation is a PFIC is made annually on the basis of facts and circumstances that may be beyond the Fund's control or information, there can be no assurance that the Fund will not invest in a foreign corporation that is a PFIC. Further, in the event the Fund does invest in a corporation that is or becomes a PFIC, there can be no assurance that the Fund will have sufficient information to, or will, make a QEF election with respect to the PFIC or that a mark-to-market election can or will be made with respect to the PFIC stock.

          Foreign Taxes. It is possible that certain interest, dividends, and other amounts received from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, some foreign countries may impose capital gains taxes on certain securities transactions involving foreign issuers. Tax treaties between certain countries and the United States may reduce or eliminate such taxes.

          The Fund will inform investors of their proportionate share of the foreign taxes paid or incurred by the Fund, or an Investment Fund, that investors will be required to include in their income. The investors generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits), or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their Federal income taxes. An investor that is tax exempt will not ordinarily benefit from such credit or deduction. In the event that the Fund receives a distribution from or in respect of which tax has been withheld, the Fund shall be deemed to have received cash in an amount equal to the amount of such withheld tax, for purposes of computing net profits or net losses.

Unrelated Business Taxable Income

          Generally, an exempt organization (such as an employee benefit plan, individual retirement account ("IRA") or 401(k) or Keogh Plan) is exempt from Federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner.(5)

______________________________
[5]	With certain exceptions, tax-exempt organizations which are private foundations are subject to a 2% Federal excise tax on their "net investment income." The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.

          This general exemption from tax does not apply to the unrelated business taxable income ("UBTI") of an exempt organization. Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived, either directly or through partnerships, from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization's exempt purpose or function. UBTI also includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization, directly or through a partnership, from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization, directly or through a partnership, from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the 12-month period ending with the date of such disposition. With respect to its investments in partnerships engaged in a trade or business, the Fund's income, or loss, from these investments may constitute UBTI.

          The Fund through the Investment Funds may incur "acquisition indebtedness" with respect to certain transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the Service which generally holds that income and gain with respect to short sales of publicly traded stock does not constitute income from debt-financed property for purposes of computing UBTI, the Fund will treat its short sales of securities as not involving "acquisition indebtedness" and therefore not generating UBTI.(6) To the extent the Fund recognizes income (i.e., dividends and interest) from securities with respect to which there is "acquisition indebtedness" during a taxable year, the percentage of such income which will be treated as UBTI generally will be based on the percentage which the "average acquisition indebtedness" incurred with respect to such securities is of the "average amount of the adjusted basis" of such securities during the taxable year.

          To the extent the Fund recognizes capital gain from securities with respect to which there is "acquisition indebtedness" at any time during the 12-month period ending with the date of their disposition, the percentage of such gain which will be treated as UBTI will be based on the percentage which the highest amount of such "acquisition indebtedness" is of the "average amount of the adjusted basis" of such securities during the taxable year. In determining the unrelated debt-financed income of the Fund, an allocable portion of deductions directly connected with the Fund's debt-financed property is taken into account. Thus, for instance, a percentage of capital losses from debt-financed securities, based on the debt/basis percentage calculation described above, would offset gains treated as UBTI.

          Since the calculation of the Fund's "unrelated debt-financed income" is complex and will depend in large part on the amount of leverage, if any, used by the Investment Funds from time to time,(7) it is impossible to predict what percentage of the Fund's income and gains will be treated as UBTI for an investor that is an exempt organization. An exempt organization's share of the income or gains of the Fund which is treated as UBTI may not be offset by losses of the exempt organization either from the Fund or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

______________________________
[6]	Moreover, income realized from option writing and futures contract transactions generally would not constitute UBTI.

[7]	The calculation of a particular exempt organization's UBTI would also be affected if it incurs indebtedness to finance its investment in the Fund. An exempt organization is required to make estimated tax payments with respect to its UBTI.

          To the extent that the Fund generates UBTI, the applicable Federal tax rate for a particular investor generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to substantiate, to the satisfaction of the Service, the method used to calculate its UBTI. The Fund will be required to report to an investor which is an exempt organization information as to the portion, if any, of its income and gains from the Fund for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Fund is highly complex, and there is no assurance that the Fund's calculation of UBTI will be accepted by the Service.

          In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of the Fund's income and gains which is not treated as UBTI will continue to be exempt from tax, as will the organization's income and gains from other investments which are not treated as UBTI. Therefore, the possibility of realizing UBTI from its investment in the Fund generally should not affect the tax-exempt status of such an exempt organization.(8) However, for taxable years beginning before January 1, 2007, a charitable remainder trust will not be exempt from Federal income tax under Section 664(c) of the Code for any such year in which it has UBTI. For taxable years beginning on or after January 1, 2007, a charitable remainder trust which has or is allocated any UBTI (determined as if the general provisions relating to UBTI were applicable to such trusts) will not lose its exemption from Federal income taxation, but will be subject to an excise tax equal to the amount of such UBTI. (Charitable remainder trusts may not purchase Interests.) A title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI.

          An exempt organization (including an IRA) may be required to make payments, including estimated payments, and file an income tax return for any taxable year in which it has UBTI. To file the return, it may be necessary for the exempt organization to obtain an Employer Identification Number. A prospective investor should consult its tax adviser with respect to the tax consequences of receiving UBTI from the Fund. See also "ERISA Considerations."

______________________________
[8]	Certain exempt organizations which realize UBTI in a taxable year will not constitute "qualified organizations" for purposes of Section 514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI. A prospective tax-exempt investor should consult its tax adviser in this regard.

Certain Issues Pertaining to Specific Exempt Organizations

          Private Foundations. Private foundations and their managers are subject to excise taxes if they invest "any amount in such a manner as to jeopardize the carrying out of any of the foundation's exempt purposes." This rule requires a foundation manager, in making an investment, to exercise "ordinary business care and prudence" under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors which a foundation manager may take into account in assessing an investment include the expected rate of return, both income and capital appreciation, the risks of rising and falling price levels, and the needs for diversification within the foundation's portfolio.

          In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its "distributable amount," which includes, among other things, the private foundation's "minimum investment return," defined as 5% of the excess of the fair market value of its nonfunctionally related assets (defined to include assets not used or held for use in carrying out the foundation's exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation's investment in the Fund would most probably be classified as a nonfunctionally related asset. A determination that an interest in the Fund is a nonfunctionally related asset could conceivably cause cash flow problems for a prospective investor which is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to the value of its Interest in the Fund. Of course, this factor would create less of a problem to the extent that the value of the investment in the Fund is not significant in relation to the value of other liquid assets held by a foundation.

          In some instances, an investment in the Fund by a private foundation may be prohibited by the "excess business holdings" provisions of the Code. For example, if a private foundation, either directly or together with a "disqualified person," acquires more than 20% of the capital interest or profits interest of the Fund, the private foundation may be considered to have "excess business holdings." If this occurs, such foundation may be required to divest itself of its interest in the Fund in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from the Fund is "passive" within the applicable provisions of the Code and Regulations. Although there can be no assurance, the Adviser believes that the Fund will meet this 95% gross income test.

          A substantial percentage of investments of certain "private operating foundations" may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

           Qualified Retirement Plans. Employee benefit plans subject to the provisions of ERISA, IRAs and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA. See "Tax Aspects—Unrelated Business Taxable Income" and "ERISA Considerations."

          Endowment Funds. Investment managers of endowment funds should consider whether the acquisition of an Interest in the Fund is legally permissible. This is not a matter of Federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment funds or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

Excise Tax on Certain Reportable Transactions

          Under Code Section 4965, a tax-exempt entity (including a state or local government or its political subdivision) may be subject to an excise tax equal to the greater of (i) 100% of the net income or (ii) 75% of the proceeds, attributable to certain reportable transactions, including "listed transactions," if any, in which it participates. The scope of this provision and the manner in which it may apply to a tax-exempt Investor in the Fund, is not entirely clear. Tax-exempt Investors should discuss with their own advisers the applicability of these rules to their investment in the Fund. (See "Disclosure Provisions" below).

Legislative Proposals

          It is anticipated that proposals will be initiated by the Bush Administration and Congress that would affect the tax consequences described herein. It is not possible to predict at this time the extent to which any of these proposals will be enacted by Congress and, if enacted, what their final form and effective dates will be. In addition, other proposals could be enacted that would change the tax consequences described herein of an investment in the Fund. Prospective investors should consult their own tax advisers regarding the status of these proposed changes and the effect, if any, on their investment in the Fund.

Disclosure Provisions

          Provisions of the Code and the Regulations (the "Disclosure Provisions") intended to address so-called tax shelters and other potentially tax-motivated transactions require participants in a "reportable transaction" to disclose certain information about the transaction on IRS Form 8886 and retain information relating to the transaction. "Material advisors" with respect to a reportable transaction are also required to disclose certain information about the transaction to the Service and are required to maintain lists identifying the transaction investors and furnish to the Service upon demand such investor information as well as detailed information regarding the transactions. A transaction may be a "reportable transaction" based upon any of several indicia, including, among potentially others, the existence of confidentiality agreements, certain indemnity arrangements, the recognition of large investment or other losses, or tax credits pertaining to assets having a brief holding period, one or more of which may be present with respect to or in connection with an investment in or by the Fund. In addition, the Disclosure Provisions could be interpreted to cover and require reporting of transactions that are generally not considered tax shelters, including certain foreign currency transactions. Significant penalties may apply upon a failure to comply with these disclosure and/or list maintenance requirements, and with respect to understatements of tax resulting from participation in certain reportable transactions. Investors are urged to consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in the Fund and should be aware that the Fund and the Adviser intend to comply with the disclosure and list maintenance requirements under the Disclosure Provisions if they determine that they apply to the Fund. Disclosure of a transaction to the Service does not indicate that the transaction or any claimed tax benefits pertaining to the transaction have been reviewed, examined or approved by the Service.

State and Local Taxation

          In addition to the Federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Fund. State and local tax laws differ in the treatment of limited liability companies such as the Fund. A few jurisdictions may impose entity level taxes on a limited liability company if it is found to have sufficient contact with that jurisdiction. Such taxes are frequently based on the income and capital of the entity that is allocated to the jurisdiction. Although there can be no assurance, except as noted below, the Fund intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction.

          State and local laws often differ from Federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. An investor's distributive share of the taxable income or loss of the Fund generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which it is a resident.

          Further, if an Investment Fund conducts business or other activities in a jurisdiction, then an investor that is not a resident of that jurisdiction may nevertheless be subject to tax in that jurisdiction on its share of the Fund's income attributable to those activities of the Investment Fund and may be required to file income tax or other returns in that jurisdiction. Prospective investors should consult their tax advisers with respect to the availability of a credit for such tax in the jurisdiction in which that investor is a resident.

          One or more states may impose reporting requirements on the Fund and/or its investors in a manner similar to that described above in "Disclosure Provisions." Investors should consult with their own advisors as to the applicability of such requirements in jurisdictions which may require or impose a filing requirement.

          The Fund should not be subject to the New York City unincorporated business tax, which is not imposed on an entity taxed as a partnership which purchases and sells securities for its "own account." (This exemption may not be applicable to the extent a partnership in which the Fund invests conducts business in New York City). By reason of a similar "own account" exemption, it is also expected that a nonresident individual investor should not be subject to New York State personal income tax with respect to his share of income or gain realized directly by the Fund.

          Individual investors who are residents of New York State and New York City should be aware that the New York State and New York City personal income tax laws limit the deductibility of itemized deductions and expenses for individual taxpayers at certain income levels. These limitations may apply to an investor's share of some or all of the Fund's expenses. Prospective investors are urged to consult their tax advisers with respect to the impact of these provisions and the Federal limitations on the deductibility of certain itemized deductions and investment expenses on their New York State and New York City tax liability.

          For purposes of the New York State corporate franchise tax and the New York City general corporation tax, a corporation generally is treated as doing business in New York State and New York City, respectively, and is subject to such corporate taxes as a result of the ownership of a partnership interest in a partnership which does business in New York State and New York City, respectively.(9) Each of the New York State and New York City corporate taxes are imposed, in part, on the corporation's taxable income or capital allocable to the relevant jurisdiction by application of the appropriate allocation percentages. Moreover, a non-New York corporation which does business in New York State may be subject to a New York State license fee. A corporation which is subject to New York State corporate franchise tax solely as a result of being a non-managing member in a New York partnership may, under certain circumstances, elect to compute its New York State corporate franchise tax by taking into account only its distributive share of such partnership's income and loss. There is currently no similar provision in effect for purposes of the New York City general corporation tax.

          Regulations under both the New York State corporate franchise tax and the New York City general corporation tax, however, provide an exception to this general rule in the case of a "portfolio investment partnership," which is defined, generally, as a partnership which meets the gross income requirements of Section 851(b)(2) of the Code. New York State (but not New York City) has adopted regulations that also include income and gains from commodity transactions described in Section 864(b)(2)(B)(iii) as qualifying gross income for this purpose. The Fund's qualification as such a portfolio investment partnership with respect to its investments through Investment Funds must be determined on an annual basis and, with respect to a taxable year, the Fund and one or more Investment Funds may not qualify as portfolio investment partnerships.

          A trust or other unincorporated organization which by reason of its purposes or activities is exempt from Federal income tax is also exempt from New York State and New York City personal income tax. A nonstock corporation which is exempt from Federal income tax is generally presumed to be exempt from New York State corporate franchise tax and New York City general corporation tax. New York State imposes a tax with respect to such exempt entities on UBTI, including unrelated debt-financed income, at a rate of 9%. There is no New York City tax on the UBTI of an otherwise exempt entity.

          New York State law requires certain pass-through entities to pay estimated taxes on behalf of their investors who are nonresident individuals or C corporations if the pass-through entities have New York source income. Although the statutory provision is new and subject to interpretation, it appears that the obligation to withhold imposed under the provision should not apply to a pass-through entity, such as the Fund, that purchases and sells securities for its own account. No assurance can be given that the provision will not be interpreted in a manner that would require the Fund to pay estimated taxes on behalf of its investors who are nonresident individuals or C corporations.

__________________
9  New York State, but not New York City, generally exempts from corporate franchise tax a non-New York corporation which (i) does not actually or constructively own a 1% or greater limited partnership interest in a partnership doing business in New York and (ii) has a tax basis in such limited partnership interest not greater than $1 million.

          Each prospective corporate investor should consult its tax adviser with regard to the New York State and New York City tax consequences of an investment in the Fund.

ERISA CONSIDERATIONS

          Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an "ERISA Plan" and "ERISA," respectively), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in the Fund.

          ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax Aspects—Unrelated Business Taxable Income" and "—Certain Issues Pertaining to Specific Exempt Organizations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

          Because the Fund is registered as an investment company under the Investment Company Act, the underlying assets of the Fund should not be considered to be "plan assets" of the Benefit Plans investing in the Fund for purposes of ERISA's (or the Code's) fiduciary responsibility and prohibited transaction rules. Thus, the Adviser will not be a fiduciary within the meaning of ERISA or the Code by reason of its authority with respect to the Fund.

          The Fund requires a Benefit Plan which proposes to invest in the Fund to represent that it, and any fiduciaries responsible for such Benefit Plan's investments, are aware of and understand the Fund's investment objective, policies and strategies, that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

          Certain prospective Benefit Plan investors may currently maintain relationships with the Adviser, UBS Financial Services or other entities which are affiliated with the Adviser or UBS Financial Services. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA or Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA and Benefit Plan investors should consult with counsel to determine if participation in the Fund is a transaction which is prohibited by ERISA or the Code. Fiduciaries of ERISA or Benefit Plan investors are required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

          The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan investors should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of interests.

BROKERAGE

          Each Investment Manager is directly responsible for the execution of its portfolio investment transactions and the allocation of brokerage. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups. An Investment Manager may not pay the lowest available commissions or mark-ups or mark-downs on securities transactions.

          To the extent Subadvisers are engaged to manage the Fund's assets, the following paragraphs will be relevant:

          In executing transactions on behalf of its Investment Fund, each Subadviser will seek to obtain the best execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, and in the case of transactions effected by the Subadviser with unaffiliated brokers, the firm's risk in positioning a block of securities. Although each Subadviser generally will seek reasonably competitive commission rates, a Subadviser will not necessarily pay the lowest commission available on each transaction. The Subadvisers will have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.

          Following the principle of seeking best execution, a Subadviser may place brokerage business on behalf of the Fund with brokers that provide the Subadviser and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Subadviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Subadviser or its affiliates in providing services to clients other than the Investment Fund. In addition, not all of the supplemental information is used by the Subadviser in connection with the Investment Fund. Conversely, the information provided to the Subadviser by brokers and dealers through which other clients of the Subadviser and its affiliates effect securities transactions may be useful to the Subadviser in providing services to the Investment Fund.

          Each Subadviser may execute portfolio brokerage transactions through its affiliates and affiliates of the Adviser, in each case subject to compliance with the Investment Company Act.

          The Fund did not pay brokerage commissions during the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND LEGAL COUNSEL

          Ernst & Young LLP serves as the independent registered public accounting firm of the Fund. Its principal business address is Metro New York Financial Services Office, 5 Times Square, New York, New York 10036.

          Stroock & Stroock & Lavan LLP, New York, New York, acts as legal counsel to the Fund.

          Each of such counsel from time to time may serve as counsel to one or more Investment Managers.

CUSTODIAN

          PFPC Trust Company (the "Custodian") serves as the primary custodian of the assets of the Fund and the Investment Funds managed by the Subadvisers, and may maintain custody of such assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Directors. Assets of the Fund and Investment Funds are not held by the Adviser or Subadvisers, respectively, or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian's principal business address is 8800 Tinicum Boulevard, Suite 200, Philadelphia, Pennsylvania 19153.

SUMMARY OF LLC AGREEMENT

          The following is a summary description of additional items and of select provisions of the LLC Agreement which are not described elsewhere in the Fund's prospectus and this SAI. The description of such items and provisions is not definitive and reference should be made to the complete text of the LLC Agreement contained in Appendix A in the Fund's prospectus.

Interests in the LLC

          Persons who purchase interests in the offering being made hereby will be members of the Fund. The Adviser and its affiliates may contribute capital to and maintain an investment in the Fund, and to that extent will be members of the Fund.

Duty of Care of the Board, the Administrator and the Adviser

          The LLC Agreement provides that none of the Directors, the Administrator or the Adviser (including certain of its affiliates, among others) shall be liable to the Fund or any of the investors for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The LLC Agreement also contains provisions for the indemnification, to the extent permitted by law, of the Directors, the Administrator and the Adviser (including certain of its affiliates, among others) by the Fund, but not by the investors individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of the Fund. None of these persons will be personally liable to any investor for the repayment of any balance in such investor's capital account or for contributions by such investor to the capital of the Fund or by reason of any change in the Federal or state income tax laws applicable to the Fund or its investors. The rights of indemnification and exculpation provided under the LLC Agreement do not provide for indemnification of a Director, the Administrator or the Adviser for any liability, including liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

Amendment of the LLC Agreement

          The LLC Agreement may be amended with the approval of (i) the Board, including a majority of the Independent Directors, if required by the Investment Company Act, (ii) the Administrator in its administrative capacity or (iii) a majority, as defined in the Investment Company Act, of the outstanding voting securities of the Fund. Certain amendments involving capital accounts, allocations thereto and the modification of events causing dissolution of the Fund may not be made without the consent of any investors adversely affected thereby or unless each investor has received notice of such amendment and any investor objecting to such amendment has been allowed a reasonable opportunity to tender its entire interest for repurchase by the Fund.

Power of Attorney

          By purchasing an interest in the Fund, each investor will appoint the Administrator and each of the Directors his or her attorney-in-fact for purposes of filing required certificates and documents relating to the formation and continuance of the Fund as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Fund or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Fund.

          The power-of-attorney granted in the LLC Agreement is a special power-of-attorney coupled with an interest in favor of the Administrator and each of the Directors and as such is irrevocable and continues in effect until all of such investor's interest in the Fund has been withdrawn pursuant to a periodic tender or transferred to one or more transferees that have been approved by the Board for admission to the Fund as substitute investors.

Term, Dissolution and Liquidation

           The Fund will be dissolved:

•	upon the affirmative vote to dissolve the Fund by both (1) the Board and (2) investors holding at least two-thirds of the total number of votes eligible to be cast by all investors;

•	upon the expiration of any two-year period which commences on the date on which any investor has submitted to the Fund a written request in accordance with the LLC Agreement, to tender its entire interest for repurchase by the Fund if such investor's interest has not been repurchased during such period;

•	at the election of the Adviser;

•	upon termination of the Investment Management Agreement;

•	upon the determination of investors not to continue the business of the Fund at a meeting called by the Adviser when no Director remains or if the required number of Directors is not elected within 60 days after the date on which the last Director ceased to act in that capacity; or

•	as required by operation of law.

          Upon the occurrence of any event of dissolution, the Board, acting directly, or a liquidator under appointment by the Board, is charged with winding up the affairs of the Fund and liquidating its assets. Net profits or net loss during the fiscal period including the period of liquidation will be allocated as described in the section of the prospectus titled "Capital Accounts—Allocation of Net Profits and Net Losses."

          Upon the dissolution of the Fund, its assets are to be distributed (1) first to satisfy the debts, liabilities and obligations of the Fund, other than debts to investors, including actual or anticipated liquidation expenses, (2) next to satisfy debts owing to the investors, and (3) finally to the investors proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a pro rata basis if the Board or liquidator determines that such a distribution would be in the interests of the investors in facilitating an orderly liquidation.

Reports to Investors

          The Fund will furnish to investors as soon as practicable after the end of each taxable year such information as is necessary for such investors to complete Federal and state income tax or information returns, along with any other tax information required by law. The Fund will send to investors a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the Investment Company Act. Quarterly reports from the Adviser regarding the Fund's operations during such period also will be sent to investors.

Fiscal Year

          The Fund's fiscal year ends on December 31st.

FINANCIAL STATEMENTS

          The following comprise the financial statements of the Fund:

•	Report of Independent Registered Public Accounting Firm

•	Statement of Assets, Liabilities and Members' Capital

•	Statement of Operations

•	Statement of Changes in Members' Capital

•	Statement of Cash Flows

•	Notes to Financial Statements

•	Schedule of Portfolio Investments

UBS M2 FUND, L.L.C.
Financial Statements
with Report of Independent Registered Public Accounting Firm

Year Ended
December 31, 2006

UBS M2 FUND, L.L.C.
Financial Statements

Year Ended
December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm	1

Statement of Assets, Liabilities and Members' Capital	2

Statement of Operations	3

Statement of Changes in Members' Capital	4

Statement of Cash Flows	5

Notes to Financial Statements	6

Schedule of Portfolio Investments	13

To the Members and Board of Directors of
     UBS M2 Fund, L.L.C.

We have audited the accompanying statement of assets, liabilities and members' capital of UBS M2 Fund, L.L.C. (the "Fund"), including the schedule of portfolio investments, as of December 31, 2006, and the related statement of operations and cash flows for the year then ended and the statements of changes in members' capital for each of the two years in the period then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others or by the other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBS M2 Fund, L.L.C. at December 31, 2006, the results of its operations and its cash flows for the year then ended and the changes in its members' capital for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, NY
February 26, 2007

                                                                                                        UBS M2 Fund, L.L.C.

                                                                      Statement of Assets, Liabilities and Members' Capital

----------------------------------------------------------------------------------------------------------------------------

                                                                                                          December 31, 2006

----------------------------------------------------------------------------------------------------------------------------

ASSETS

Investments in Investment Funds, at value (cost $608,000,000)                                       $          790,273,769
Cash and cash equivalents                                                                                       19,032,303
Advanced subscription in Investment Funds                                                                        8,000,000
Receivable from Investment Funds                                                                                43,921,078
Interest receivable                                                                                                 25,048
Other assets                                                                                                         2,467
-------------------------------------------------------------------------------------------------- -------------------------

Total Assets                                                                                                   861,254,665
-------------------------------------------------------------------------------------------------- -------------------------

LIABILITIES

Payables:
  Withdrawals payable                                                                                           39,770,300
  Investment management fee                                                                                      1,019,112
  Professional fees                                                                                                219,134
  Administrator fee                                                                                                210,851
  Administration fee                                                                                               152,499
  Loan interest                                                                                                     11,259
  Other                                                                                                             69,324
-------------------------------------------------------------------------------------------------- -------------------------

Total Liabilities                                                                                               41,452,479
-------------------------------------------------------------------------------------------------- -------------------------

Net Assets                                                                                          $          819,802,186
-------------------------------------------------------------------------------------------------- -------------------------

MEMBERS' CAPITAL

Represented by:
Net capital contributions                                                                           $          637,528,417
Accumulated net unrealized appreciation on investments                                                         182,273,769
-------------------------------------------------------------------------------------------------- -------------------------

Members' Capital                                                                                    $          819,802,186
-------------------------------------------------------------------------------------------------- -------------------------

                                                                                                        UBS M2 Fund, L.L.C.
                                                                                                    Statement of Operations
                                                                                               Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

INVESTMENT INCOME

Interest                                                                                           $               587,655
-------------------------------------------------------------------------------------------------- -------------------------

Total Investment Income                                                                                            587,655
-------------------------------------------------------------------------------------------------- -------------------------

EXPENSES

Investment management fee                                                                                       10,204,384
Administrator fee                                                                                                2,111,252
Administration fee                                                                                                 749,674
Professional fees                                                                                                  372,519
Loan interest                                                                                                       92,314
Miscellaneous                                                                                                      477,932
-------------------------------------------------------------------------------------------------- -------------------------

Total Expenses                                                                                                  14,008,075
-------------------------------------------------------------------------------------------------- -------------------------

Net Investment Loss                                                                                            (13,420,420)
-------------------------------------------------------------------------------------------------- -------------------------

REALIZED AND UNREALIZED GAIN FROM INVESTMENTS

Net realized gain from investments                                                                              10,221,973
Change in net unrealized appreciation/depreciation from investments                                             74,678,706
-------------------------------------------------------------------------------------------------- -------------------------

Net Realized and Unrealized Gain from Investments                                                               84,900,679
-------------------------------------------------------------------------------------------------- -------------------------

NET INCREASE IN MEMBERS' CAPITAL
      DERIVED FROM OPERATIONS                                                                       $           71,480,259
-------------------------------------------------------------------------------------------------- -------------------------

                                                                                                        UBS M2 Fund, L.L.C.
                                                                                  Statements of Changes in Members' Capital
                                                                                                  Years Ended 2006 and 2005
----------------------------------------------------------------------------------------------------------------------------

                                                                      UBS Fund
                                                                   Advisor, L.L.C.        Members              Total
----------------------------------------------------------------------------------------------------------------------------

MEMBERS' CAPITAL AT JANUARY 1, 2005                                 $        14,287  $     408,054,312   $     408,068,599

INCREASE (DECREASE) FROM OPERATIONS
Pro rata allocation:
  Net investment loss                                                          (284)        (8,958,443)         (8,958,727)
  Net realized gain (loss) from investments
           and foreign currency transactions                                    430         13,152,316          13,152,746
Change in net unrealized
           appreciation/depreciation from investments                         1,777         55,227,236          55,229,013
----------------------------------------------------------------- ------------------ ------------------- -------------------
Net Increase in Members' Capital                                              1,923         59,421,109          59,423,032
           Derived from Operations
----------------------------------------------------------------- ------------------ ------------------- -------------------

MEMBERS' CAPITAL TRANSACTIONS
  Proceeds from Members' subscriptions                                         -           107,295,685         107,295,685
  Members' withdrawals                                                         -           (65,558,462)        (65,558,462)
  Offering costs                                                                 (3)          (100,770)           (100,773)
----------------------------------------------------------------- ------------------ ------------------- -------------------
Net Increase (Decrease) in Members' Capital Derived                              (3)        41,636,453          41,636,450
           from Capital Transactions
----------------------------------------------------------------- ------------------ ------------------- -------------------

MEMBERS' CAPITAL AT DECEMBER 31, 2005                               $        16,207    $   509,111,874     $   509,128,081
----------------------------------------------------------------- ------------------ ------------------- -------------------

INCREASE (DECREASE) FROM OPERATIONS
Pro rata allocation:
  Net investment loss                                                          (180)       (13,420,240)        (13,420,420)
  Net realized gain from investments                                            217         10,221,756          10,221,973
  Change in net unrealized
           appreciation/depreciation from investments                         1,878         74,676,828          74,678,706
----------------------------------------------------------------- ------------------ ------------------- -------------------
Net Increase in Members' Capital                                              1,915         71,478,344          71,480,259
           Derived from Operations
----------------------------------------------------------------- ------------------ ------------------- -------------------

MEMBERS' CAPITAL TRANSACTIONS
  Proceeds from Members' subscriptions                                         -           301,120,590         301,120,590
  Members' withdrawals                                                         -           (61,919,340)        (61,919,340)
  Offering costs                                                               -                (7,404)             (7,404)
----------------------------------------------------------------- ------------------ ------------------- -------------------
New Increase in Members' Capital Derived                                       -           239,193,846         239,193,846
           from Capital Transactions
----------------------------------------------------------------- ------------------ ------------------- -------------------

MEMBERS' CAPITAL AT DECEMBER 31, 2006                               $        18,122  $     819,784,064   $     819,802,186
----------------------------------------------------------------- ------------------ ------------------- -------------------

The accompanying notes are an integral part of these financial statements.

                                                                                                        UBS M2 Fund, L.L.C.
                                                                                                    Statement of Cash Flows
----------------------------------------------------------------------------------------------------------------------------

                                                                                               Year Ended December 31, 2006

----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net increase in Members' capital derived from operations                                            $           71,480,259
Adjustments to reconcile net increase in Members' capital derived from operations to net cash used in operating activities:
Purchases of investments                                                                                      (266,000,000)
Proceeds from disposition of investments                                                                        56,221,973
Net realized gain from investments                                                                             (10,221,973)
Change in net unrealized appreciation/depreciation from investments                                            (74,678,706)
Changes in assets and liabilities:
(Increase) decrease in assets:
     Advanced subscription in Investment Funds                                                                  15,500,000
     Receivable from investments                                                                               (25,569,755)
     Interest receivable                                                                                            (3,687)
     Other assets                                                                                                   (1,288)
Increase (decrease) in payables:
     Credit facility payable                                                                                    (3,000,000)
     Investment management fee                                                                                     393,786
     Administrator fee                                                                                              81,474
     Administration fee                                                                                             60,340
     Professional fees                                                                                             108,055
     Loan interest                                                                                                  11,259
     Other                                                                                                          21,840
-------------------------------------------------------------------------------------------------- -------------------------
Net cash used in operating activities                                                                         (235,596,423)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Members' subscriptions                                                                           301,120,590
Members' withdrawals                                                                                           (49,452,487)
Offering costs                                                                                                      (7,404)
-------------------------------------------------------------------------------------------------- -------------------------
Net cash provided by financing activities                                                                      251,660,699

Net increase in cash and cash equivalents                                                                       16,064,276
Cash and cash equivalents--beginning of year                                                                     2,968,027
-------------------------------------------------------------------------------------------------- -------------------------
Cash and cash equivalents--end of year                                                              $           19,032,303
-------------------------------------------------------------------------------------------------- -------------------------

Supplemental cash flows disclosure:
   Interest paid                                                                                    $               82,332
-------------------------------------------------------------------------------------------------- -------------------------

The accompanying notes are an integral part of these financial statements.

UBS M2 Fund, L.L.C.
Notes to Financial Statements

December 31, 2006

1.	Organization

UBS M2 Fund, L.L.C. (the "Fund") was organized as a limited liability company under the laws of Delaware on September 4, 2002. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. The Fund's investment objective is to seek capital appreciation over the long term. The Fund is a multi-manager fund that seeks to achieve its objective by deploying its assets among a select group of portfolio managers who primarily employ long/short equity strategies, including those involving foreign issuers. Generally, such portfolio managers conduct their investment programs through unregistered investment funds (collectively, the "Investment Funds"), in which the Fund invests as a limited partner, member or shareholder along with other investors. The Fund commenced operations on February 1, 2003.

The Fund's Board of Directors (the "Directors") has overall responsibility to manage and control the business affairs of the Fund, including the exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business. The Directors have engaged UBS Fund Advisor, L.L.C. ("UBSFA", the "Adviser" and, when providing services under the Administration Agreement, the "Administrator"), a Delaware limited liability company, to provide investment advice regarding the selection of Investment Funds and to be responsible for the day-to-day management of the Fund.

The Adviser is a direct wholly owned subsidiary of UBS Americas, Inc., which is a wholly owned subsidiary of UBS AG, and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

Initial and additional applications for interests by eligible investors may be accepted at such times as the Adviser may determine and are generally accepted monthly. The Fund reserves the right to reject any application for interests in the Fund.

The Fund from time to time may offer to repurchase interests pursuant to written tenders to Members. These repurchases will be made at such times and on such terms as may be determined by the Directors, in their complete and exclusive discretion. Members can only transfer or assign their membership interests, or portion thereof, (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a Member, or (ii) with the written approval of the Directors, which may be withheld in their sole and absolute discretion.

2.	Significant Accounting Policies

a. Portfolio Valuation

Net asset value of the Fund is determined by or at the direction of the Adviser as of the close of business at the end of any fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Directors. The Fund's investments in Investment Funds are subject to the terms and conditions of the respective operating agreements and offering memoranda, as appropriate. The Fund's investments in Investment Funds are carried at fair value as determined by the Fund's pro rata interest in the net assets of each Investment Fund. All valuations utilize financial information supplied by each Investment Fund and are net of management and performance incentive fees or allocations payable to the Investment Funds' managers or pursuant to the Investment Funds' agreements. The Fund's valuation procedures require the Adviser to consider all relevant information available at the time the Fund values its portfolio. The Adviser and/or the Directors will consider such information and consider whether it is appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported or whether to adjust such value. The underlying investments of each Investment Fund are accounted for at fair value as described in each Investment Fund's financial statements (See Schedule of Portfolio Investments).

Distributions received or withdrawals from Investment Funds, whether in the form of cash or securities, are first applied as a reduction of the investment's cost.

b. Income Recognition

Interest income is recorded on the accrual basis. Realized gains and losses from Investment Fund transactions are calculated on the identified cost basis.

c. Fund Costs

The Fund bears all expenses incurred in its business, including, but not limited to, the following: all costs and expenses related to portfolio transactions and positions for the Fund's account; legal fees; accounting and auditing fees; custodial fees; costs of computing the Fund's net asset value; costs of insurance; registration expenses; certain organization costs; due diligence, including travel and related expenses; expenses of meetings of Directors and Members; all costs with respect to communications to Members; and other types of expenses approved by the Directors. Offering costs are charged to capital as incurred.

d. Income Taxes

No provision for the payment of Federal, state or local income taxes has been provided, since the Fund is not subject to income tax. Each Member is individually required to report on its own tax return its distributive share of the Fund's taxable income or loss.

e. Cash and Cash Equivalents

Cash and cash equivalents consist of monies invested in a PNC Bank, NA account that pays money market rates and are accounted for at cost plus accrued interest, which is included in interest receivable on the Statement of Assets, Liabilities and Members' Capital.

f. Repurchase Agreements

From time to time the Fund may enter into repurchase agreements. In connection with such transactions it is the Fund's policy that its Custodian take possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest, at all times. If the seller defaults, and the fair value of the collateral declines, realization of the collateral by the Fund may be delayed or limited. As of December 31, 2006 there were no outstanding repurchase agreements.

g. Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Manager to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Manager believes that the estimates utilized in preparing the Fund's financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.	Related Party Transactions

The Adviser provides investment advisory services to the Fund pursuant to an Investment Manager Agreement. Pursuant to that agreement, the Fund pays the Adviser a monthly fee (the "Investment Management Fee") at the annual rate of 1.45% of the Fund's net assets, excluding assets attributable to the Adviser and the Administrator. The Administrator provides certain administrative services to the Fund, including, among other things, providing office space and other support services. In consideration for such services, the Fund pays the Administrator a monthly fee (the "Administrator Fee") at an annual rate of 0.30% of the Fund's net assets, excluding assets attributable to the Administrator's and the Adviser's capital account. The Administrator Fee and the Investment Management Fee will be paid to the Administrator out of the Fund's assets and debited against the Members' capital accounts, excluding net assets attributable to the Administrator's and the Adviser's capital account. A portion of the Investment Management Fee and the Administrator Fee is paid by UBSFA to its affiliates.

UBS Financial Services Inc. ("UBS FSI"), a wholly-owned subsidiary of UBS Americas, Inc., acts as a placement agent for the Fund, without special compensation from the Fund, and will bear its own costs associated with its activities as placement agent. Placement fees, if any, charged on contributions are debited against the contribution amounts to arrive at a net subscription amount. The placement fee does not constitute assets of the Fund.

The net increase (or decrease) in Members' capital derived from operations (net income or loss) is allocated to the capital accounts of all Members on a pro-rata basis, other than the Investment Management Fee and the Administrator Fee which are similarly allocated to all Members other than the Adviser or Administrator as described above.

In order to achieve a more equitable distribution of the impact of certain initial organization and offering costs, the Fund has either credited to or debited against the Members' capital accounts the sum of such initial costs based on each individual Member's percentage of capital in the Fund. The reallocation of these costs will occur for the first twelve months after the initial closing date of the Fund.

Each Director of the Fund receives an annual retainer of $7,500 plus a fee for each meeting attended. All Directors are reimbursed by the Fund for all reasonable out of pocket expenses. Total amounts expensed by the Fund related to Directors for the year ended December 31, 2006 were $26,731, which is included in miscellaneous expense.

Other investment partnerships sponsored by UBS Americas or its affiliates may also maintain investment interests in the Investment Funds owned by the Fund.

4.	Administration and Custodian Fees

PFPC Trust Company (an affiliate of PNC Bank, NA) serves as the custodian (the "Custodian") of the Fund's assets and provides custodial services for the Fund.

PFPC Inc. (also an affiliate of PNC Bank, NA) serves as Accounting and Investor Servicing Agent to the Fund and in that capacity provides certain administrative, accounting, record keeping, tax and Member related services. PFPC Inc. receives a monthly fee primarily based upon (i) the average net assets of the Fund subject to a minimum monthly fee, and (ii) the aggregate net assets of the Fund and certain other investment funds sponsored or advised by UBS Americas, Inc. or its affiliates. Additionally, the Fund reimburses certain out of pocket expenses incurred by PFPC Inc.

5.	Credit Facility

Effective July 1, 2006 the Fund, along with other UBS sponsored funds, entered into a $200,000,000 committed, unsecured revolving line of credit with Harris Trust and Savings Bank. Under the most restrictive arrangement, the Fund may borrow an amount that combined with the other borrowings of the Fund would not exceed 20% of its net assets. The Fund's borrowing capacity is also limited to the portion of the unused line of credit at any point in time. The Fund is only liable under the line of credit to the extent of its own borrowing there under. The interest rate on the borrowing is based on the Federal Funds rate plus 150 basis points per annum. The expiration date of such credit agreements is July 31, 2007. The committed facility also requires a fee to be paid by the Fund, on a pro rata basis, based on the amount of the aggregate commitment which has not been utilized of 25 basis points per annum. For the twelve months ended December 31, 2006, the Fund's average interest rate paid on borrowings was 7.20% per annum and the average borrowings outstanding were $7,312,500. The Fund had no borrowings outstanding at year ended December 31, 2006. Interest expense for the year was $92,314, of which $11,259 was payable at year end.

6.	Securities Transactions

Aggregate purchases and sales of Investment Funds for the year ended December 31, 2006 amounted to $266,000,000 and $56,221,973, respectively.

The cost of investments for Federal income tax purposes is adjusted for items of taxable income allocated to the Fund from the Investment Funds. The allocated taxable income is reported to the Fund by the Investment Funds on Schedule K-1. The Fund has not yet received all such Schedule K-1‘s for the year ended December 31, 2006.

7.	Investments

As of December 31, 2006, the Fund had investments in Investment Funds, none of which were related parties. The Fund's investments are summarized below based on the investment objectives of the specific Investment Funds at December 31, 2006.

Investment Objective	Cost	Fair Value

Long/Short Equity	$608,000,000	$790,273,769

The agreements related to investments in Investment Funds provide for compensation to the general partners/managers in the form of management fees of between 2% and 2.5% (per annum) of net assets and performance incentive fees or allocations ranging from 16.5% to 25% of net profits earned. One or more underlying fund investments have entered into a side pocket arrangement. Detailed information about the Investment Funds' portfolios is not available.

8.	Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Investment Funds in which the Fund invests trade various financial instruments and enter into various investment activities with off-balance sheet risk. These include, but are not limited to, short selling activities, writing option contracts, contracts for differences, and equity swaps. The Fund's risk of loss in these Investment Funds is limited to the value of these investments as reported by the Fund.

9.	Indemnification

In the ordinary course of business, the Fund may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Fund. Based on its history and experience, management feels that the likelihood of such an event is remote.

10.	New Accounting Pronouncements

a. Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48)

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact on the financial statements has not yet been determined.

b. Statement of Financial Accounting Standards No. 157 (FAS 157)

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 157 and its impact on the financial statements has not yet been determined.

11.	Financial Highlights

The following represents the ratios to average net assets and other supplemental information for the periods indicated:

                                                                                                                   Period from
                                                                                                                 February 1, 2003
                                                                                                                 (commencement of
                                                                                                                   operations)
                                                                                                                     through
                                                                    Years Ended December 31,                        Year Ended
                                                          2006               2005                2004           December 31, 2003
                                                          ----               ----                ----           -----------------
   Ratio of net investment loss to average net
   assets***                                              (1.93)%             (1.96)%            (1.98)%              (1.95)% *

   Ratio of total expenses to average net assets
   a***                                                    2.02%               2.02%              2.01%                2.04% *

   Portfolio Turnover Rate                                 8.28%              36.38%             10.99%                4.39%

   Total Return**                                         10.88%              13.21%              5.76%                7.46%

   Average Debt Ratio***                                   0.18%               0.64%              0.00%                0.00%

   Net asset value at end of year/period              $819,802,186       $509,128,081        $408,068,599          $277,487,455
a	Ratio of total expenses to average net assets does not include the impact of expenses for incentive allocations or incentive fees related to the underlying Investment Funds.
*	Annualized.
**	Total return assumes a purchase of an interest in the Fund at the beginning of the period and a sale of the Fund interest on the last day of the period noted and does not reflect the deduction of placement fees, if any, incurred when subscribing to the Fund. Total returns for a period of less than a full year are not annualized. An individual member's ratios and return may vary from the above based on the timing of capital transactions.

***	The average net assets used in the above ratio are calculated using pre-tender net assets.

UBS M2 Fund, L.L.C.
Schedule of Portfolio Investments

December 31, 2006

                                                                                        Realized/
                                                                                        Unrealized
                                                                            % of       Gain/ (Loss)
                                                                            Members'       from
Investment Fund:                                Cost          Fair Value    Capital    Investments      Liquidity    Lock Up*
---------------------------------------- ----------------- --------------- ---------- ---------------- ------------ ----------

Abrams Bison Partners, L.P.                $ 31,500,000     $41,286,706       5.04%   $    7,369,797    Annually
Arience Capital Partners, L.P.               34,500,000      45,913,374       5.60         5,928,272    Quarterly
Artha Emerging Markets Fund, L.P.            30,000,000      33,882,390       4.13         3,882,390    Quarterly
Cantillon Europe Fund I, L.P.                 9,000,000      14,393,773       1.76         1,182,438    Quarterly
Cevian Capital II, L.P.                      15,000,000      18,147,381       2.21         3,147,381    Annually        X
Chap-Cap Activist Partners, L.P.              9,000,000       9,253,359       1.13           253,359    Quarterly       X
Chap-Cap Partners II, L.P.                   21,000,000      21,085,474       2.57            85,474    Quarterly       X
Corsair Capital Partners, L.P.               24,000,000      32,684,832       3.99         3,530,490    Annually
Cycladic Catalyst Fund, L.P.                 12,500,000      14,914,386       1.82         1,209,532    Quarterly       X
Cycladic Catalyst Fund, LTD                  14,500,000      16,111,824       1.97         1,321,273    Quarterly       X
DE Shaw Oculus Fund, L.L.C.                  18,000,000      23,386,058       2.85         3,629,168    Quarterly
Delta Fund Europe, L.P.                      41,500,000      61,049,285       7.45         7,659,519    Quarterly       X
Delta Institutional Fund, L.P.               36,500,000      54,802,465       6.68            66,701    Quarterly       X
East Side Capital, L.P.                      34,000,000      43,037,879       5.25         3,833,467    Annually
Eastern Advisor Fund, L.P.                   17,500,000      22,883,558       2.79         2,623,042     Monthly
Eminence Long Alpha, LP                      54,000,000      60,476,877       7.38         4,901,140   Semi-Annual      X
Eminence Partners L.P.                        5,500,000       6,031,561       0.74           531,561   Semi-Annual      X
Lazard European Explorer, L.P.               11,500,000      15,558,426       1.90         2,248,642    Quarterly
Meditor Cobra Fund, LTD                      13,000,000      15,078,178       1.84         2,589,382     Monthly
Meditor European Fund, LTD                   19,000,000      19,286,185       2.35           286,185     Monthly
Pershing Square, L.P.                        26,000,000      40,026,092       4.88         6,707,061    Annually        X
Steel Partners Japan L.P.                    20,000,000      21,663,158       2.64         1,663,158    Quarterly
Subprime Credit Strategies Fund II, L.P.      7,000,000       7,619,969       0.93           619,969    Quarterly
SuNOVA Partners, L.P.                        27,000,000      36,983,935       4.51         3,318,312    Quarterly
The Children's Investment Fund, L.P.         31,000,000      48,390,588       5.90        11,559,888    Annually        X
Tiger Asia Fund, L.P.                        21,000,000      36,084,232       4.40        13,609,462    Annually        X
Whitney New Japan Investors, LTD Class A
  Series 100                                  5,000,000       4,361,953       0.53          (638,047)   Quarterly
Whitney New Japan Investors, LTD Class
  A1 Series 7                                19,500,000      25,879,871       3.16        (7,841,551)   Quarterly
Redeemed Investment Funds                             -               -          -          (376,786)
                                           -------------   -------------    -------  ---------------
Total                                      $ 608,000,000   $ 790,273,769    96.40%  $   84,900,679
                                           =============   =============    =======  ===============
*	The Investment Funds provides for periodic redemptions. As of December 31, 2006, the Fund was subject to lock up provisions of up to three years from the initial investment.

The preceding notes are an integral part of these financial statements.

UBS M2 Fund, L.L.C.
Rider for 2006 N-CSR

          The Directors (including the Independent Directors) last evaluated the Investment Management Agreement at a meeting on November 28, 2006. The Directors met in an executive session during which they were advised by and had the opportunity to discuss with independent legal counsel the approval of the Investment Management Agreement. The Directors reviewed materials furnished by the Adviser, including information regarding the Adviser, its affiliates and its personnel, operations and financial condition. Tables indicating comparative fee information, and comparative performance information, as well as a summary financial analysis for the Fund, were also included in the meeting materials and were reviewed and discussed. The Directors discussed with representatives of the Adviser the Fund's operations and the Adviser's ability to provide advisory and other services to the Fund.

          The Directors reviewed, among other things, the nature of the advisory services to be provided to the Fund by the Adviser, including its investment process, and the experience of the investment advisory and other personnel proposing to provide services to the Fund. The Directors discussed the ability of the Adviser to manage the Fund's investments in accordance with the Fund's stated investment objectives and policies, as well as the services to be provided by the Adviser to the Fund, including administrative and compliance services, oversight of Fund accounting, marketing services, assistance in meeting legal and regulatory requirements and other services necessary for the operation of the Fund. The Directors acknowledged the Adviser's employment of highly skilled investment professionals, research analysts and administrative, legal and compliance staff members to ensure that a high level of quality in compliance and administrative services would be provided to the Fund. The Directors also recognized the benefits which the Fund derives from the resources available to the Adviser and the Adviser's affiliates, including UBS AG and UBS Financial Services Inc. ("UBS Financial"). Accordingly, the Directors felt that the quality of service offered by the Adviser to the Fund was appropriate, and that the Adviser's personnel had sufficient expertise to manage the Fund.

          The Directors reviewed the performance of the Fund and compared that performance to the performance of other investment companies presented by UBS Financial which had objectives and strategies similar to those of the Fund and which are managed by other, third-party investment advisers ("Comparable Funds"). The Directors determined that the Fund's annualized performance was equal to the median performance of its Comparable Funds, and above the return of the HFRX Equity Hedge Index. The Directors also acknowledged that the Fund's more global investment mandate may have accounted, in part, for the Fund's lower performance relative to the higher performing Comparable Funds. The Directors also compared the volatility of the Fund to that of its Comparable Funds. The Directors observed that the Fund's volatility was within the range of that of its Comparable Funds, although it was higher than the median volatility.

          The Directors considered the fees being charged by the Adviser for its services to the Fund as compared to those charged to the Comparable Funds, and as compared to the fees charged by UBS Fund Advisor, L.L.C. ("UBSFA") and its affiliates for other UBS alternative investment products. The information presented to the Directors showed that the management fee being charged to the Fund was above the median management fee being charged to its Comparable Funds, although less than or equal to the management fee being charged to those of its Comparable Funds which were registered under the Investment Company Act of 1940, as amended. The Directors also noted that the Fund was not subject to any incentive fee. In comparing the advisory fees being charged to the Fund to the fees being charged by UBSFA and its affiliates for other UBS alternative investment products, the Directors noted that although the combination of management fee and administrative services fee being charged to the Fund was the highest being charged to an Alternative Investment Group fund-of-funds, the Fund was not subject to any incentive fee. In light of the foregoing, the Directors felt that the management fee being charged to the Fund was appropriate.

          The Directors also considered the profitability of UBSFA both before payment to brokers and after payment to brokers and concluded that the profits to be realized by UBSFA and its affiliates under the Fund's Investment Management Agreement and from other relationships between the Fund and UBSFA were within a range the Directors considered reasonable and appropriate. The Directors also discussed the fact that the Fund was not large enough at that time to support a request for breakpoints due to economies of scale. The Directors determined that the fees were reasonable. The Directors concluded that approval of the Investment Management Agreement was in the best interests of the Fund and its shareholders.

DIRECTORS AND OFFICERS (UNAUDITED)

Information pertaining to the Directors and officers of the Fund is set forth below. The statement of additional information (SAI) includes additional information about the Directors and is available without charge, upon request, by calling UBS Financial Services Inc.‘s Alternative Investment Group at 800-580-2359.

------------------------------ ----------------- --------------------------------- ------------ ------------------------
                                                                                    Number of
                                                                                   Portfolios
                                                                                     in Fund
                                                                                     Complex      Other Trusteeships/
                                Term of Office                                      Overseen     Directorships Held by
                                and Length of        Principal Occupation(s)           by        Director Outside Fund
Name, Age, Address              Time Served(1)         During Past 5 Years         Director(2)          Complex
------------------------------------------------------------------------------------------------------------------------
                                                 INDEPENDENT DIRECTORS
------------------------------ ----------------- --------------------------------- ------------ ------------------------

George W. Gowen (77)                Term--       Law partner of Dunnington,            13                None
UBS Financial Services Inc.       Indefinite     Bartholow & Miller
1285 Avenue of the Americas      Length--since
New York, NY 10019             Commencement of
Director                          Operations
------------------------------ ----------------- --------------------------------- ------------ ------------------------

Stephen H. Penman (60)              Term--       Professor of Financial                13                None
UBS Financial Services Inc.       Indefinite     Accounting of the Graduate
1285 Avenue of the Americas      Length--since   School of Business,
New York, NY 10019             Commencement of   Columbia University
Director                          Operations
------------------------------ ----------------- --------------------------------- ------------ ------------------------

                                                  INTERESTED DIRECTOR
------------------------------------------------------------------------------------------------------------------------

Meyer Feldberg (64) (3)             Term--       Senior Advisor for Morgan             35       Director of:
UBS Financial Services Inc.       Indefinite     Stanley & Co. Incorporated and                 Primedia, Inc.,
1285 Avenue of the Americas      Length--since   Dean Emeritus and Professor at                  Federated Department
New York, NY 10019             Commencement of   Columbia Business School                       Stores, Inc.,
Director                          Operations                                                    Revlon, Inc. and
                                                                                                SAPPI, Ltd.
------------------------------ ----------------- --------------------------------- ------------ ------------------------

                                            OFFICERS WHO ARE NOT DIRECTORS
------------------------------------------------------------------------------------------------------------------------

Douglas Lindgren (45)               Term--       Managing Director of UBS              N/A                N/A
UBS Financial Services Inc.       Indefinite     Financial Services Inc. since
1285 Avenue of the Americas      Length--since   June 2005
New York, NY 10019              July 19, 2005    Prior to June 2005, Managing
Principal Executive Officer                      Director and Head of
                                                 Alternative Investments at
                                                 United States Trust Company,
                                                 N.A.
------------------------------ ----------------- --------------------------------- ------------ ------------------------

Philip Tazza (48)                   Term--       Executive Director of UBS             N/A                N/A
UBS Financial Services Inc.       Indefinite     Financial Services, Inc. since
51 West 52nd Street              Length--since   May 22, 2006.
New York, NY 10019               May 22, 2006    Prior to May 22, 2006, Head of
Principal Accounting Officer                     Regulatory Implementation and
                                                 Chief Operating Officer of
                                                 Investment Management at Bank
                                                 of America
------------------------------ ----------------- --------------------------------- ------------ ------------------------
Frank S. Pluchino (47)              Term--       Assistant Director of                 N/A                N/A
UBS Financial Services Inc.       Indefinite     Compliance of UBS Financial
51 West 52nd Street              Length--since   Services Inc. since 2003
New York, NY 10019              July 19, 2005    Prior to 2003, Chief Compliance
Chief Compliance Officer                         Officer of LibertyView Capital
                                                 Management, Inc., an investment
                                                 adviser, and LibertyView
                                                 Alternative Asset Management,
                                                 Inc., an NASD broker-dealer
------------------------------ ----------------- --------------------------------- ------------ ------------------------

1 For Directors, their terms are for the duration of the term of the Fund, unless his status as a Director shall be sooner terminated by death, adjudicated incompetent, voluntarily withdraw, physically unable to perform duties, removed either by vote or written consent of at two-thirds of the Directors or vote or written consent of Members holding not less than two-thirds of the total number of votes eligible to the cast by all Members.

2 Of the 35 funds/portfolios in the complex as of December 31, 2006, 22 are advised by an affiliate of UBS Financial Services Inc. and 13 comprise UBS Financial Services' Alternative Investment Group of Funds.

3 Mr. Feldberg is an "interested person" of the Fund because he is an affiliated person of a broker-dealer with which the UBS Financial Services Alternative Investment Group of Funds does business. Mr. Feldberg is not an affiliated person of UBS Financial Services or its affiliates.

The Fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed or copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Proxy Voting
A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available with out charge upon request by calling the UBS Financial Services Inc.‘s Alternative Investment Group at 800-580-2329

PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits.

1.	Financial Statements	Part A: Part B:	Financial Highlights

Report of Independent Registered Public Accounting Firm, Statement of Assets, Liabilities and Members' Capital, Statement of Operations, Statement of Changes in Members' Capital, Statement of Cash Flows, Notes to Financial Statements and Schedule of Portfolio Investments

2.	Exhibits

a.	(1) Certificate of Formation(1) (2) Certificate of Amendment(2) (3) Limited Liability Company Agreement (included as Appendix A to the Fund's prospectus)

b.	Not Applicable
c.	Not Applicable
d.	See Item 25(2)(a)(3)
e.	Not Applicable
f.	Not Applicable

g.	Investment Management Agreement(2)

h.	Distribution Agreement(2)

j.	Custodian Services Agreement(2)

k.	(1) Administration Agreement(2) (2) Administration, Accounting and Investor Services Agreement(2) (3) Escrow Agreement(2) (4) Investor Certificates (included as Appendix B to the Fund's prospectus)

l.	Opinion and Consent of Stroock & Stroock & Lavan LLP(3)

n.	(1) Opinion and Consent of Stroock & Stroock & Lavan LLP(2) (2) Consent of Independent Registered Public Accounting Firm*

p.	Not Applicable

r.	Code of Ethics(4)

s.	Powers of Attorney(4)

_______________________
*	Filed herewith.

(1)	Previously filed as an Exhibit to the Registration Statement on Form N-2 (Reg. No. 333-99281) filed on September 6, 2002.

(2)	Previously filed as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 333-99281) filed on December 12, 2002.

(3)	Previously filed as an Exhibit to the Registration Statement on Form N-2 (Reg. No. 333-133917) filed on May 9, 2006.

(4)	Previously filed as an Exhibit to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 333-133917) filed on March 15, 2007.

Item 26.   Marketing Arrangements: Not Applicable.

Item 27.   Other Expenses of Issuance and Distribution:*

Registration fees
Legal fees
NASD fees
Blue Sky fees
Accounting fees
Printing
Miscellaneous

          Total

_________________
*	Incorporated by reference to the Registration Statement on Form N-2 (Reg. No. 333-133917) filed on May 9, 2006.

Item 28.   Persons Controlled by or Under Common Control with Registrant: None.

Item 29.   Number of Holders of Securities as of February 1, 2007:

Title of Class Limited Liability Company Interests	Number of Recordholders 3,864

Item 30.   Indemnification:

          Reference is made to Section 3.7 of the Registrant's Limited Liability Company Agreement (the "LLC Agreement") included in the prospectus as Appendix A, to Paragraph 7 of the Registrant's Investment Management Agreement ("Investment Management Agreement") previously filed as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 333-99281) filed on December 12, 2002, and to Section 8 of the Registrant's Distribution Agreement ("Distribution Agreement") previously filed as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 333-99281) filed on December 12, 2002. The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement, Investment Management Agreement and Distribution Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "Investment Company Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the Investment Company Act remains in effect.

          The Registrant, in conjunction with UBS Fund Advisor, L.L.C. (the "Adviser"), the Registrant's directors and other registered management investment companies managed by the Adviser or its affiliates, maintains insurance on behalf of any person who is or was an independent director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as an individual general partner, director, officer, employee or agent of another managed investment company, against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

Item 31. Business and Other Connections of Investment Adviser:

          A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or trustee, is set forth in the Registrant's prospectus in the section entitled "Management of the Fund." Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-55537), and is incorporated herein by reference.

Item 32. Location of Accounts and Records:

          PFPC Inc., the Fund's administrator, maintains certain required accounting related and financial books and records of the Registrant at 400 Bellevue Parkway, Wilmington, Delaware 19809. The other required books and records are maintained by UBS Fund Advisor, L.L.C., 51 West 52nd Street, New York, New York 10019.

Item 33. Management Services: Not Applicable.

Item 34. Undertakings:

I.	The Registrant undertakes to suspend the offering of Interests until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

II.	The Registrant undertakes that:

(a)	For purposes of determining any liability under the Securities Act of 1933, as amended (the "1933 Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

III.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's statement of additional information.

IV.	The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)	To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

V.	The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

VI.	The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of April 2007.

UBS M2 FUND, L.L.C. By: /s/ C. Philip Tazza C. Philip Tazza Authorized Signatory

          Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on April 30, 2007.

Name	Title

/s/ Douglas A. Lindgren Douglas A. Lindgren	Principal Executive Officer

/s/ C. Philip Tazza C. Philip Tazza	Principal Accounting Officer

/s/ Meyer Feldberg* Meyer Feldberg	Director

/s/ George W. Gowen* George W. Gowen	Director

/s/ Stephen H. Penman* Stephen H. Penman	Director

*By: /s/ C. Philip Tazza C. Philip Tazza, attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER (n)(2)	DESCRIPTION Consent of Independent Registered Public Accounting Firm